Exhibit 2.1

EXECUTION VERSION

ASSET AND MEMBERSHIP INTEREST PURCHASE AGREEMENT

dated as of

January 24, 2017

by and between

BOB EVANS FARMS, INC.

and

BER ACQUISITION, LLC

i

EXHIBITS

Exhibit A	Equity Commitment Letter
Exhibit B	Form of Transition Services Agreement
Exhibit C	Form of Buyer Trademark License Agreement
Exhibit D	Form of Seller Trademark License Agreement
Exhibit E	Form of IP Assignment Agreement
Exhibit F	Form of IPCo Contribution Agreements
Exhibit G	Form of IPCo Limited Liability Company Agreement
Exhibit H	Form of Supply Agreement
Exhibit I	Form of Estoppel Certificate

ASSET AND MEMBERSHIP INTEREST PURCHASE AGREEMENT

This ASSET AND MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) dated as of January 24, 2017 by and between Bob Evans Farms, Inc., a Delaware corporation (“Seller”), and BER Acquisition, LLC, a Delaware limited liability company (“Buyer”). Each of Seller and Buyer is referred to herein as a “Party” and collectively as the “Parties”.

W I T N E S S E T H:

WHEREAS, Buyer desires to purchase the IPCo Interests (as defined below) and the Purchased Assets (as defined below) and assume the Assumed Liabilities (as defined below) from Seller and its applicable Subsidiaries, and Seller and its applicable Subsidiaries desire to sell the IPCo Interests and the Purchased Assets and transfer the Assumed Liabilities to Buyer, upon the terms and subject to the conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. As used herein, the following terms have the following meanings:

“Action” means any action, audit, claim, charge, suit, arbitration, mediation, litigation, investigation, or proceeding, in each case at law or equity by or before any Governmental Authority, provided that Action shall not include tax audits or ordinary course health inspections.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or other ownership interests, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Anti-Takeover Statute” means Section 203 of the General Corporation Law of the State of Delaware or any other anti-takeover, moratorium, fair price, control share, interested stockholder or similar Law.

“Assignment and Assumption Agreement” means one or more Assignment and Assumption Agreements, to be entered into in connection with the consummation of the transactions contemplated hereby, by and between Seller or a Subsidiary of Seller, as applicable, on the one hand, and Buyer or a permitted assign or Subsidiary of Buyer, as applicable, on the other, in form and substance reasonably acceptable to Seller and Buyer.

“Balance Sheet” means the unaudited pro forma combined balance sheet of the Business as of October 28, 2016.

“Balance Sheet Date” means October 28, 2016.

“Bill of Sale” means one or more Bills of Sale, to be entered into in connection with the consummation of the transactions contemplated hereby, by and between Seller or a Subsidiary of Seller, as applicable, on the one hand, and Buyer or a permitted assign or Subsidiary of Buyer, as applicable, on the other, in form and substance reasonably acceptable to Seller and Buyer.

“Business” means the business of (a) operating the Bob Evans chain of restaurants in the United States including those listed on Schedule 1.01(a) (each, a “Restaurant,” and collectively, the “Restaurants”), (b) developing, owning, operating, marketing and advertising Restaurant Services, and providing third parties the rights to develop, own, operate, market and advertise Restaurant Services including in connection with “Bob Evans Express” and (c) all other activities conducted by Seller and its Subsidiaries prior to the date hereof outside of the Prepared Foods Business directly supporting the performance of the Restaurant Services.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, or Cleveland, Ohio, are authorized or required by Law to close.

“Business Employee” means (i) all Restaurant employees employed by Seller or its Subsidiaries immediately prior to the Closing; (ii) each employee (other than a Restaurant employee) of Seller or its Subsidiaries whose employment duties immediately prior to the Closing are primarily dedicated to the performance of services (including administrative or back-office support services) for the Business and only to the extent that such employees are set forth on Schedule 1.01(b) as of the date of this Agreement; and (iii) any employees hired by Seller or any of its Subsidiaries in the ordinary course of business consistent with past practice after the date of this Agreement and before the Closing Date to replace any of the employees set forth on Schedule 1.01(b) whose employment terminates after the date of this Agreement and before the Closing Date.

“Business Guarantees” means all guarantees, letters of credit, comfort letters, bonds, sureties and other similar credit support or assurances provided by Seller or any of its Affiliates in support of any obligation of the Business, a true, complete and correct list of which as of the date hereof is set forth on Schedule 1.01(c). If and to the extent the assignment or transfer to Buyer or its Affiliates of any Lease included in the Leased Real Property pursuant hereto does not completely and irrevocably release Seller and all the Retained Subsidiaries, as applicable, to the extent Seller or such Retained Subsidiaries are liable under any such Business Guarantees, from all obligations and Liabilities under such Lease or requires that Seller or any of its Affiliates enter into a new guarantee, letter of credit, comfort letter, bond, surety and other credit support or assurance in respect of such Lease, such unreleased obligations, Liabilities, support or assurance shall be referred to herein as “Lease Guarantees” and shall be considered “Business Guarantees” hereunder. All Lease Guarantees shall be added to Schedule 1.01(c) as and when entered into.

“Business Intellectual Property” means the Intellectual Property Rights owned by Seller or any of its Subsidiaries and exclusively used or held for use in connection with the conduct of the Business as of the Closing Date, including the Intellectual Property Rights listed in Schedule 3.12(a)(i).

“Business Real Property” means, collectively, the Leased Real Property, together with the Owned Real Property.

“Business Records” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, advertising and promotional materials, marketing information, recipes, menus, studies, pricing information, customer and supplier data, ledgers, journals, technical documentation (design specifications, building and construction plans, architectural and engineering plans, surveys, engineering or property condition reports, zoning reports or letters, environmental reports, title insurance policies, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, release notes, working papers, etc.), and other similar materials in each case related primarily to the Business, Purchased Assets or Assumed Liabilities, but limited, in the case of any of the foregoing that are not exclusively related to the Business, Purchased Assets or Assumed Liabilities, solely to the portion thereof related to the Business, Purchased Assets or Assumed Liabilities; provided, however, that “Business Records” shall not include any Intellectual Property Rights in any of the foregoing.

“Buyer Trademark License Agreement” means that certain Trademark License Agreement by and among Buyer and IPCo, in substantially the form attached hereto as Exhibit C.

“Cash and Cash Equivalents of the Business” means the aggregate amount of cash and cash equivalents on hand at the Restaurants as of the close of business on the day immediately preceding the Closing Date after taking into account the customary daily withdrawal of excess cash at the Restaurants; provided, however, Cash and Cash Equivalents of the Business shall exclude any credit card receivables.

“Closing Date Cash Adjustment Amount” which may be positive or negative, means the lesser of (i) the Cash and Cash Equivalents of the Business minus $1,200,000 and (ii) $3,000,000.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Competition Laws” means any relevant merger or acquisition Laws or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade, including the HSR Act, as amended, and in each case the related rules and regulations.

“Confidentiality Agreement” means that certain Confidentiality Agreement by and between Seller and Golden Gate Private Equity, Inc., dated June 17, 2016.

“Contract” means any contract, agreement, amendment, lease, sublease, license, sublicense, franchise, sales order, purchase order, scope of work, instrument, note, bond,

promise, loan, obligation or other commitment or arrangement, whether written or oral, that is binding on any Person or any part of its property under Law, including contractual rights and intangibles with respect to the ownership, maintenance, repair or improvement of any real property (including the Business Real Property), but in no event shall “Contract” include any Lease.

“COTS License” means any license for “shrink-wrap,” “click-through” or other “off-the-shelf” Software or for other Software that is commercially available to the public generally with annual license, maintenance, support and other fees or a replacement cost of less than $50,000.

“Damages” means any losses, damages, liabilities, charges, interest, or fines that are suffered or sustained, including those resulting from a judgment, a settlement or an award, including those arising out of any Action, applicable Law, Lease or Contract, including the Taxes, costs and expenses (including reasonable fees and expenses of counsel, consultants, experts, and other professional fees) associated therewith.

“Disclosure Schedule” means the disclosure schedules delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.

“Employee Plan” means any employment agreement or individual consulting agreement or any “employee benefit plan,” as defined in Section 3(3) of ERISA, and any plan, practice, arrangement, policy or agreement providing for retention, change in control, severance, equity or equity-based compensation, bonuses, profit-sharing, incentive or deferred compensation, vacation or other paid-time-off, welfare or post-employment welfare (health, dental, vision, life, and disability), sick pay, pension, retirement or other material benefits, in each case which covers any current or former Business Employee.

“Environmental Conditions” means the presence of Hazardous Substances in the environment (including natural resources, soil, surface water, ground water, any present or potential drinking water supply, subsurface strata or indoor or ambient air).

“Environmental Laws” means any applicable Law relating to pollution, protection of the environment, and/or protection of the health and safety of persons from exposures to chemicals or Hazardous Substances.

“Environmental Liabilities” means any and all Liabilities arising out of or relating to any Environmental Law and/or arising out of or relating to Environmental Conditions, including: (a) any discharge, spill, leak, emission, release, threatened release or migration of, or exposure to, Hazardous Substances; (b) the use, generation, storage, disposal, handling, treatment, recycling, shipment, transportation (or arrangement for any of the foregoing) of any Hazardous Substances; (c) any violation of or noncompliance with any Environmental Law or any Permit required by any applicable Environmental Law; (d) any investigatory, remedial, natural resource, response, removal or corrective obligation or measure required by Environmental Law; or (e) any claim (including but not limited to property damage and personal injury) by any third party relating to any Hazardous Substances or Environmental Conditions.

“Equity Commitment Letter” means the equity financing commitment letter attached as Exhibit A, between Buyer and the investment funds named therein (each, an “Equity Investor”),

naming Seller as an express third party beneficiary and pursuant to which such investment funds have committed to invest or cause to be invested in the equity capital of Buyer the amount set forth therein for the purposes of financing the transactions contemplated by this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with Seller, is or was, at a relevant time, treated as a single employer under Section 414 of the Code.

“Financing” means the equity financing incurred or to be incurred pursuant to the Equity Commitment Letter.

“Financing Conditions” means the conditions set forth in Section 2 of the Equity Commitment Letter.

“Fundamental Representations” means the representations and warranties of Seller contained in Section 3.01 (Corporate Existence and Power), Section 3.02 (Corporate Authorization) and Section 3.15 (Finders’ Fees).

“GAAP” means generally accepted accounting principles in the United States, applied on a consistent basis.

“Governmental Authority” means any transnational, domestic or foreign federal, national, state or local, governmental, regulatory, administrative, judicial or quasi-governmental authority, department, court, agency or official, including any political subdivision thereof, and any mediator, arbitrator or arbitral body.

“Group” means “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.

“Hazardous Substances” means any pollutant, contaminant, chemical, waste or any other toxic, infectious, carcinogenic, radioactive, ignitable, corrosive, reactive, caustic or otherwise hazardous substances or materials (whether solids, liquids or gases), or any other substances, materials or wastes subject to regulation, control or remediation (or for which Liability may be imposed) under any Environmental Law, including petroleum, its derivatives, by-products and other hydrocarbons, urea formaldehyde, lead-based paint, polychlorinated biphenyls and asbestos.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IP Assignment Agreement” means that certain Intellectual Property Assignment Agreement, entered into among BEF Restaurant Services LLC, an Ohio limited liability company (“IP RemainCo”), and Buyer, in substantially the form attached hereto as Exhibit E.

“IPCo” means Bob Evans Core, LLC, a Delaware limited liability company.

“IPCo Contribution Agreements” means (i) that certain Intellectual Property Contribution Agreement, entered into by and among Seller and its Retained Subsidiaries in substantially the form attached hereto as Exhibit F-1, (ii) that certain Intellectual Property Contribution Agreement, entered into by and among Seller, its Retained Subsidiaries and IPCo, in substantially the form attached hereto as Exhibit F-2 and (iii) that certain Contribution Agreement, entered into between Seller and BE Partner LLC, an Ohio limited liability company (“BE Partner”) in substantially the form attached hereto as Exhibit F-3.

“IPCo Interests” means fifty percent (50%) of all outstanding Membership Interests of IPCo, as set forth in the IPCo Limited Liability Company Agreement.

“IPCo Limited Liability Company Agreement” means that certain Amended and Restated Limited Liability Company Agreement of IPCo, entered into by and between Buyer and Seller, in substantially the form attached hereto as Exhibit G.

“IPCo Transfer Documents” means instruments, in form and substance reasonably satisfactory to the Parties, affecting the transfer from BE Partner to Buyer of ownership and title to the IPCo Interests.

“Income Tax” means any Tax that is, in whole or in part, based on or measured by net income or gains, and any similar Tax (including any gross receipts tax and any franchise tax imposed in lieu of a Tax that is, in whole or in part, based on or measured by net income or gains).

“Indebtedness” means (a) all obligations for borrowed money or advances, (b) all obligations evidenced by notes, bonds, debentures or other instruments, (c) all obligations of any obligor or otherwise under letters of credit, bankers’ acceptance or similar instruments, (d) all obligations under leases required to be accounted for as capitalized leases under GAAP and all purchase money obligations or similar agreements that would be required to be accounted for by the lessee as indebtedness in accordance with GAAP, (e) all outstanding prepayment premium obligations that constitute an Assumed Liability, if any, (f) all obligations for the deferred purchase price of property or services (other than ordinary course trade payables) and agreements with suppliers and other than employee compensation and benefits to be provided under employee benefit and compensation plans and arrangements), (g) all obligations under interest rate, currency or commodity derivatives or hedging or similar arrangements, (h) the GAAP liability for gift cards sold prior to the Closing Date related to the Business; (i) all obligations for guarantees of another Person in respect of any items set forth in clauses (a) through (g), and (i) all accrued interest, fees and expenses, together with any breakage, make-whole payments or other charges or amounts related to any of the foregoing, in each case, calculated in accordance with the assumptions, procedures and methodologies set forth on Schedule 1.01(e).

“Intellectual Property Rights” means all United States and foreign intellectual property and proprietary rights, including (i) all trademarks, service marks, trade names, trade dress, product names, logos, slogans, corporate names and other source identifiers, whether or not registered, together with all translations, adaptations, derivations and combinations thereof, and all applications, registrations and renewals therefor, and all goodwill of the business connected with the use of and symbolized by the foregoing (collectively, “Trademarks”); (ii) all Internet domain names, Uniform Resource Locators (URLs) and social media usernames and accounts (collectively, “Domain Names”); (iii) all copyrights and copyrightable subject matter, whether or not published and whether or not registered, and all applications, registrations and renewals therefor, and moral and economic rights of authors and inventors; (iv) all patents and patent applications, and patent disclosures, and all reissues, reexaminations, divisions, continuations, continuations-in-part, and extensions thereof; (v) all Software; (vi) all trade secrets, recipes, technical information, know-how, inventions (whether or not patentable), processes, techniques, designs, drawings, technologies, protocols, methods, formulas, specifications, research and development information, financial information, business and marketing plans and proposals, sales and pricing data, advertising and promotional materials and lists of suppliers, vendors, customers, and distributors; and (vii) all other forms of proprietary rights however designated, including rights of publicity and rights of privacy.

“knowledge of Seller,” “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge of Saed Mohseni, Douglas Benham, Mark Hood, John J. Fisher and John Carothers.

“Law” means, with respect to any Person, any United States, European Union or foreign federal, national, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, (or the property or assets of such Person), as amended (including, without limitation, any applicable zoning, subdivision or land use laws).

“Lease” means any lease (including, without limitation, the Master Leases), sublease, license, concession, ground lease, occupancy agreement or other agreement or arrangement with respect to real property, including any and all amendments, modifications, lease guarantees or other related documentation, in each case, as of the Closing, and including all rights to security deposits and other amounts and instruments deposited by or on behalf of the Business thereunder.

“Leased Real Property” means the real property leased, subleased or ground leased by Seller or its Subsidiary as tenant and used primarily by such tenant in connection with the Business; provided, however, that Leased Real Property shall also include the real property that is designated as a leased Non-Operating Restaurant on Schedule 1.01(i).

“Liability” means any direct or indirect liability, cost, expense, debt or obligation of any kind, character, or description, and whether known or unknown, choate or inchoate, liquidated or unliquidated, accrued, absolute, contingent or otherwise, and regardless of whether or when asserted or by whom.

“Lien” means, with respect to any property, equity interest or asset, any mortgage, deed of trust, lien, encumbrance, license, lease, sublease, occupancy agreement, pledge, security interest, claim, right of first offer or refusal affecting the Business Real Property, right of way, use restriction, easement, adverse claim of title, ownership or use, option, conditional sale agreement, title defect, levy, covenant or option or other restriction of any kind, in respect of such property, equity interest or asset.

“Liquor License” means a license or permit authorizing the sale of alcoholic beverages.

“Master Lease Guarantees” means those certain Lease Guarantees in respect of the Master Leases, including: (i) that certain Lease Guaranty (Pool #1) made by the Master Lease Guarantors in favor of NRP REIT Landlord, (ii) that certain Lease Guaranty (Pool #2) made by the Master Lease Guarantors in favor of NRP LP Landlord, (iii) that certain Lease Guaranty (Pool #3) made by the Master Lease Guarantors in favor of NRP LP Landlord, (iv) that certain Lease Guaranty (Pool #4) made by the Master Lease Guarantors in favor of NRP LP Landlord, and (v) that certain Lease Guaranty (Pool #5) made by the Master Lease Guarantors in favor of NRP LP Landlord, each dated as of April 14, 2016 (and each individually as the context requires, a “Master Lease Guaranty”).

“Master Lease Guarantors” means, in the context of the Master Lease Guarantees, Bob Evans Farms, Inc., a Delaware corporation, and BEF Foods, Inc., an Ohio corporation, each in their capacities as guarantors under such Master Lease Guarantees.

“Master Lease Landlord” means, collectively, the NRP LP Landlord and the NRP REIT Landlord.

“Master Lease Properties” means those Leased Real Properties leased by Seller or its Subsidiaries as tenant pursuant to the Master Leases.

“Master Lease Tenant” means, in the context of the Master Leases, Bob Evans Farms, LLC, an Ohio limited liability company, in its capacity as tenant under such Master Leases.

“Master Leases” means (i) that certain Master Lease Agreement (Pool #1) between NRP REIT Landlord and Master Lease Tenant, (ii) that certain Master Lease Agreement (Pool #2) between NRP LP Landlord and Master Lease Tenant, (iii) that certain Master Lease Agreement (Pool #3) between NRP LP Landlord and Master Lease Tenant, (iv) that certain Master Lease Agreement (Pool #4) between NRP LP Landlord and Master Lease Tenant, and (v) that certain Master Lease Agreement (Pool #5) between NRP LP Landlord and Master Lease Tenant, each dated as of April 14, 2016 (and each individually as the context requires, a “Master Lease”).

“Material Adverse Effect” means any change, event, effect, condition, circumstance, state of facts or development (each an “Effect”) that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Business (taken as a whole); provided, however, that any Effect resulting or arising from or relating to any of the following shall not be considered when determining whether a Material Adverse Effect shall have, or would reasonably be expected to have, occurred: (a) any action taken or omission to act with the written consent or upon the written request of Buyer (including any such action taken or omission to act which are required or permitted by the Transaction Documents following such consent or request), (b) any change or development in general economic conditions in the industries or markets in which the Business operates, (c) changes in Law, GAAP or other applicable accounting rules or principles, or the interpretation or enforcement of any of the foregoing, (d) any failure of the Business to meet, with respect to any period or periods, any internal or published forecasts or projections, estimates of earnings or revenues, or business plans, provided that this clause (d) shall not prevent a determination that any Effect underlying such failure to meet forecasts or projections has resulted in, or would reasonably be expected to have, a Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Material Adverse Effect), (e) any natural disaster, act of war, armed hostilities or terrorism, change in political environment or any worsening thereof or actions taken in response thereto, (f) the negotiation, execution, delivery, performance, consummation, or public announcement of this Agreement or the transactions contemplated by this Agreement (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees to the extent related thereto), (g) any change or development in financial, credit or securities markets, general economic or business conditions, or political, social or regulatory conditions, (h) any fluctuations in currency or (i) any Action arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated by this Agreement; provided that, in the case of (b), (e), or (g) only if any such Effects do not, individually or in the aggregate, have a materially disproportionate adverse impact on the Business relative to other Persons in the industries or markets in which the Business operates; provided further that, solely for purposes of determining whether a Material Adverse Effect has occurred for purposes of the condition set forth in Section 8.02(f), any failure to obtain a consent of a Person or Governmental Authority in connection with any transfers, assignments, licenses, sublicenses, replacements, leases and subleases, as the case may be, of Purchased Assets, Contracts, Shared Contracts and Permits, and any claim or right or benefit arising thereunder or resulting therefrom, shall in each case not be taken into account.

“Material Leases” means, collectively, the Master Leases and the Mesirow Leases, and each individually, as the context may require, a “Material Lease”.

“Mesirow Leases” means those certain leases listed on Schedule 1.01(f) hereto between the Mesirow Leases Tenant and the Mesirow Leases Landlords, such leases having been assigned to the Mesirow Leases Landlords by BE Portfolio, LLC, a Delaware limited liability company, as landlord.

“Mesirow Lease Guarantees” means those certain Lease Guarantees in respect of the Mesirow Leases, as set forth on Schedule 1.01(g) hereto (and each individually as the context requires, a “Mesirow Lease Guaranty”).

“Mesirow Leases Landlords” means those certain landlords under the Mesirow Leases, as set forth on Schedule 1.01(h) hereto.

“Mesirow Leases Tenant” means, in the context of the Mesirow Leases, Bob Evans Farms, LLC, an Ohio limited liability company, in its capacity as tenant under such Mesirow Leases.

“Non-Operating Restaurants” means those restaurant locations set forth on Schedule 1.01(i); provided that Schedule 1.01(i) may not be amended or modified in any way without the prior written consent of the Buyer.

“Non-Operating Restaurants Sale Proceeds Adjustment Amount” means an amount equal to the dollar value (determined on an after-Tax basis) of the net proceeds received by Seller or its Subsidiaries in respect of any and all Permitted Non-Operating Restaurant Sales between (and inclusive of) November 15, 2016 and the day immediately preceding the Closing Date.

“NRP LP Landlord” means National Retail Properties, LP, a Delaware limited partnership.

“NRP REIT Landlord” means National Retail Properties Trust, a Maryland real estate investment trust.

“Organizational Documents” means any charter, certificate of incorporation, certificate of formation, articles of incorporation, articles of association, memorandum of association, bylaws, operating agreement or similar formation or governing documents and instruments.

“Owned Real Property” means the corporate headquarters facility of Seller and its Subsidiaries, the Bob Evans farm in Rio Grande, Ohio, and all land owned by Seller and its Subsidiaries and used primarily in connection with the Business, a true, correct and complete list of which is set forth on Schedule 1.01(j) (including the address), and all interest, if any, of Seller and its Subsidiaries in any road adjoining such land, as well as all tenements, hereditaments, appurtenances, easements and other rights and interests appurtenant or pertaining thereto (including air, oil, gas, mineral and water and irrigation rights), in each case, together with Seller’s right, title and interest, if any, in all buildings, structures, fixtures and improvements erected or located thereon, including to the extent the same are in existence on the date hereof or as of the Closing Date, all electrical, mechanical, plumbing and other building systems, security and surveillance systems, computer wiring and cable installations, utility installations, water distribution systems and landscaping, heating, ventilation and air-conditioning equipment, gas and power apparatus, windows, toilets, ducts and compressors, exhaust systems and water heaters and related machinery, pipes, pumps, tanks, conduits, switchboards, fire sprinklers and fire suppression and other fire protection equipment, lighting including emergency lighting and paging and sound systems, walk-in coolers, walk-in refrigerators and walk-in freezers, built-in sinks and supports for signs.

“Permitted Liens” means (a) Liens for Taxes, assessments or other governmental charges in each case, not yet due or payable, (b) mechanics’, construction builders’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business consistent with past practice, in each case, for amounts which are not yet due or payable and that are not, individually or in the aggregate, materially adverse to the Business, (c) zoning, entitlement and other building, land use and environmental regulations and restrictions promulgated by any Governmental Authority which are not violated in any material respect by the current use or occupancy of such real property or the operations of the Business at such real property, (d) encroachments, if any, on any street or highway, provided that the same do not materially and adversely impair the use of the assets in substantially the manner currently conducted, (e) covenants, conditions, restrictions, exclusives, easements, rights of way, servitudes, encumbrances, defects, imperfections, irregularities of title or other Liens, if any, with respect to any Business Real Property that would not reasonably be expected to materially interfere with the conduct of the Business at, or materially detract from the value of, the Business Real

Property, (f) with respect to any Business Real Property, any conditions that would be disclosed or apparent by a current accurate survey or physical inspection of any Business Real Property, (g) with respect to any Leased Real Property, (i) the interests and rights of the respective lessors with respect thereto and (ii) any Lien created under or by reason of the applicable lease agreement and any ancillary documents thereto (but without limitation of any obligations of Seller to obtain consents, waivers, approvals, orders and authorizations necessary to transfer and assign the Non-Assignable Assets), (h) Liens, claims, title exceptions or imperfections of title caused or resulting from the acts of Buyer or any of its Affiliates, employees, officers, directors, agents, contractors, invitees, licensees, its successors or assigns, (i) Liens disclosed in Schedule 1.01(k), (j) non-exclusive licenses to Intellectual Property Rights granted in the ordinary course of business consistent with past practice, (k) statutory or contractual Liens of lessors or Liens on the lessor’s or prior lessor’s interest (in each case, for amounts which are not delinquent), (l) any matters, encumbrances, instruments or exceptions that the Title Company is willing to insure over in a title policy issued by such Title Company at de minimis cost of the insured, and (m) other imperfections of title or encumbrances, if any, that, individually or in the aggregate, do not materially interfere with, and would not reasonably be expected to materially interfere with, the continued use and operation of the assets and property to which they relate in the conduct of the Business as conducted as of the date of this Agreement.

“Permitted Non-Operating Restaurant Sale” means the sale of any Non-Operating Restaurant that is (i) to an unaffiliated third party and (ii) on arms-length terms that would reasonably be expected for the sale of a similarly situated property.

“Person” means an individual, corporation, partnership, limited liability company, association, joint stock company, joint venture, trust or other entity or organization of any kind, including a Governmental Authority.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period ending on (and including) the Closing Date.

“Prepared Foods Business” means the business of manufacturing, distributing, marketing, advertising, promoting, offering for sale and selling prepared, ready-made, packaged, pre-packaged, bulk and raw food and beverage products, but specifically (i) excluding any Restaurant Services and (ii) including the sale of such products to or through a third party providing Restaurant Services in accordance with the terms of the Seller Trademark License Agreement; provided, that such third party agrees not to use in any way any references to any Licensed Trademark (as defined in the Seller Trademark License Agreement) licensed to the Seller and its Affiliates under the Seller Trademark License Agreement to promote or advertise, including by way of promotional references in any menu, billboard, website or otherwise, such products.

“Property Taxes” means real property Taxes, personal property Taxes and similar ad valorem Taxes, but excludes Transfer Taxes.

“Representative” means, with respect to any Person, such Person’s directors, managers, legal representatives, officers, employees, counsel, financial advisors, financing sources, auditors, agents and other authorized representatives.

“Restaurant Contracts” means the Contracts (other than the Leases for the Leased Real Property and Excluded Assets) of Seller or its Subsidiaries used exclusively in connection with the Business, as any such Contracts may be amended, supplemented or renewed in accordance with the terms of this Agreement from time to time.

“Restaurant Services” means the operation and management of Bob Evans quick service, casual dining, fast casual, family dining, take-out, catering and similar restaurant services, including (i) the sale of apparel, souvenirs and similar incidental retail goods and products related to such services and (ii) the online or on-demand delivery of food prepared through such services.

“Retained Businesses” means all businesses now, previously or hereafter conducted by Seller or any of its Affiliates other than the Business.

“Retained Subsidiaries” means all of the direct and indirect Subsidiaries of Seller other than IPCo.

“Seller Trademark License Agreement” means that certain Trademark License Agreement by and among BEF Foods, Inc., an Ohio corporation, in its capacity as a Retained Subsidiary, and IPCo, in substantially the form attached hereto as Exhibit D.

“Sensitive Data” means (i) confidential information regarding the Business, including any products, services, recipes, software, technology, operations and clients used or served in the Business; (ii) individually identifiable Protected Health Information, as defined under the Health Insurance Portability and Accountability Act; (iii) information required by any applicable Law, industry standard or requirement to be encrypted, masked or otherwise protected from disclosure; (iv) government identifiers, such as Social Security or other tax identification numbers, driver’s license numbers and other government-issued identification numbers; (v) account, credit or debit card numbers, with or without any required security code, access code, personal identification number or password that would permit access to an individual’s financial account, and account information, including balances and transaction data; (vi) user names, email addresses, passwords or other credentials for accessing accounts; (vii) any information that under applicable Law the loss or unauthorized access to or use of would require notification to a third party; and (viii) any other sensitive information regarding individuals or their employment, family, health or financial status.

“Shared Contract” means any Contract or a group of related Contracts (e.g., a Contract and any related purchase order(s) thereunder), other than Restaurant Contracts and Contracts included in the Excluded Assets, to which Seller or any of its Affiliates is a party with any non-Affiliated third party for the provision of goods and/or services that are used in both the Business and any Retained Business.

“Software” means (i) all software, firmware, middleware and computer programs, including applications, interfaces, tools and operating systems and object code and source code, (ii) all electronic data, databases and data collections, and (iii) all documentation, including user manuals and training materials, relating to any of the foregoing.

“Straddle Tax Period” means a Tax period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by such Person.

“Supply Agreement” means a Supply Agreement by and between Buyer and BEF Foods, Inc., an Ohio corporation, in substantially the form attached hereto as Exhibit H.

“Tax” means any and all taxes, duties, assessments, fees, levies, or similar governmental charges, together with any interest, penalties, fees, governmental charges and additions to tax, imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition, collection or assessment of any such tax, wherever located (whether federal, state, local, municipal or foreign), including all net income, gross income, gross receipts, net receipts, sales, use, transfer, franchise, privilege, profits, net worth, alternative or add-on minimum, capital gains, license, registration, recording, documentary, conveyancing, social security, disability, withholding, payroll, unemployment, employment, excise, severance, stamp, premium, intangible property, real property, personal property, escheat or unclaimed property obligations, windfall profits, value added, ad valorem, occupation, estimated or any other similar governmental charge or imposition, whether disputed or not.

“Tax Liability” means any Liabilities related to Taxes.

“Tax Return” means any report, return, document, declaration, claim for refund or other information or filing supplied or required to be supplied to any Taxing Authority with respect to Taxes, including any schedule or attachment thereto or amendment thereof, and including information returns and any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreements” means all existing agreements or arrangements binding Seller or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax Liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax Liability.

“Title Company” means First Nationwide Title or any nationally recognized title insurance company designated by Buyer.

“Transaction Documents” means this Agreement, any Bill of Sale, Assignment and Assumption Agreement, the IPCo Transfer Documents, the Transition Services Agreement, the Buyer Trademark License Agreement, the Seller Trademark License Agreement, the Supply

Agreement, the IPCo Limited Liability Company Agreement, the IPCo Contribution Agreements, the IP Assignment Agreement and any other deed, bill of sale, endorsement, assignment, certificate or other instrument of conveyance or assignment as the Parties and their respective legal counsels deem reasonably necessary to vest in Buyer all right, title and interest in, to and under the Purchased Assets and to evidence Buyer’s assumption of the Assumed Liabilities (or to otherwise record or evidence the same).

“Transition Services Agreement” means a Transition Services Agreement by and between Buyer and Seller in substantially the form attached hereto as Exhibit B.

“Treasury Regulations” means the rules and regulations promulgated by the U.S. Treasury Department under the Code.

Section 1.02 Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Acceptable Confidentiality Agreement	Section 5.18(a)
Acquisition Proposal	Section 5.18(c)(i)
Adjustment Amount	Section 2.09(d)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.18(d)
Assigned Permits	Section 2.02(g)
Assumed Contracts	Section 2.02(a)
Assumed Liabilities	Section 2.04
Auditor	Section 2.09(c)
Backstop Shared Contract	Section 5.05
Buyer	Preamble
Buyer Cap	Section 9.02(b)
Buyer Deductible	Section 9.02(b)
Buyer Expenses	Section 10.03(c)
Buyer FSA Plans	Section 7.02(e)
Buyer Non-Operating Restaurants Sale Proceeds Calculation	Section 2.09(b)
Buyer Indemnitees	Section 9.02(a)
Buyer Welfare Plans	Section 7.02(c)
Card Association	Section 3.12(f)
Claim Notice	Section 9.03(a)
Closing	Section 2.08
Closing Balance Sheet	Section 2.09(b)
Closing Date	Section 2.08
Closing Date Indebtedness	Section 2.09(b)
Closing Legal Impediment	Section 8.01(b)
Data Handling	Section 3.12(f)
Deemed ROFR Waiver	Section 5.24(a)
Debt Financing	Section 5.19(b)
Deficit Amount	Section 2.09(d)
Designated Person	Section 11.13

Determination Date	Section 2.09(c)
Dispute Notice	Section 2.09(c)
Draft Allocation Statement	Section 2.07(b)
Effective Time	Section 2.08
Environmental Response	Section 9.03(f)
Equipment	Section 2.02(e)
Estimated Closing Date Cash Adjustment Amount	Section 2.09(a)
Estimated Closing Date Indebtedness	Section 2.09(a)
Estimated Non-Operating Restaurants Sale Proceeds Adjustment Amount	Section 2.09(a)
Excluded Assets	Section 2.03
Excluded Liabilities	Section 2.05
Failed Lease	Section 5.24(a)
Failed ROFR Costs	Section 5.24(c)(i)
Failed ROFR Waiver Property	Section 5.24(c)(i)
Final Purchase Price Allocation	Section 2.07(b)
Financial Statements	Section 3.05(a)
Go-Shop Period	Section 5.18(a)
Go-Shop Period End Date	Section 5.18(b)
Headquarters Debt	Section 2.05(g)
Inactive Employee	Section 7.01(b)
Increase Amount	Section 2.09(d)
Indemnified Party	Section 9.03(a)
Indemnifying Party	Section 9.03(a)
Information	Section 5.13(d)
Interim Financial Statements	Section 3.05(a)
Inventory	Section 2.02(f)
IPCo Intellectual Property	Section 2.01(a)
Lease Approval	Section 5.24(a)
Lease Approval Properties	Section 5.24(a)
Lease Counterparty	Section 5.24(a)
Leasehold Policies	Section 5.23
Lender’s Policies	Section 5.23
Listed Business Guarantees	Section 5.09(a)
Master Lease Estoppel Certificates	Section 5.22
Material Contract	Section 3.08(b)
Material Suppliers	Section 3.22
Non-Assignable Assets	Section 2.06(a)
Non-Assumed Property Taxes	Section 6.02
Notice of Superior Proposal	Section 5.18(f)
Notice Period	Section 5.18(f)
Offer	Section 7.01(a)
One Year Anniversary Date	Section 5.24(a)
Outside Date	Section 10.01(e)
Owner’s Policies	Section 5.23
Parties	Preamble

Party	Preamble
Permits	Section 3.14
Post-Closing Representation	Section 11.13
Post-Closing ROFR Waiver	Section 5.24(c)(ii)
Potential Contributor	Section 9.05
Prior Business Counsel	Section 11.13
Privileged Information	Section 5.13(d)
Privileges	Section 5.13(d)
PTO	Section 7.03
Purchase Price	Section 2.07(a)
Purchased Assets	Section 2.02
Qualifying Proposal	Section 10.03(a)(iii)
Regulatory Approvals	Section 5.03(a)
Relevant Period	Section 7.02(a)
Replacement Contracts	Section 5.05
Review Documents	Section 3.23
ROFR	Section 5.24(a)
ROFR Counterparty	Section 5.24(a)
ROFR Waiver	Section 5.24(a)
ROFR Waiver Properties	Section 5.24(a)
Seller	Preamble
Seller Cap	Section 9.02(a)
Seller Deductible	Section 9.02(a)
Seller FSA Plans	Section 7.02(e)
Seller Indemnitees	Section 9.02(b)
Seller Memorabilia	Section 2.02(o)
Seller Mini-Basket	Section 9.02(a)
Seller Welfare Plan	Section 7.02(c)
Severance Protection Period	Section 7.02(f)
Site Property Value	Section 5.24(c)(i)
Superior Proposal	Section 5.18(c)(ii)
Tax Claim	Section 6.03
Termination Fee	Section 10.03(b)
Third Party Approvals	Section 5.06(a)
Third Party Claim	Section 9.03(a)
Title Policies	Section 5.23
Transaction Liabilities	Section 9.08
Transfer Taxes	Section 6.01
Transfer Time	Section 7.02(c)
Transferred Employees	Section 7.01(c)
Unit 220	Section 5.24(d)(ii)
Unit 227	Section 5.24(d)(iv)
Unit 2070	Section 5.24(d)(i)
WARN Act	Section 3.18(a)

Section 1.03 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral gender and vice versa. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any Person include the successors and permitted assigns of that Person. References “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including,” respectively. All references to currency herein shall be to, and all payments required hereunder shall be paid in, U.S. Dollars. All references to any time herein shall refer to Eastern Time in the United States. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against Seller or Buyer, whether under any rule of construction or otherwise, as a result of the identity of the Party or Parties who drafted this Agreement or any provision hereof. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

ARTICLE II

PURCHASE AND SALE

Section 2.01 IPCo Transactions. Upon the terms and subject to the conditions of this Agreement, Seller agrees to cause the following transactions to occur:

(a) Pursuant to the IPCo Contribution Agreements, prior to the Closing and in order to effectuate the closing transactions, Seller shall have (i) transferred, and caused its Retained Subsidiaries to transfer, all of the Intellectual Property Rights set forth in Schedule 2.01(a) (the “IPCo Intellectual Property”) to IPCo, (ii) transferred, and caused its Retained Subsidiaries to transfer, all of the Business Intellectual Property to IP RemainCo and (iii) caused Bob Evans Farms, LLC to contribute all of the outstanding equity interests of IPCo and IP RemainCo to BE Partner, in each case of (i), (ii) and (iii), free and clear of all Liens other than restrictions on transfer imposed under applicable securities Laws.

(b) At the Closing, (i) Seller will cause BE Partner to sell to Buyer, and Buyer agrees to purchase, the IPCo Interests and (ii) Seller will cause IP RemainCo to assign to Buyer, and Buyer agrees to accept, the Business Intellectual Property, in each case free and clear of all Liens other than restrictions on transfer imposed under applicable securities Laws.

Section 2.02 Purchase and Sale of the Purchased Assets. Subject to Section 2.06(a) or as otherwise expressly provided herein, upon the terms and subject to the conditions of this Agreement, after completion of each of the transactions set forth in Section 2.01, Buyer agrees to purchase from Seller and the Retained Subsidiaries, and Seller agrees to, and agrees to cause the Retained Subsidiaries to, sell, convey, transfer, assign and deliver to Buyer at the Closing, free and clear of all Liens other than Permitted Liens, all of Seller’s and the Retained Subsidiaries’ right, title and interest in, to and under (including indirect and other forms of beneficial ownership) the assets and properties, of every kind and description, owned, used or held for use primarily in the conduct of the Business, whether real, personal or mixed, tangible or intangible, choate or inchoate, wherever situated, and whether owned, leased or licensed (but, for the avoidance of doubt, excluding any Excluded Assets), all as the same shall exist on the Closing Date (collectively, the “Purchased Assets”), including the following:

(a) subject to Section 2.06, (1) all Restaurant Contracts, and (2) subject to Section 5.05, any rights, privileges or claims to the extent relating to the Business under the Shared Contracts (collectively, the “Assumed Contracts”);

(b) all Leases relating to the Leased Real Property, with all rights and interests appurtenant thereto;

(c) the Owned Real Property, including any Non-Operating Restaurants that are not sold by Seller as of the Closing Date;

(d) copies of all Tax Returns and other Tax work papers and files related primarily to the Business;

(e) except as set forth in Section 2.03(t), (i) all fixtures, furniture, equipment, office supplies, production supplies, spare parts, other miscellaneous supplies, tables, chairs, smallwares, glassware, signs, lights, ornaments, decor, artwork, linen, appliances, tools, machinery, display cases, shelves, cabinets, racks, kitchen equipment and computer hardware, desktop and laptop personal computers, monitors and related computer accessories owned or used by Seller or the Retained Subsidiaries (collectively, the “Equipment”), in each case located at the Business Real Property or in transit thereto and (ii) all other tangible property of any kind located at the Business Real Property;

(f) all inventory, including all food, beverages, merchandise (including merchandise on hand that contains the Bob Evans logo), new materials, uniforms, menus, paper products, supplies (including cooking supplies, cleaning supplies, office supplies and packaging supplies) to the extent used or held for use primarily in the conduct of the Business or the operation of the Restaurants (the “Inventory”), owned by Seller or the Retained Subsidiaries and in each case located in the Restaurants or at the Business Real Property or held by, or in transit with, Gordon Food Services, Inc. for the benefit of the Restaurants;

(g) subject to Section 2.06, all of Seller’s or its Subsidiaries’ Permits relating exclusively to the Business and the Business Real Property (the “Assigned Permits”);

(h) subject to Section 5.14, except as set forth on Schedule 2.02(h) and except for Intellectual Property Rights, all Business Records and all employee records and files (including all Forms I-9) relating to the Transferred Employees, to the extent the transfer of such employee records and files is not prohibited by applicable Law;

(i) the Business Intellectual Property, together with any past, present or future claims or causes of action arising out of or related to Business Intellectual Property;

(j) all Cash and Cash Equivalents of the Business and all credit card receivables and other receivables of the Business as of the close of business on the day immediately preceding the Closing Date;

(k) all owned or leased motor vehicles used primarily in the operation of the Business and any related lease agreements;

(l) subject to Section 5.13, except as set forth on Schedule 2.02(l), all rights, claims, counterclaims, credits, causes of action or rights of set-off against third parties relating to or arising from the Business, the Purchased Assets or the Assumed Liabilities, including unliquidated rights under manufacturers’ and vendors’ warranties; provided, that, with respect to the matters set forth on Schedule 2.02(l), Seller shall keep Buyer reasonably informed and shall reasonably consult with Buyer, and shall not take any action with respect to the resolution of such matters that could reasonably be expected to have an adverse effect on the Business without Buyer’s prior written consent;

(m) all insurance, warranty, condemnation and similar proceeds received on or following the date hereof (including escrowed proceeds) with respect to damage, nonconformance of or loss to any of the Purchased Assets (including any insurance proceeds, whether received prior to the date hereof or otherwise, with respect to Store 521, located at 8957 Ocean Gateway, Easton, Maryland 21601, to the extent not previously applied to the restoration of such site prior to the date hereof), including with respect to the permanent or temporary closure of any Restaurant, regardless of whether the claim giving rise thereto was made or asserted, or the transaction, event or circumstances giving rise thereto occurred on or after the date hereof;

(n) all prepaid expenses and prepaid assets, if any, to the extent relating to the Business or any other Purchased Asset;

(o) any physical memorabilia related to Bob Evans founding and history located at the Business Real Property, except such physical memorabilia that the Parties mutually agree will be retained by Seller following the Closing (the “Seller Memorabilia”);

(p) all goodwill associated with the Business and the Purchased Assets, including all goodwill associated with the Business Intellectual Property;

(q) all of the Employee Plans and assets relating to the Employee Plans that are set forth in Schedule 7.04; and

(r) any Tax refunds with respect to Taxes that are Assumed Liabilities.

Section 2.03 Excluded Assets. The Parties expressly understand and agree that the following assets and properties of Seller and the Retained Subsidiaries (the “Excluded Assets”) shall be excluded from the Purchased Assets:

(a) all assets of every kind and nature used primarily in the Retained Businesses;

(b) all bank accounts of Seller and of any of the Retained Subsidiaries and all cash and cash equivalents (other than Cash and Cash Equivalents of the Business) of the Business to the extent on deposit in such bank accounts or in Seller’s possession in transit to any such bank account;

(c) all inventories to the extent used or held for use primarily in the Retained Businesses;

(d) all rights, privileges and claims under the Shared Contracts to the extent relating to any Retained Business or to the extent that there is a corresponding Replacement Contract;

(e) all insurance policies and all rights, claims, credits or causes of action thereunder or in connection therewith except to the extent constituting a Purchased Asset pursuant to Section 2.02(m) or as set forth in Section 5.12;

(f) other than Intellectual Property Rights, all corporate records and other documents, books, records, customer lists, and databases other than the Business Records, all employee records and files not relating to the Transferred Employees or not otherwise constituting Business Records or the transfer of which is prohibited by applicable Law;

(g) all Equipment and other tangible property of any kind owned or leased by Seller or its Subsidiaries and not located at the Business Real Property or in transit thereto;

(h) all assets relating to corporate shared services of Seller or otherwise used to perform the services to be provided pursuant to the Transition Services Agreement, except to the extent any such asset constitutes a Purchased Asset;

(i) all Intellectual Property Rights other than the Business Intellectual Property;

(j) all of the Employee Plans and assets relating to the Employee Plans, except as expressly set forth in ARTICLE VII;

(k) all prepaid assets to the extent not relating to the Business and, for so long as an asset that would otherwise constitute a Purchased Asset is a Non-Assignable Asset, all prepaid assets related to such Non-Assignable Asset (provided that, at such time (if any) as such asset becomes a Purchased Asset, the prepaid assets related thereto shall, from and after such time, be Purchased Assets);

(l) all real property or interest therein (including real property owned, leased, subleased, ground leased or otherwise licensed) other than the Business Real Property, including the real property known as Spring Creek Farm, located in Richardson, Texas, and the real property utilized by Seller as a transportation center in Springfield, Ohio;

(m) all rights of Seller or any of the Retained Subsidiaries arising under the Transaction Documents or the transactions contemplated thereby;

(n) all owned or leased motor vehicles used primarily in the operation of the Retained Businesses and any related lease agreements;

(o) all proceeds received from the sale or other disposition of any assets (including any Permitted Non-Operating Restaurant Sales) sold or otherwise disposed of in compliance with the terms of this Agreement during the period from the date hereof until the Closing Date (or, with respect to any Permitted Non-Operating Restaurant Sales, the day immediately prior to the Closing Date);

(p) all Property Tax refunds with respect to the Purchased Assets for any Pre-Closing Tax Period (except to the extent such Property Tax refunds are attributable to Property Taxes that are Assumed Liabilities) and all other Tax refunds of Seller or the Retained Subsidiaries with respect to Taxes for any Pre-Closing Tax Period (other than any such refunds of Taxes that are Assumed Liabilities);

(q) (i) all attorney-client privilege and attorney work-product protection of Seller or associated with the Business as a result of legal counsel representing Seller or the Business in connection with the transactions contemplated by this Agreement; (ii) all documents subject to the attorney-client privilege and work-product protection described in subsection (i); and (iii) all documents maintained by Seller in connection with the transactions contemplated by this Agreement;

(r) all rights, claims, counterclaims, credits, causes of action or rights of set-off against third parties to the extent relating to or arising from the Retained Businesses, Excluded Assets or the Excluded Liabilities, including unliquidated rights under manufacturers’ and vendors’ warranties;

(s) all rights and interest in the promissory note issued by LeDuff America, Inc.;

(t) all Equipment located at Seller’s corporate headquarters and used or held for use primarily in the conduct of the Retained Businesses;

(u) the Seller Memorabilia; and

(v) those assets listed on Schedule 2.03(v).

Section 2.04 Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, the Parties agree that, effective at the Closing, Buyer shall assume all Liabilities (other than Excluded Liabilities) of Seller or any of the Retained Subsidiaries to the extent relating to the Purchased Assets or the IPCo Interests or otherwise primarily relating to the Business, of whatever nature, whether presently in existence or arising hereafter, except for the Excluded Liabilities (the “Assumed Liabilities”), including the following:

(a) all obligations of Seller or the Retained Subsidiaries under the Leases comprising the Leased Real Property and the Assumed Contracts (excluding any obligations that would constitute Indebtedness under any such Assumed Contract or Lease);

(b) all obligations of Seller or the Retained Subsidiaries to be performed under the Assigned Permits;

(c) all obligations remaining under all gift cards or gift certificates sold and coupons and other promotional offers issued by the Business;

(d) (i) all obligations of Buyer for its portion of Transfer Taxes under Section 6.01, and (ii) any Taxes (other than Income Taxes) of Seller or the Retained Subsidiaries with respect to the Business that would be required to be reflected as current liabilities on a balance sheet of the Business prepared in accordance with GAAP as of immediately prior to the Closing;

(e) all Liabilities arising under (i) Actions set forth on Schedule 2.04(e) and (ii) all other Actions first arising after the date hereof and relating to the Purchased Assets (other than Actions arising as a result of a breach of this Agreement by Seller or its Affiliates);

(f) subject to Section 2.05(m), all Environmental Liabilities arising from any fact, condition, event or circumstance occurring or existing, prior to or after the Closing, at the Business Real Property;

(g) all Liabilities with respect to the Transferred Employees and the Employee Plans solely to the extent expressly assumed by Buyer in ARTICLE VII and all Liabilities arising out of the employment of Transferred Employees by Buyer or its Affiliates solely from and after the Transfer Time;

(h) except to the extent an Excluded Liability, all Liabilities arising out of or in connection with any act, omission or circumstance with respect to the Business or the Purchased Assets occurring at any time on or after the Closing Date;

(i) except to the extent constituting Excluded Liabilities, all accounts payable and other current liabilities that would be required to be accrued on a balance sheet of the Business prepared in accordance with GAAP as of immediately prior to the Closing;

(j) all pre-Closing Liabilities for credit card fees; and

(k) all Liabilities agreed to be performed by Buyer or any of its Subsidiaries pursuant to the terms of this Agreement or any of the other Transaction Documents.

Buyer’s obligations under this Section 2.04 shall not be subject to offset or reduction, whether by reason of any actual or alleged breach of any covenant or agreement contained in the Transaction Documents or any other agreement or document delivered in connection therewith or any right to indemnification hereunder or otherwise.

Section 2.05 Excluded Liabilities. Buyer is only assuming the Assumed Liabilities from Seller and the Retained Subsidiaries and is not assuming any other Liability of Seller or any of its Retained Subsidiaries of whatever nature, whether presently in existence or arising hereafter. All such other Liabilities shall be retained by and remain Liabilities of Seller or its Retained Subsidiaries, as applicable (all such Liabilities not being assumed being herein referred to as the “Excluded Liabilities”), including but not limited to the following:

(a) all Liabilities to the extent arising out of or relating to the operation or conduct by Seller or any of its Retained Subsidiaries of the Retained Businesses, whether arising prior to, on or after the Closing Date (including, subject to Buyer’s obligations under Section 5.05, any Liabilities under any Shared Contracts);

(b) all Liabilities to the extent arising out of or relating to any Excluded Asset, whether arising prior to, on or after the Closing Date;

(c) all Liabilities relating to the Transferred Employees (other than those expressly assumed by Buyer pursuant to Section 2.04(e) or (g)) and Employee Plans (other than those expressly assumed by Buyer pursuant to Section 2.04(e) or (g)), all Liabilities relating to the Forms I-9 maintained by Seller and its Subsidiaries with respect to Business Employees arising on or prior to the Transfer Time, and all other Liabilities relating to all employee benefit or compensation plans (other than the Employee Plans) that are or have been sponsored, maintained or contributed to by Seller or any of Seller’s ERISA Affiliates;

(d) all Liabilities arising out of the employment of the Business Employees by Seller and its Affiliates prior to the Transfer Time, other than those that are expressly assumed by Buyer pursuant to Section 2.04(e) and (g), and all Liabilities relating to employees or service providers other than the Business Employees, including, for the avoidance of doubt, all employment-related Liabilities (including severance costs) relating to pre-Closing restructuring or closing of any Restaurants;

(e) except as set forth on Schedule 2.05(e), all Liabilities for (1) any sale, change-of-control, retention, stay or similar bonus or payment, or, (2) subject to Buyer’s compliance in all material respects with all of its obligations under Section 7.01 and Section 7.02 with respect to the applicable Business Employee, any severance amount, in each case the payment of which is triggered by the transactions contemplated by this Agreement (including (i) payments that are conditioned on a Business Employee’s continued employment with Buyer following the Closing Date and (ii) payments that are triggered by the resignation of a Business Employee as a result of changes to the terms and conditions of such Business Employee’s employment effected in connection with Buyer’s hiring or employment of Transferred Employees in connection with any of the transactions contemplated by this Agreement (including that such Persons will no longer be employed by a publicly-held company and will no longer have duties, budgetary or other authority and responsibilities with respect to multiple business segments or divisions) and including the employer portion of payroll Taxes thereon), in each case if such Liability is pursuant to an Employee Plan or a Contract entered into by Seller or any of its Affiliates prior to the Closing Date, provided that, for the avoidance of doubt, the Liabilities described in this Section 2.05(e) do not include any Liabilities assumed by Buyer under Section 7.02(f) of this Agreement, which are Assumed Liabilities;

(f) all Liabilities for severance amounts paid, payable or otherwise owing to any employee of Seller or any of its Affiliates that does not become a Transferred Employee;

(g) except as set forth in Section 2.04(c), all of Seller’s or the Retained Subsidiaries’ liabilities or obligations for Indebtedness, including (i) Indebtedness related to the existing mortgage debt at the headquarters facility (the “Headquarters Debt”) and (ii) any Indebtedness arising under any capitalized lease constituting an Assumed Contract;

(h) (i) all obligations of Seller and its Affiliates for its portion of Transfer Taxes under Section 6.01, (ii) the portion of any Non-Assumed Property Taxes allocated to Seller or the Retained Subsidiaries under Section 6.02, (iii) all Taxes of Seller or the Retained Subsidiaries (including Taxes related to or arising from the Business or the Purchased Assets for any Pre-Closing Tax Period) other than (1) any Taxes arising from or relating to Buyer’s use of the Purchased Assets or conduct of the Business in any Post-Closing Tax Period and (2) any Taxes that are expressly assumed by Buyer pursuant to Section 2.04(d), (iv) any Taxes of Seller or the Retained Subsidiaries under Section 1.1502-6 of the United States Treasury Regulations (or any similar provision of state, local or foreign Law) or otherwise by reason of such entity being included in any consolidated, affiliated, combined or unitary group at any time on or before the Closing Date, and (iv) any Income Taxes of Seller or the Retained Subsidiaries;

(i) all obligations to any broker, finder or agent for any investment banking or brokerage fees, finders’ fees or commissions relating to the transactions contemplated by this Agreement and any other fees and expenses for which Seller is responsible pursuant to Section 11.03;

(j) all Liabilities to the extent relating to, arising out of or resulting from Seller’s gift card program or any gift certificates, coupons or promotions of or owned by Seller or any of its Affiliates, except to the extent set forth in Section 2.04(c) (for the avoidance of doubt, all obligations to any Governmental Authority or Taxing Authority or other Person under escheatment, unclaimed or abandoned property or similar Laws shall be Excluded Liabilities);

(k) except as set forth in Section 2.04(e), all Liabilities arising out of any and all Actions (including those listed on Schedule 2.05(k)), except for the costs of compliance with any equitable remedies resulting from such Actions, including the costs of compliance with any prospective injunctive relief or the associated need to change the relevant business practices on a going forward basis to the extent such remedies have been consented to by Buyer (such consent not to be unreasonably withheld, conditioned or delayed);

(l) all unpaid amounts of any checks and wires related to the Business that are outstanding as of the close of business on the day immediately preceding the Closing Date, except to the extent set forth in Section 2.04(j);

(m) all Environmental Liabilities arising at, prior to or after the Closing in connection with or relating to (i) properties currently or formerly owned, leased or operated, including by Seller or its Subsidiaries, in connection with the Business or the Purchased Assets, other than the Business Real Property, or (ii) the handling, treatment, storage, release, disposal or arrangement for the disposal of any Hazardous Substances to or at any property other than the Business Real Property;

(n) all Liabilities agreed to be performed by Seller or any of the Retained Subsidiaries pursuant to the terms of this Agreement or any of the other Transaction Documents;

(o) all Liabilities arising out of or in connection with any real property other than the Business Real Property;

(p) except to the extent expressly allocated among the parties in a different manner pursuant to this Agreement or any of the other Transaction Documents, all costs, fees and expenses incurred or to be incurred by Seller or its Affiliates in connection with the transactions contemplated by this Agreement and the other Transaction Documents, including those associated with the separation of the Business from the Retained Businesses and with the sale, conveyance, transfer, assignment and delivery to Buyer of the Purchased Assets and Assumed Liabilities, as well as the fees, costs and expenses of counsel, accountants and financial advisors;

(q) all intercompany balances between and among Seller and any of its Subsidiaries with respect to the Business and all intercompany transactions and accounts; and

(r) those Liabilities listed on Schedule 2.05(r).

Section 2.06 Limitation on Assignment of Purchased Assets.

(a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or convey any Purchased Asset or any right thereunder if an attempted assignment or conveyance, without the consent of, or other action by, any Person, would constitute a breach of any applicable restriction upon such assignment or conveyance or adversely affect in any material respect the rights of Buyer or any of its Affiliates thereunder and such consent has not been obtained, or other action has not been taken, by such Person on or prior to the Closing Date (collectively, the “Non-Assignable Assets”). To the extent any asset that would otherwise constitute a Purchased Asset is deemed a Non-Assignable Asset under this Section 2.06(a) and an alternate arrangement pursuant to Section 5.03 with respect to Regulatory Approvals, Section 5.04 with respect to Permits, Section 5.05 with respect to Shared Contracts, Section 5.06 with respect to other Non-Assignable Assets and Section 5.24 with respect to Business Real Property, as applicable, has not been entered into by the Parties, such asset shall be deemed an Excluded Asset and all Liabilities relating thereto shall be deemed Excluded Liabilities for so long as the consent or action relating thereto shall not have been obtained or taken, as applicable and provided that such Excluded Assets and Excluded Liabilities shall not be considered Excluded Assets and Excluded Liabilities for purpose of Seller’s indemnification obligations under ARTICLE IX for so long as the parties are required to seek consent of action relating thereto pursuant to this Agreement.

(b) Seller and Buyer shall take such actions set forth in Section 5.03 with respect to Regulatory Approvals, Section 5.04 with respect to Permits, Section 5.05 with respect to Shared Contracts, Section 5.06 with respect to other Non-Assignable Assets and Section 5.24 with respect to Business Real Property, as applicable, to obtain such consent or cause such other action to be taken by such Person or Governmental Authority prior to the Closing. If such consent is not obtained or such other action is not taken prior to the Closing, Seller and Buyer shall take such actions set forth in Section 5.03 with respect to Regulatory Approvals, Section 5.04 with respect to Permits, Section 5.05 with respect to Shared Contracts, Section 5.06 with respect to other Non-Assignable Assets and Section 5.24 with respect to Business Real Property, as applicable, to obtain such consent or cause such other action to be taken by such Person or Governmental Authority, and shall take such other actions as required therein with respect to such Non-Assignable Assets, for the applicable time periods after the Closing set forth therein.

(c) With respect to each Non-Assignable Asset, if a consent described in Section 2.06(a) is obtained from, or such other action is taken by, such Person or Governmental Authority with respect to any such Non-Assignable Asset after the Closing during the applicable time set forth in Section 5.03 with respect to Regulatory Approvals, Section 5.04 with respect to Permits, Section 5.05 with respect to Shared Contracts, Section 5.06 with respect to other such Non-Assignable Assets and Section 5.24 with respect to Business Real Property, as applicable, such Non-Assignable Asset shall be deemed to have been automatically assigned and transferred to Buyer on the terms set forth in this Agreement for no additional consideration and without the requirement of any further action of any other Person, as of the Closing, except to the extent the date of such consent or action is deemed by applicable Law to have occurred on another date.

Section 2.07 Purchase Price; Allocation of Purchase Price.

(a) The purchase price for the Purchased Assets and the IPCo Interests, subject to the adjustment set forth in Section 2.09, shall be an amount (the “Purchase Price”) equal to (i) US$565,000,000 in cash, minus (ii) the Estimated Non-Operating Restaurants Sale Proceeds Adjustment Amount, minus (iii) the Estimated Closing Date Indebtedness, plus (iv) the Estimated Closing Date Cash Adjustment Amount, minus (v) any amounts in respect of Site Property Values for Failed ROFR Waiver Properties pursuant to Section 5.24.

(b) As soon as commercially reasonably possible after the Determination Date, but in no event later than one hundred twenty (120) days after the Closing Date, Buyer shall prepare and deliver to Seller, for Seller’s review, comment and consent an allocation of the final Purchase Price (plus the amount of Assumed Liabilities to the extent properly taken into account for U.S. federal and other applicable Income Tax purposes) among the Purchased Assets and the IPCo Interests, consistent with the procedures in Section 2.09 and in accordance with applicable Law including Section 1060 of the Code and Treasury regulations thereunder (the “Draft Allocation Statement”). If Seller does not object in writing to the Draft Allocation Statement within thirty (30) days after receipt, the Draft Allocation Statement shall be final and binding on the Parties (and shall become the “Final Purchase Price Allocation”). If Seller does object in writing to the Draft Allocation Statement within thirty (30) days after receipt of the Draft Allocation Statement, Buyer and Seller shall cooperate in good faith for a period of thirty (30) days to resolve their differences with respect to the Draft Allocation Statement. If Buyer and Seller resolve such differences within such thirty (30) day period, the Draft Allocation Statement, as amended to reflect any changes agreed to by Buyer and Seller, shall become the Final Purchase Price Allocation. If Buyer and Seller are unable to resolve their differences within such thirty (30) day period, Buyer and Seller shall submit such dispute to an independent nationally recognized accounting firm. Such dispute shall be resolved by such accounting firm, and the Draft Allocation Statement, as amended to reflect the resolution by such accounting firm, shall become the Final Purchase Price Allocation. The costs and expenses associated with such accounting firm’s resolution shall be borne and paid one-half (1/2) by Buyer and one-half (1/2) by Seller. Promptly after any adjustment to the amount of the Purchase Price, including pursuant to ARTICLE VI and ARTICLE IX, the Parties shall negotiate in good faith to mutually agree to appropriate revisions to the Draft Allocation Statement or Final Purchase Price Allocation, as applicable. The Parties agree that they will not, and will not permit any of their respective Affiliates to, take a position (except as required by a Governmental Authority) on any Tax Return (including, but not limited to, Internal Revenue Service Form 8594) or in any audit or examination before any Governmental Authority that is in any way inconsistent with the Final Purchase Price Allocation (as such may be adjusted), if any; provided, however, that nothing herein shall prevent the Parties or any of their respective Affiliates from settling, or require them to litigate before any court, any challenge, proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Final Purchase Price Allocation, if any. Notwithstanding anything herein to the contrary, each of Buyer and Seller shall notify the other Party of any such Action taken by any Governmental Authority with respect to the Final Purchase Price Allocation, if any, and neither Party shall settle or otherwise compromise such Action without the other Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 2.08 Closing. Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the purchase and sale of the IPCo Interests and the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall take place at the offices of Bass, Berry & Sims PLC, 150 Third Avenue South, Suite 2800, Nashville, Tennessee 37201 on (i) the later of (A) the third (3rd) Business Day to occur following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than those conditions that, by their nature, are to be satisfied at the Closing, provided such conditions would be so satisfied) and (B) April 28, 2017 or (ii) on such other date as the Parties may mutually agree in writing. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” Unless otherwise explicitly specified, all transactions taking place at the Closing shall be deemed to occur simultaneously. The Closing shall be deemed to have been consummated at 12:01 a.m. Eastern time on the Closing Date (the “Effective Time”). The following deliveries shall be made at or prior to the Closing:

(a) Buyer shall deliver to Seller the Purchase Price in immediately available funds by wire transfer to the account or accounts designated by Seller, by written notice to Buyer, which written notice shall be delivered not later than two (2) Business Days prior to the Closing Date, and shall assume the Assumed Liabilities;

(b) Seller, the Retained Subsidiaries, Buyer and IPCo shall deliver to each other duly executed counterparts to each of the Transaction Documents (other than this Agreement) to which they are party;

(c) Seller and Buyer shall, and shall cause their respective Subsidiaries to, deliver to the other Party, as applicable, such deeds (which shall be special warranty deeds or local equivalent), bills of sale, assignments and other good and sufficient instruments of conveyance and assignment as shall be reasonably customary and necessary (but consistent with the terms of this Agreement) to vest in Buyer all of Seller’s (or its Subsidiaries’) right, title and interest in, to and under the IPCo Interests and the Purchased Assets and to evidence Buyer’s assumption of the Assumed Liabilities, and all documents required to be delivered pursuant to Section 5.23 below with respect to the Title Policies;

(d) Seller and each Retained Subsidiary (to the extent each such Retained Subsidiary is selling, transferring, conveying or assigning any Purchased Assets to Buyer pursuant to this Agreement) shall deliver to Buyer a certificate under Treasury Regulations Section 1.1445-2(b)(2), reasonably satisfactory to Buyer, certifying Seller’s and each such Retained Subsidiary’s non-foreign status;

(e) Seller shall deliver to Buyer the Master Lease Estoppel Certificates obtained by Seller pursuant to Section 5.22;

(f) Seller shall deliver to Buyer the Lease Approvals obtained by Seller pursuant to Section 5.24;

(g) Seller shall deliver to Buyer the Lien releases to be obtained by Seller pursuant to Section 5.25;

(h) Seller shall deliver to Buyer the certificate described in Section 8.02(e); and

(i) Buyer shall deliver to Seller the certificate described in Section 8.03(c).

Section 2.09 Adjustment Amount.

(a) Not less than three (3) Business Days prior to the Closing Date and in no event more than ten (10) Business Days prior to the Closing Date, Seller shall deliver to Buyer a written statement setting forth, in reasonable detail, (i) its good faith estimate of (A) the aggregate amount of all Indebtedness related to the Business as of the close of business on the day immediately preceding the Closing Date (the “Estimated Closing Date Indebtedness”), and (B) the Closing Date Cash Adjustment Amount (the “Estimated Closing Date Cash Adjustment Amount”), (ii) reasonable supporting documentation for such estimates, (iii) Seller’s good faith estimate of the Non-Operating Restaurants Sale Proceeds Adjustment Amount (the “Estimated Non-Operating Restaurants Sale Proceeds Adjustment Amount”) and (v) a schedule reflecting all Permitted Non-Operating Restaurant Sales between (and inclusive of) November 15, 2016 and the day immediately preceding the Closing Date and the sales price of and net proceeds (determined on an after-Tax basis) received or receivable by Seller or its Subsidiaries with respect to each such sale. Estimated Closing Date Indebtedness shall be calculated in accordance with the definition thereof, and each of the Estimated Closing Date Cash Adjustment Amount and the Estimated Non-Operating Restaurants Sale Proceeds Adjustment Amount shall be calculated in accordance with the definitions thereof.

(b) As soon as reasonably practicable following the Closing Date, and in any event within ninety (90) days thereof, Buyer shall prepare and deliver to Seller (i) an unaudited combined balance sheet of the Business as of the close of business on the day immediately preceding the Closing Date (the “Closing Balance Sheet”), (ii) a calculation of the aggregate amount of all Indebtedness related to the Business as set forth on the Closing Balance Sheet as of the close of business on the day immediately preceding the Closing Date (the “Closing Date Indebtedness”), (iii) a calculation of the Closing Date Cash Adjustment Amount and (iv) a calculation of the Non-Operating Restaurants Sale Proceeds Adjustment Amount (such calculation, the “Buyer Non-Operating Restaurants Sale Proceeds Calculation”), in each case, determined without giving effect to (A) the consummation of the transactions contemplated by this Agreement (including any adjustments as a result of the application of purchase accounting) or (B) any financing transactions in connection therewith, by Buyer or its Subsidiaries after the Closing. The Closing Balance Sheet shall be prepared in accordance with GAAP and in a manner consistent with Schedule 1.01(e). Following the Closing until the Determination Date (as defined below), each Party shall provide the other Party and its Representatives reasonable access during normal business hours and following reasonable written notice to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors of such Party reasonably relating to the preparation of the Closing Balance Sheet, the Buyer Non-Operating Restaurants Sale Proceeds Calculation and/or Dispute Notice (as defined below), as applicable, and shall cause the personnel of such Party and its Subsidiaries to reasonably cooperate with the other Party and its Representatives in connection with their review of the Closing Balance Sheet, the Buyer Non-Operating Restaurants Sale Proceeds Calculation and/or Dispute Notice, as applicable.

(c) If Seller disagrees with the calculation of the Closing Date Indebtedness, the Closing Date Cash Adjustment Amount or the Buyer Non-Operating Restaurants Sale Proceeds Calculation, it shall notify Buyer of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement (the “Dispute Notice”), within thirty (30) days after its receipt of the Closing Balance Sheet. In the event that Seller does not provide such a notice of disagreement within such thirty (30)-day period, Seller shall be deemed to have accepted the Closing Balance Sheet and the calculations of the Closing Date Indebtedness, the Closing Date Cash Adjustment Amount and the Buyer Non-Operating Restaurants Sale Proceeds

Calculation delivered by Buyer, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, Buyer and Seller shall negotiate in good faith for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculations of the Closing Date Indebtedness, the Closing Date Cash Adjustment Amount or the Buyer Non-Operating Restaurants Sale Proceeds Calculation. If, at the end of such period, they are unable to resolve such disagreements, then Deloitte & Touche LLP (or such independent accounting or financial consulting firm of recognized national standing as may be mutually selected by Buyer and Seller) (the “Auditor”), acting as an expert and not as an arbitrator, shall resolve any remaining disagreements. The Auditor shall determine as promptly as practicable, but in any event within thirty (30) days of the date on which such dispute is referred to the Auditor, whether the Closing Balance Sheet was prepared in accordance with the standards set forth in Section 2.09(b) and (only with respect to the remaining disagreements submitted to the Auditor) whether and to what extent (if any) the Closing Date Indebtedness, the Closing Date Cash Adjustment Amount or the Buyer Non-Operating Restaurants Sale Proceeds Calculation require adjustment. The Auditor shall not be permitted to make a determination with respect to any item as to which there is a disagreement that exceeds or is less than the greatest or lowest value, respectively, for such item as claimed by the Parties, shall limit its review to the disputed items, and shall limit its review to whether the Closing Balance Sheet and the calculations of the Closing Date Indebtedness, the Closing Date Cash Adjustment Amount and the Buyer Non-Operating Restaurants Sale Proceeds Calculation were prepared in accordance with this Agreement or contain mathematical/clerical error. The Auditor shall base its determination solely on the written submissions of the Parties and shall not conduct an independent investigation. All fees and expenses of the Auditor relating to the work, if any, to be performed by the Auditor hereunder shall be divided equally between Buyer and Seller. The determination of the Auditor shall be final, conclusive and binding on the parties hereto. The date on which the Closing Date Indebtedness, the Closing Date Cash Adjustment Amount and the Buyer Non-Operating Restaurants Sale Proceeds Calculation are finally determined in accordance with this Section 2.09(c) is hereinafter referred to as the “Determination Date.”

(d) The “Adjustment Amount,” which may be positive or negative, shall mean (i) the Estimated Closing Date Indebtedness, minus the Closing Date Indebtedness, plus (ii) the Closing Date Cash Adjustment Amount, minus (iii) the Estimated Closing Date Cash Adjustment Amount plus (iv) the Estimated Non-Operating Restaurants Sale Proceeds Adjustment Amount minus the Buyer Non-Operating Restaurants Sale Proceeds Calculation. If the Adjustment Amount is a positive number, then the Purchase Price shall be increased by such Adjustment Amount (the “Increase Amount”), and if the Adjustment Amount is a negative number, the Purchase Price shall be decreased by the absolute value of the Adjustment Amount (the “Deficit Amount”). The Adjustment Amount shall be paid in accordance with Section 2.09(e).

(e) If there is an Increase Amount, then, promptly following the Determination Date, and in any event within three (3) Business Days of the Determination Date, Buyer shall pay to Seller by wire transfer of immediately available funds to an account or accounts designated by Seller in writing an amount in cash equal to the Increase Amount. If there is a Deficit Amount, then, promptly following the Determination Date, and in any event within three (3) Business Days of the Determination Date, Seller shall pay to Buyer by wire transfer of immediately available funds to an account or accounts designated by Buyer in writing an amount in cash equal to the Deficit Amount.

Section 2.10 Withholding. Notwithstanding any other provision of this Agreement, Buyer shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as Buyer is required to deduct and withhold with respect to any such payments under the Code or any provision of state, local, provincial or foreign Law. If Buyer determines that any such deduction or withholding is required in respect of any payment payable pursuant to this Agreement (other than any compensatory withholding), Buyer shall provide Seller with written notice prior to the date of the applicable payment, shall reasonably cooperate with Seller to mitigate any such requirement to the extent permitted by Law and, if any deduction or withholding is necessary, shall provide Seller with a receipt from the applicable Taxing Authority documenting the remittance of such deduction or withholding under the Code or any such Law, if available, as soon as reasonably practicable after the date of such deduction or withholding. To the extent that amounts are so deducted or withheld and duly deposited with the appropriate Taxing Authority by Buyer, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules (but subject to Section 11.11), Seller represents and warrants to Buyer that:

Section 3.01 Corporate Existence and Power. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate power and authority to own or lease its property and assets and carry on its business as now conducted in all material respects. Each Retained Subsidiary that is or will be a party to any Transaction Document is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all corporate power and authority to own or lease its property and assets and carry on its business as now conducted in all material respects. IPCo is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all limited liability company power and authority to own or lease its property and assets and carry on its business then conducted in all material respects. Seller and each Retained Subsidiary that is or will be a party to any Transaction Document is duly licensed or qualified and (where applicable) in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities, in each case, with respect to the Business, is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to have a Material Adverse Effect. At Closing, IPCo will be duly licensed or qualified and (where applicable) in good standing in each jurisdiction in which the ownership of its property or the character of its activities, in each case, with respect to the Business, is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to have a Material Adverse Effect.

Section 3.02 Corporate Authorization.

(a) The execution, delivery and performance by each of Seller and any applicable Retained Subsidiary of the Transaction Documents, in each case to which it is a party, and the consummation of the transactions contemplated thereby are within its corporate or equivalent organizational powers and have been (or will be prior to execution) duly authorized by it by all necessary corporate or equivalent organizational action, including the unanimous approval of the Board of Directors of Seller. No approval of, or vote or other action by, any equityholder of Seller is required under Seller’s Organizational Documents, applicable Law or otherwise in connection with the execution and delivery by Seller of this Agreement and each Transaction Document or the consummation of the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity. Each other Transaction Document shall be duly and validly executed by Seller and/or the applicable Retained Subsidiary, as applicable, at or prior to the Closing and, upon such execution and delivery by Seller and/or the applicable Retained Subsidiary, as applicable, and the due and valid execution and delivery of such Transaction Document by each other party thereto, shall constitute a legal, valid and binding obligation of Seller and/or the applicable Retained Subsidiary, as applicable, enforceable against it (or them) in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity.

(b) The execution, delivery and performance by IPCo of the Transaction Documents, in each case to which it is a party, and the consummation of the transactions contemplated thereby are within IPCo’s limited liability company power and, prior to execution, will be duly authorized by it by all necessary limited liability company action. Each Transaction Document to which IPCo is a party will be duly and validly executed, at or prior to the Closing and, upon such execution and delivery by IPCo, and the due and valid execution and delivery of such Transaction Document by each other party thereto, shall constitute a legal, valid and binding obligation of IPCo, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity.

(c) All of the equity interests of IPCo are owned beneficially and of record by BE Partner, free and clear of any Lien or restrictions on transfer other than transfer restrictions imposed thereon by Law. None of the equity interests of IPCo have been issued in violation of, or are subject to, any preemptive or subscription rights. All of the equity interests of IPCo have been duly authorized and validly issued.

Section 3.03 Governmental Authorization. The execution, delivery and performance by each of Seller, IPCo and any applicable Retained Subsidiary of the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and any other Competition Laws; (b) compliance with the regulatory requirements set forth in Schedule 3.03; and (c) any such action or filing as to which the failure to make or obtain would not reasonably be expected to, individually or in the aggregate, materially interfere with, prevent, or materially delay the ability of Seller, IPCo and the Retained Subsidiaries to enter into and perform their obligations under this Agreement and the other Transaction Documents or consummate the transactions contemplated hereby and thereby or materially interfere with the conduct of the Business in the ordinary course consistent with past practice.

Section 3.04 Noncontravention. The execution, delivery and performance by each of Seller, IPCo and any applicable Retained Subsidiary of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby do not and shall not (a) violate its Organizational Documents, (b) assuming compliance with the matters referred to in Section 3.03, violate, conflict with or result in a breach of any Law or Permit, (c) except as set forth on Schedule 3.04, constitute or result in a violation or breach of, or default under, or give rise to any right of termination, modification, cancellation or acceleration of any right or obligation or to a loss of any benefit relating to the Business to which it is entitled under any provision of any Contract, Lease or other instrument or Permit binding upon it, or (d) result in the creation or imposition of any Lien on any Purchased Asset or IPCo Intellectual Property, except for Permitted Liens and except, with respect to clause (b), (c) and (d), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth on Schedule 3.04, assuming compliance with the matters referred to in Section 3.03, no notice to, or consent, authorization or approval from, or other action by, any Person under any Restaurant Contract or any Lease included in the Leased Real Property is required to be made or obtained by Seller in connection with execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business.

Section 3.05 Financial Statements.

(a) Schedule 3.05(a)(i) sets forth true and complete copies of the following financial statements: (i) the Balance Sheet and the related unaudited pro forma combined statement of earnings for the six-month period then ended (collectively, the “Interim Financial Statements”), and (ii) the unaudited combined balance sheet of the Business as of April 29, 2016 and the related unaudited combined statement of earnings, comprehensive income, changes in parent company equity, and cash flows for the fiscal year ended April 29, 2016 (together with the Interim Financial Statements, the “Financial Statements”). The Financial Statements (i) were prepared from and based on the financial records of Seller and its Subsidiaries, (ii) were prepared in accordance with GAAP, consistently applied, subject to the exceptions, limitations and assumptions set forth in Schedule 3.05(a)(ii), and (iii) fairly present, on such basis, in all material respects the consolidated financial position of the Business as of the date thereof and the consolidated results of operations of the Business for the time period indicated, subject, to the absence of footnotes and, with respect to the Interim Financial Statements, to normal year-end adjustments (none of which will be material).

(b) The books of account and other financial records of Seller related to the Business have been kept accurately in the ordinary course of business consistent with past practice and consistent with applicable Law, and the revenues, expenses, assets and liabilities of Seller related to the Business have been properly recorded therein in all material respects. Seller has established and maintains a system of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting relating to the Business, including that material transactions, receipts and expenditures of Seller related to the Business are being executed and made only in accordance with appropriate authorizations of management and the board of directors of Seller, and that transactions are recorded as necessary to permit preparation of Seller’s consolidated financial statements in conformity with GAAP.

Section 3.06 Absence of Certain Changes. Except for actions taken in preparation of the transactions contemplated by this Agreement, from the Balance Sheet Date through the date of this Agreement, (a) the Business has been conducted in the ordinary course consistent with past practices in all material respects, (b) there has not been any event, occurrence or development which has had or would reasonably be expected to have a Material Adverse Effect, and (c) Seller and its Affiliates have not taken any action with respect to the Business or omitted to take any action with respect to the Business which, if taken or omitted to be taken after the date hereof, would require the consent of Buyer in accordance with Section 5.01.

Section 3.07 No Undisclosed Liabilities. The Business has no Liabilities other than Liabilities (a) reflected on and reserved in the Balance Sheet, (b) incurred in the ordinary course of business consistent with past practice after the Balance Sheet Date, (c) that are not described in any other clause of this Section 3.07 and would not reasonably be expected, individually or in the aggregate, to result in any Liability in excess of $2,000,000, (d) that are Excluded Liabilities, or (e) disclosed in Schedule 3.07. Seller (with respect to the Business) does not maintain any “off balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the United States Securities Exchange Act of 1934, as amended.

Section 3.08 Material Contracts.

(a) Except as set forth in Schedule 3.08(a) and excluding any Contract that is an Excluded Asset or an Excluded Liability, with respect to the Business, as of the date of this Agreement neither Seller nor any of its Subsidiaries is a party to or bound by:

(i) any Contract providing for the performance of services or the delivery of goods or materials by Seller or any of its Subsidiaries that requires annual payments to Seller or any of its Subsidiaries of $500,000 or more;

(ii) any lease of personal property requiring (A) annual rentals of $500,000 or more or (B) aggregate payments by Seller and its Subsidiaries of $750,000 or more, in the case of each of clauses (A) and (B) that cannot be terminated on not more than 120 days’ notice without payment by Seller or its Subsidiaries of any penalty in excess of $50,000;

(iii) any agreement for the purchase of materials, supplies, goods, services, equipment or other tangible assets from a third party that is one of the ten (10) largest suppliers (by dollar-value of total purchases) of the Business for the fiscal year ended April 29, 2016, that cannot be terminated on not more than 120 days’ notice without payment by Seller or any of its Subsidiaries of any penalty in excess of $100,000;

(iv) any material partnership, joint venture, franchise, development (including any area development), royalty, management or other similar agreement;

(v) any Contract that materially limits the freedom of Seller or of its Subsidiaries to compete in any line of business or with any Person or in any area, in each case which would so limit the freedom of Buyer after the Closing Date;

(vi) any Contract (i) granting to Seller or one of its Subsidiaries any right to use, exploit or practice any third party Intellectual Property Right necessary for or otherwise material to the Business, other than COTS Licenses, or (ii) constituting a grant by Seller or one of its Subsidiaries to any third party of any right to use, exploit or practice any Intellectual Property Rights used in the Business as currently conducted, other than non-exclusive licenses granted in the ordinary course of business;

(vii) any note, mortgage, indenture or other obligation or agreement or other instrument for or relating to Indebtedness for borrowed money (including capitalized leases), or any guarantee of third party obligations, or any Lien securing such Indebtedness or obligations, or any letters of credit, performance bonds or other credit support for the Business;

(viii) any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority binding upon the Business or pursuant to which the Business will be required after the date of this Agreement to pay consideration in excess of $100,000;

(ix) any Contract that requires any party to provide goods or services (or to act in any manner) on an exclusive basis or containing “most favored nation” provisions; or

(x) any Contract or Lease involving commitments by the Business to make capital expenditures or the acquisition or construction of fixed assets in excess of $100,000.

(b) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, (i) each Contract and Lease set forth, or required to be set forth, in Schedule 3.08 (each, a “Material Contract”) is a valid and binding agreement of Seller and/or one of its Subsidiaries party thereto, as applicable and, to the knowledge of Seller, each other party thereto, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, (ii) to the knowledge of Seller, neither Seller nor any of its Subsidiaries is in material breach or material default, or has received any written notice of any material breach, default or event that, with or without notice or lapse of time, or both, would constitute a material breach or material default by Seller or any of its Subsidiaries under any Material Contract which has not been cured, and (iii) to the knowledge of Seller, no other party to a Material Contract is in breach of or default under such Material Contract. Seller has made available to Buyer true, correct and complete copies of all Material Contracts (or reasonably detailed summaries of the material terms thereof) as in effect on the date of this Agreement.

(c) To the knowledge of Seller, neither Seller nor any of its Subsidiaries is in material breach or material default, or has received any written notice of any material breach, material default or event that, with or without notice or lapse of time, or both, would constitute a material breach or material default by Seller or any of its Subsidiaries under any Shared Contract which has not been cured.

Section 3.09 Litigation. Except for Excluded Liabilities, and except with respect to matters set forth in Schedule 3.09, there are no Actions against or, to the knowledge of Seller, threatened in writing against, the Business, or pertaining to the Purchased Assets that would reasonably be expected to result in any Liability to Buyer, its Subsidiaries or the Business in an amount in excess of $200,000 individually or $1,000,000 in the aggregate, or otherwise materially interfere with the conduct of the Business in substantially the same manner as currently conducted.

Section 3.10 Compliance with Laws.

(a) Except with respect to the matters set forth in Schedule 3.10(a), neither Seller nor any of its Subsidiaries nor any of the Business Real Property is in, or at any time in the past two (2) years has been in, violation of, and, to the knowledge of Seller, is not under investigation with respect to and has not been threatened in writing to be charged with or given written notice of any conflict with or default or violation of, any Law relating to the conduct of the Business, or pertaining to the Purchased Assets (including the International Emergency Economic Powers Act, as amended, the Trading With the Enemy Act, as amended, the sanctions regulations and Executive Orders of the President administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, and applicable customs, export, import, economic sanction, anti-corruption, anti-money laundering and anti-boycott Laws), except for violations that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Business and for past violations of health, safety and similar administrative codes that have been resolved prior to the date hereof. Neither Seller nor, to the knowledge of Seller, any Person acting at the direction of Seller, has, in connection with the Business, (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person (including any customer or supplier), (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, promised, or paid any improper payment under applicable domestic or transnational anti-bribery, anti-money laundering, or anti-corruption laws in any applicable jurisdiction, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. Travel Act, the Canadian Corruption of Foreign Public Officials Act, or the U.K. Bribery Act or otherwise violated any such Law.

(b) Except as set forth in Schedule 3.10(b), neither the Seller nor any of its Subsidiaries has suspended operations or engaged in significant remediation efforts related to health or safety at any Restaurant in the past six (6) months, either voluntarily or as requested or required by any Governmental Authority.

(c) Except as set forth in Schedule 3.10(c), neither the Seller nor any of its Subsidiaries has received complaints from consumers alleging serious adverse health effects from food served at any Restaurant in the past six (6) months that have required the Seller or its Subsidiaries to cease the sale of any food products or engage in significant remediation efforts related to health or safety.

Section 3.11 Real Property.

(a) Except as set forth in Schedule 3.11(a), the Business Real Property constitutes all the real property owned or leased by Seller or any of its Subsidiaries that is used or held for use primarily in the conduct of the Business as currently conducted.

(b) Schedule 3.11(b) sets forth a true, correct and complete list of the Leased Real Property (together with the address of each property and the date and name of the parties to each Lease (to the extent ascertainable, and as may be subject to immaterial technical corrections after the date hereof and prior to the Closing Date)). Seller or the applicable Subsidiary of Seller has good title to or, in the case of the Leased Real Property, valid leasehold interests in, all of its respective Owned Real Property and its respective Leased Real Property (in each case other than those assets and interests disposed of since the date hereof in accordance with this Agreement and in the ordinary course of business consistent with past practice and excluding any Business Real Property conveyed pursuant to any Permitted Non-Operating Restaurant Sales that occur prior to the Closing in accordance with this Agreement), free and clear of any Liens other than Permitted Liens. Except as set forth on Schedule 3.11(b), Seller and its Subsidiaries are not a party to any Contract to sell or lease to any other Person any of its interests in the Business Real Property (excluding any contracts for Permitted Non-Operating Restaurant Sales), which as of the date hereof or as of the Closing Date is intended to be used in the operation of, the Business. Other than the rights of Buyer pursuant to this Agreement and as set forth on Schedule 3.11(b), there are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any interest therein. Seller has received no written notices of, and Seller has no knowledge of, any material breach or material default by Seller or any of its Subsidiaries which has not been cured under any covenant, condition or restriction of record which contains ongoing monetary obligations affecting any of the Business Real Property, except for breaches or defaults that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(c) Seller has made available to Buyer a true and correct copy of the Lease for each Leased Real Property (together with all amendments thereto and all supplemental documents, including guarantees, subordination non-disturbance and attornment agreements, estoppels relating thereto), and:

(i) Except as set forth on Schedule 3.11(c)(i), with respect to the Leases (other than the Material Leases), to the knowledge of Seller, (i) each such Lease (together with all amendments thereto and all supplemental documents relating thereto) is valid and in full force and effect, is unmodified and represents the entire agreement between Seller or the applicable Subsidiary of Seller and the applicable lessor, (ii) neither Seller nor the applicable Subsidiary of Seller nor any other party to such Lease is in default of its obligations under any such Leases, except for such defaults as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (iii) Seller’s or the applicable Seller Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, and to Seller’s knowledge without independent inquiry there are no disputes with respect to such Lease, except for such disturbances or disputes that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (iv) the other party to such Lease is not an Affiliate of Seller or any of its Subsidiaries, and (v) Seller or the applicable Subsidiary of Seller has not collaterally assigned or granted any other security interest in such Lease or any interest therein other than such collateral assignments or security interests that constitute Permitted Liens and will be removed or terminated prior to the Closing Date; and

(ii) With respect to the Material Leases, (i) each such Material Lease (together with all amendments thereto and all supplemental documents relating thereto) is valid and in full force and effect, is unmodified and represents the entire agreement between Seller or the applicable Subsidiary of Seller and the applicable lessor, (ii) neither Seller nor the applicable Subsidiary of Seller nor any other party to such Material Lease is in default beyond all applicable notice and cure periods of its obligations under any such Material Leases, (iii) Seller’s or the applicable Seller Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Material Lease has not been disturbed, and there are no material disputes with respect to such Material Lease, (iv) the other party to such Material Lease is not an Affiliate of Seller or any of its Subsidiaries, and (v) Seller or the applicable Subsidiary of Seller has not collaterally assigned or granted any other security interest in such Material Lease or any interest therein other than such collateral assignments or security interests that constitute Permitted Liens and will be removed or terminated prior to the Closing Date.

(d) Except for Permitted Liens or as set forth in Schedule 3.11(d), (i) Seller has not leased, subleased, licensed or otherwise granted to any Person the right to use or occupy any portion of the Business Real Property, (ii) no Person other than Seller or its Subsidiaries has the right to use the Business Real Property, and (iii) there are no shared facilities or services at the Business Real Property which are used in connection with the Retained Business or any Retained Subsidiary.

(e) Except as set forth in Schedule 3.11(e), to the knowledge of Seller, there are no pending or threatened, in writing, condemnation proceedings with respect to any of the Business Real Property that would materially affect the use, operation and/or maintenance thereof as the same are now being used, operated and/or maintained.

(f) There are no existing Liquor Licenses benefitting the Business Real Property or otherwise in favor of the Business and the Business does not include the sale of alcoholic beverages; provided, further, that there are no preliminary licenses or approvals issued to Seller or its Subsidiaries in connection with the “pilot program” for alcoholic beverages entered into by the Business in Florida.

Section 3.12 Intellectual Property.

(a) Schedule 3.12(a)(i) contains a list of all Business Intellectual Property that consists of patents and patent applications, registered Trademarks and applications for registration thereof, registered copyrights and applications for registration thereof and Domain Names, in each case, that are owned by Seller or any of its Subsidiaries and used in the Business as presently conducted. Except as disclosed in Schedule 3.12(a)(ii), with respect to Business Intellectual Property and IPCo Intellectual Property used in the Business as presently conducted, no Action is pending or, to the knowledge of Seller, is threatened that challenges the validity, enforceability, registration, ownership or use of such Intellectual Property Right. All such Business Intellectual Property and IPCo Intellectual Property used in the Business as presently conducted are subsisting and have not been abandoned and, to the knowledge of Seller, with respect to registered items, are valid and enforceable. Except as disclosed on Schedule 2.03(v), the Business Intellectual Property does not include any proprietary Software.

(b) Except as disclosed on Schedule 3.12(b), the Business Intellectual Property and the Intellectual Property Rights provided under the Transition Services Agreement and the Buyer Trademark License Agreement constitute all Intellectual Property Rights owned by Seller and its Subsidiaries that are used in the operation of the Business. Seller and its Subsidiaries are the sole and exclusive owners of the Business Intellectual Property required to be listed on Schedule 3.12(a)(i) and the Intellectual Property Rights subject to the Buyer Trademark License Agreement, free and clear of Liens (other than Permitted Liens).

(c) Except as disclosed in Schedule 3.12(c), no Action is pending or, to the knowledge of Seller, threatened (including by way of any written invitation to license) alleging that Seller or one of its Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property Rights of any other Person in the conduct of the Business, and, to the knowledge of Seller, the conduct of the Business does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property Rights of any other Person, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Business. Except as disclosed in Schedule 3.12(c), to the knowledge of Seller, no Person is infringing, misappropriating or diluting any rights of Seller or any of its Subsidiaries in any Business Intellectual Property or IPCo Intellectual Property used in the Business as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Business.

(d) Seller and its Subsidiaries have taken commercially reasonable actions consistent with industry practices to maintain and protect all of the Business Intellectual Property and IPCo Intellectual Property used in the Business as presently conducted, including the secrecy, confidentiality and value of Seller’s and its Subsidiaries’ trade secrets and other confidential information. Except as disclosed in Schedule 3.12(d), all current employees in the Business have executed agreements or been provided with copies of Business policies or handbooks requiring such employees to maintain the confidentiality of the trade secrets and other confidential information used in the Business.

(e) Except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Business, the information technology systems used to conduct the Business function as required by Seller and its Subsidiaries to operate the Business. Seller and its Subsidiaries maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities. In the last twelve (12) months, there have been no material outages, failures, interruptions or other adverse events (including, to the knowledge of Sellers, any unauthorized intrusions or other data security breaches) affecting the Business in any material respect.

(f) Except as set forth on Schedule 3.12(f) and as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Business, Seller and its Subsidiaries are, and for the last two (2) years have been, in compliance in all material respects with (i) all published privacy policies of Seller and its Subsidiaries, and (ii) all applicable Laws and the rules, regulations, standards, policies, manuals, and procedures of the Card Associations, including, with respect to the processing of credit card information, the Payment Card Industry Data Security Standards (PCI-DSS) that govern Seller’s collection, processing, use, storage, transfer and disclosure (“Data Handling”) of Sensitive Data relating to the Business. As used in this Section 3.12(f), “Card Association” shall mean VISA International, Inc. and VISA U.S.A., Inc., MasterCard International, Inc., Discover Financial Services, LLC, American Express, Diners Club, Voyager, Carte Blanche and any other payment card association, debit card network or similar entity having clearing or oversight responsibilities.

(g) Except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Business and as disclosed in Schedule 3.12(g), the consummation of the transactions contemplated hereby will not result in the loss or impairment of any rights in, or right to exploit, any Intellectual Property Rights used in the Business as presently conducted.

Section 3.13 Title to and Sufficiency of Purchased Assets.

(a) Seller and its Subsidiaries, in the aggregate, have good title to, or valid leasehold or license interests in, all Purchased Assets used or held for use in the operation of the Business as currently conducted, free and clear of all Liens except for Permitted Liens and, at the Closing, IPCo has good title to, or valid leasehold or license interests in, all IPCo Intellectual Property, free and clear of all Liens.

(b) Other than as set forth in Schedule 3.13(b), the Purchased Assets, together with all other property and assets the benefit of which is to be provided to Buyer pursuant to this Agreement and the other Transaction Documents (including the Transition Services Agreement, the Buyer Trademark License Agreement and the Supply Agreement), immediately after the Closing, will constitute all of the assets, rights, interests and properties, both tangible and intangible, required to operate the Business in substantially the manner conducted on the date hereof by Seller and its Subsidiaries; provided that the foregoing is subject to the limitation that certain transfers, assignments, licenses, sublicenses, replacements, leases and subleases, as the case may be, of Purchased Assets, Contracts, Shared Contracts and Permits referred to in Section 5.04, Section 5.05 and Section 5.06, and any claim or right or benefit arising thereunder or resulting therefrom, may require consent of a Person or Governmental Authority, which has not been obtained (and the absence of such consent and the consequence thereof shall not, in and of itself, be deemed a breach of this Section 3.13(b) to the extent the existence of the item requiring consent has been disclosed on the Disclosure Schedule).

(c) Except as set forth on Schedule 3.13(c), the tangible assets included in the Purchased Assets, taken as a whole, are in good condition and working order, ordinary wear and tear excepted, and usable in the operation of the Business as currently conducted.

(d) IPCo has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and existing as a bankruptcy remote special purpose entity for the purpose of holding the IPCo Intellectual Property. Except as expressly provided in this Agreement or the IPCo LLC Agreement, IPCo has not at any time after its formation been an obligor or guarantor under, or otherwise been subject to, any Indebtedness and has not conducted any operations or owned any assets or Liabilities other than (i) the IPCo Intellectual Property and any assets or Liabilities incidental to its ownership of the IPCo Intellectual Property and its status as a bankruptcy remote special purpose entity. Since its formation, no Person other than one or more wholly owned Subsidiaries of Seller has owned any equity interest in IPCo (other than Buyer as of the Closing).

Section 3.14 Permits. Except as set forth in Schedule 3.14(i), (a) Seller and its Subsidiaries possess all governmental permits, franchises, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemption of, or filings or registrations with, or issued by, any Governmental Authority, a true, correct and complete list of which that are material to the Business is set forth on Schedule 3.14(ii) (the “Permits”), necessary for the ownership, lease and use of the Purchased Assets and the operation of the Business as currently conducted or ownership of the Purchased Assets, except when the failure to possess such Permit would not reasonably be expected, individually or in the aggregate, to result in a material Liability to the Business or otherwise interfere in any material respect with the conduct of the Business as currently conducted; (b) all such Permits are in full force and effect, and there are no lawsuits or other proceedings pending or, to the knowledge of Seller, threatened in writing before any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof, except as would not, and would not reasonably be expected to, individually or in the aggregate, result in material Liability to the Business or otherwise interfere in any material respect with the conduct of the Business as currently conducted; (c) neither Seller nor any of its Subsidiaries is in breach or default, and, to the knowledge of Seller, no condition exists that with or without notice or lapse of time or both would constitute a breach or default, under the Permits, except for defaults that would not reasonably be expected, individually or in the aggregate, to result in a material Liability to the Business; and (d) none of such Permits held by Seller and its Subsidiaries for the Business are shared with, used by or held for any of the Retained Businesses.

Section 3.15 Finders’ Fees. Except for J.P. Morgan Securities LLC and Piper Jaffray & Co., whose fees shall be paid by Seller, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller or its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.16 Employee Benefit Plans.

(a) Schedule 3.16(a) lists each material Employee Plan as of the date of this Agreement. Seller has made available to Buyer true and complete copies of each Employee Plan listed on Schedule 3.16(a) (or, if not written, a written summary of its terms), together with any summary plan descriptions with respect thereto, as applicable.

(b) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code is covered by a favorable determination or opinion letter upon which Seller may rely and, to the knowledge of Seller, no events have occurred that would reasonably be expected to adversely affect such qualification.

(c) None of the Seller or any of its Affiliates, either directly or indirectly by reason of their being an ERISA Affiliate prior to the Closing Date, has incurred or would reasonably be expected to incur any Liability under or arising out of Section 302 or Title IV of ERISA or Section 412 of the Code, and no fact or event exists that would reasonably be expected to result in such a Liability. None of the Employee Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or a single employer plan (within the meaning of Section 4001(a)(15) of ERISA) for which Seller or its Subsidiaries would reasonably be expected to incur Liability under Section 4063 or 4064 of ERISA.

(d) Except as set forth in Schedule 3.16(d), no Employee Plan includes any obligation to provide retiree health or life insurance coverage to any Business Employee, other than (A) for health continuation coverage required by Section 4980B of the Code or other applicable Law or (B) pursuant to an Employee Plan with respect to which no obligation or Liability will transfer to or be assumed by Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement. Each Employee Plan has been maintained, in form and operation, in all material respects in accordance with its terms and applicable Law and no material pending or threatened Action exists with respect to any Employee Plan. All material contributions, premiums and payments required to be made with respect to any Employee Plan have been made on or before their due dates.

(e) Except as set forth in Schedule 3.16(e), neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in conjunction with any other event (where such other event, alone, would not have such result) will (i) limit or restrict the ability to merge, amend, or terminate any Employee Plan with respect to which Buyer or any of its Affiliates could have any Liability or obligation, (ii) give rise to any payment or compensation to any current or former employee or other individual service provider with respect to any Employee Plan or with respect to which Buyer or its Affiliates could have any Liability, (iii) accelerate the time of payment, funding, or vesting or increase the amount of compensation or benefits due to any current or former employee or other individual service provider with respect to any Employee Plan or with respect to which Buyer or its Affiliates could have any material Liability, or (iv) otherwise result in the forfeiture of compensation or benefits for any Business Employee under any Employee Plan.

Section 3.17 Environmental Compliance. Other than as set forth in Schedule 3.17, and except for matters that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Business (as currently conducted) or the Purchased Assets:

(a) the Business, the Purchased Assets and the Business Real Property are and for the past two (2) years have been in compliance with all applicable Environmental Laws, including but not limited to obtaining, maintaining and complying with any Permits required by applicable Environmental Laws;

(b) (i) no written notice, claim, inquiry, order, request for information, complaint, penalty or communication has been made, and (ii) there is no Action pending or, to the knowledge of Seller, threatened in writing, which (A) alleges the actual or potential violation of or noncompliance with any Environmental Law or any Permit required by any applicable Environmental Law, alleges any potential Liability, obligation, costs or Damages arising under or relating to any Environmental Law including any investigatory, remedial, natural resource, response, removal or corrective obligations, or seeks to revoke, amend, modify or terminate any Permit required by any applicable Environmental Law, (B) relates to the Business, the Purchased Assets or the Business Real Property, and (C) has not been settled, dismissed, paid or otherwise resolved without ongoing obligations or costs prior to the date hereof;

(c) the Business, the Purchased Assets and the Business Real Property have not caused or been subject to any past or present contamination, release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, transporting, exposure of any Person to, or disposing or arranging for the disposal of, any Hazardous Substances at, on, under or from any currently or formerly owned or leased property or facility relating to the Business, the Purchased Assets or the Business Real Property that would give rise to a material Environmental Liability;

(d) neither this Agreement, any Transaction Document nor any of the transactions contemplated hereby or thereby will give rise to any obligations for site investigation or cleanup, or notification to or consent of Governmental Authorities or third parties, pursuant to any Environmental Laws;

(e) other than pursuant to a Lease or a Material Contract, the Business, the Purchased Assets, and the Business Real Property have not assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material Environmental Liability of any other Person; and

(f) to the knowledge of Seller, copies of all environmental Phase I reports prepared by or on behalf of Seller within the past six (6) months, or any other material environmental documents reasonably sufficient to describe any material Environmental Liabilities to the extent not otherwise described in such Phase I reports that are in the possession of Seller, in relation to the Business Real Property or the Business, have been made available to Buyer.

Section 3.18 Employees.

(a) There are no labor unions or similar organizations presently representing or, to the knowledge of Seller, engaged in any organizing activity with respect to any Business Employee and, to the knowledge of Seller, no such organizing activities have occurred or been threatened within the past three (3) years. There is not presently pending or existing, and, to the knowledge of Seller, there is not threatened, any (i) material strike, or work stoppage, walkout, lockout, picketing or other material labor dispute by or with Business Employees (and no such disputes have occurred within the past three (3) years), (ii) material charge or complaint filed by an employee or a labor union with any labor relations board or tribunal, or (iii) application for certification of a collective bargaining agent for one or more groups of Business Employees. Within the past three (3) years, with respect to the Business, neither Seller nor any of its Subsidiaries has committed an unfair labor practice. With respect to the Business, within the past three (3) years, there have been no employee layoffs or location closures that gave rise to notice or other obligations under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar or related Law (collectively, the “WARN Act”), in each case with respect to which Buyer could have any Liability, and no such events are currently anticipated or planned. Except with respect to matters set forth in Schedule 3.18(a), with respect to the Business, neither Seller nor any of its Subsidiaries is in, or at any time in the past three (3) years has been in, violation of, and, to the knowledge of Seller, is not under investigation with respect to and has not been threatened to be charged with or given written notice of any conflict with or default or violation of, any Law relating to the employment of labor, except for violations that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Business. Except as set forth on Schedule 3.18(a), no Business Employee is employed under a non-immigrant work visa or other work authorization that is limited in duration. Seller and its Subsidiaries maintain for each Business Employee a Form I-9 that reasonably appears on its face to be in compliance with the Immigration Reform and Control Act of 1986, except for failures to do so that are not, and would not reasonably be expected to be, material to the Business.

(b) To the knowledge of Seller, no officer, executive or other key employee of the Business has any present intention to terminate his or her employment with the Business following the Closing Date.

Section 3.19 Taxes. Except as set forth in Schedule 3.19:

(a) (i) Seller and any applicable Retained Subsidiary (in each case, to the extent related to the Business or the Purchased Assets) has timely filed with the appropriate Taxing Authority all Income Tax and other material Tax Returns required to be filed through the date hereof, (ii) all such Tax Returns are accurate and complete in all material respects, and (iii) all Income Tax and other material Taxes payable by Seller and each Retained Subsidiary (in each case, to the extent related to the Business) (whether or not shown as due and payable on such Tax Returns) have been timely paid.

(b) No deficiencies for material Taxes of Seller or any applicable Retained Subsidiary (in each case, to the extent related to the Business or the Purchased Assets) have been claimed, proposed or assessed in writing by any Taxing Authority which deficiency remains outstanding.

(c) There are no material pending Actions by or before a Taxing Authority relating to the Business or the Purchased Assets and no written notice of any Action by a Taxing Authority relating to the Business or the Purchased Assets has been received by Seller or any Retained Subsidiary.

(d) No extension of the statute of limitations is in effect on the assessment of any Taxes of Seller or any applicable Retained Subsidiary related to the Business or the Purchased Assets.

(e) There are no Liens (other than Permitted Liens described in clause (a) of the definition thereof) for Taxes upon the Purchased Assets.

(f) Seller and any applicable Retained Subsidiary (in each case, to the extent related to the Business or the Purchased Assets) has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Person.

(g) Subject to exceptions as would not be material, no written claim has ever been received by Seller or any applicable Retained Subsidiary (in each case, to the extent related to the Business or the Purchased Assets) by any Taxing Authority in a jurisdiction where such Person does not file Tax Returns that it is or may be subject to taxation by, or may be required to file Tax Returns in, that jurisdiction.

(h) None of Seller or any applicable Retained Subsidiary (in each case, to the extent related to the Business or the Purchased Assets) is a party to or bound by any Tax indemnity agreement, Tax Sharing Agreement, or Tax allocation agreement or similar arrangement, other than any such agreement or arrangement entered into in the ordinary course of business consistent with past practice and the principal subject of which is not Taxes or Liability for Taxes.

(i) None of the Assumed Liabilities consists of, and none of the Seller or any of its Affiliates is a party to, any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or non-U.S. Law) as a result of the application of Code Section 280G to the consummation of the transactions contemplated by this Agreement. No amount or benefit that could be, or has been, received by any “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(j) None of Seller or any applicable Retained Subsidiary (in each case, to the extent related to the Business or the Purchased Assets) is or has been a party to any “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2).

(k) None of Seller or its Subsidiaries (in each case, to the extent related to the Business or the Purchased Assets) has any gross-up or indemnity obligation for any Taxes imposed under Section 4999 or 409A of the Code.

(l) No written claim has ever been asserted by any Governmental Authority that Seller or any applicable Retained Subsidiary (in each case, to the extent related to the Business or the Purchased Assets) are liable for any Taxes based on Section 482 of the Code and Treasury Regulations promulgated thereunder (or any corresponding provisions of state, local or non-U.S. Tax Law).

Section 3.20 Insurance. Schedule 3.20 contains an accurate and complete description of all policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by Seller, to the extent applicable to the Business, and true, correct and complete copies (or summaries of the material terms) of such policies have been made available to Buyer. Except as would not reasonably be expected to be material to the Business, all policies listed on Schedule 3.20 (i) are valid, outstanding and enforceable policies and there is no existing default by Seller or its Subsidiaries with respect to such policies, and (ii) will not terminate, or lapse by reason of the transactions contemplated by this Agreement. To Seller’s knowledge, as of the date hereof, Seller has not received (i) any notice of cancellation or termination of any such policies (other than in connection with ordinary renewals) or refusal of coverage thereunder, (ii) any notice that any issuer of such policy has filed for protection under applicable bankruptcy laws or is otherwise in the process of liquidating or has been liquidated, or (iii) any other notice that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder.

Section 3.21 Intercompany Arrangements. Other than any (i) arrangements, understandings or Contracts to provide the services that are to be provided on an interim basis in accordance with the Transition Services Agreement, the Buyer Trademark License Agreement, the Seller Trademark License Agreement, the IPCo Contribution Agreements and the IPCo LLC Agreement and (ii) all arrangements, understandings and Contracts contemplated hereby, Schedule 3.21 lists any Contract or Lease included in the Purchased Assets with respect to which Seller or a Retained Subsidiary or any executive officer or director of Seller or any Retained Subsidiary is the counterparty.

Section 3.22 Significant Suppliers. Schedule 3.22 lists the ten (10) largest suppliers (by dollar-value of total purchases) of the Business for the fiscal year ended April 29, 2016 (“Material Suppliers”). Other than as set forth on Schedule 3.22, neither Seller nor any of its Subsidiaries has received written notice that any Material Supplier has terminated or intends to terminate its business relationship with, or materially decrease the amount of business it does with, Seller and its Subsidiaries with respect to the Business.

Section 3.23 No Other Representations And Warranties; Non-Reliance. Except for the representations and warranties contained in this ARTICLE III, as modified by the Disclosure Schedules hereto, or the other Transaction Documents, neither Seller nor any other Person makes any other express or implied representation or warranty, including with respect to Seller, its Subsidiaries (including IPCo), the Business, the Purchased Assets, the Assumed Liabilities or the transactions contemplated by this Agreement, and Seller disclaims and Buyer shall not be entitled to rely on any other representations or warranties, whether made by Seller, any of its Affiliates or any of their respective Representatives. Any documents, title information, assessments, surveys, plans, specifications, reports and studies, or other information made available to Buyer by Seller, its Affiliates or their respective Representatives (collectively, “Review Documents”) are provided as information only. Except for the representations and warranties contained in this ARTICLE III, as modified by the Disclosure Schedules hereto, or the other Transaction Documents, Seller has not made, does not make, and has not authorized anyone else to make any representation as to: (a) the accuracy, reliability or completeness of any of the Review Documents; (b) the condition of any building(s), structures or other improvements at the Business Real Property, including the presence or absence of any Environmental Conditions or Hazardous Substances; (c) the operating condition of the Purchased Assets; (d) the zoning, subdivision and land use Laws or requirements of the Business Real Property or the conformance of the Business Real Property with any such zoning, subdivision or land use Laws or requirements; (e) the enforceability of, or Buyer’s ability to obtain the benefits of, any agreement of record affecting the Purchased Assets; (f) the transferability or assignability of any Contract or Permit; or (g) any other matter or thing affecting or relating to the Business, the IPCo Interests or the Purchased Assets.

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS, SELLER HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR, AND BUYER SHALL NOT BE ENTITLED TO RELY ON, ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT OR INFORMATION MADE, COMMUNICATED OR FURNISHED (ORALLY OR IN WRITING)

TO BUYER OR ITS AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO BUYER BY ANY DIRECTOR, OFFICER, MANAGER, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF SELLER OR ANY OF ITS AFFILIATES). SELLER MAKES NO REPRESENTATIONS OR WARRANTIES TO BUYER REGARDING THE PROBABLE SUCCESS, PROFITABILITY OR VALUE OF ANY OF THE BUSINESS, THE IPCO INTERESTS OR THE PURCHASED ASSETS.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that:

Section 4.01 Corporate Existence and Power. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware, and has the requisite corporate or equivalent organizational power and authority to own or lease its assets and to conduct its business in all material respects as it is now being conducted. Buyer is duly licensed or qualified in each jurisdiction in which the ownership or operation of its assets or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or delay the ability of Buyer to enter into and perform its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 4.02 Corporate Authorization. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby are within the limited liability company powers of Buyer and have been duly authorized by all necessary action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity. Each other Transaction Document to which Buyer is a party shall be duly and validly executed by Buyer at or prior to the Closing and, upon such execution and delivery by Buyer and the due and valid execution and delivery of such Transaction Document by each other party thereto, shall constitute a legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity.

Section 4.03 Governmental Authorization. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby require no material action by or in respect of, or material filing with, any Governmental Authority, other than compliance with any applicable requirements of the HSR Act and other Competition Laws.

Section 4.04 Noncontravention. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby do not and shall not (i) violate the Organizational Documents of Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, violate any Law, (iii) require any consent or other action by any Person under, constitute a default under or give rise to any right of termination, cancellation or acceleration of any material right or obligation or to a loss of any material benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (iv) result in the creation or imposition of any material Lien on any asset of Buyer (except, in the case of clauses (iii) and (iv), as would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Buyer to consummate the transactions contemplated by the Transaction Documents).

Section 4.05 Financing. Buyer has delivered to Seller a true and complete copy of the executed Equity Commitment Letter, attached hereto as Exhibit A (including the exhibits and annexes thereto). The Equity Commitment Letter has not been amended or modified in any manner prior to the date of this Agreement. Neither Buyer nor any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Financing of the Purchase Price, other than as set forth in the Equity Commitment Letter. The aggregate proceeds of the Financing, when funded, will be sufficient to consummate the transactions contemplated hereby, including the payment of the Purchase Price on the Closing Date. The commitments contained in the Equity Commitment Letter have not been withdrawn or rescinded in any respect. The Equity Commitment Letter is in full force and effect and represents a valid, binding and enforceable obligation of Buyer and each other party thereto, to provide the Financing contemplated thereby subject only to the satisfaction or waiver of the Financing Conditions and except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights and remedies generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity). Assuming the accuracy of the representations and warranties of Seller contained in ARTICLE III, as of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Buyer or any other party thereto under the Equity Commitment Letter, other than any such default or breach that has been irrevocably waived by the applicable Equity Investor, as the case may be, or otherwise cured. Buyer has fully paid (or caused to be paid) any and all amounts that are required to be paid on or prior to the date of this Agreement in connection with the Financing. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than the Financing Conditions. Buyer understands and acknowledges that under the terms of this Agreement, Buyer’s obligation to consummate the acquisition is not in any way contingent upon or otherwise subject to Buyer’s consummation of any financing arrangements, Buyer’s obtaining of any financing or the availability, grant, provision or extension of any financing to Buyer.

Section 4.06 Litigation. As of the date hereof, there are no Actions pending against or, to the knowledge of Buyer, threatened in writing against, Buyer, except for such Actions as would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by the Transaction Documents.

Section 4.07 Solvency. Buyer is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of Buyer or any of its Affiliates. Assuming that the representations and warranties of Seller contained in this Agreement are true and correct in all material respects, and after giving effect to the transactions contemplated by this Agreement (including the Financing), at and immediately after the Closing, Buyer and each of its Subsidiaries, taken as a whole, (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable Liability on its recourse debts as they mature or become due); (b) will have adequate capital and liquidity with which to engage in its business; and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

Section 4.08 Finders’ Fees. Except for UBS Securities LLC, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.09 Inspections; No Other Representations; Non-Reliance. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of property and assets such as the Purchased Assets and IPCo Interests as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer acknowledges that Seller has given Buyer access to the key employees, documents and facilities of the Business. Buyer acknowledges and agrees that the Purchased Assets and the IPCo Interests are sold “as is”, except as expressly set forth in this Agreement or any other agreement or certificate delivered in connection herewith, including the Transaction Documents. Buyer agrees to accept the Purchased Assets, the IPCo Interests and the Business in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters, and Buyer expressly acknowledges and agrees that it is not relying on any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in this Agreement or any other agreement or certificate delivered in connection herewith, including the Transaction Documents. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement or any other agreement or certificate delivered in connection herewith, including the Transaction Documents, Buyer acknowledges that Seller makes no representation or warranty with respect to any projections, estimates or budgets delivered to or made available to Buyer or its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business or the future business and operations of the Business.

Section 4.10 Purchase for Investment. Buyer is purchasing the IPCo Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the IPCo Interests and is capable of bearing the economic risks of such investment. Buyer has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Closing Date will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein or otherwise in connection with the transactions contemplated hereby or in the other Transaction Documents.

ARTICLE V

COVENANTS

Section 5.01 Conduct of the Business. From the date hereof until the Closing Date, except (i) as expressly contemplated by applicable Law, (ii) as otherwise expressly provided by the Transaction Documents, or (iii) with Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause its Subsidiaries to, conduct the Business in the ordinary course consistent with past practice (including with respect to the timely collection of accounts receivable and payment of accounts payable in the ordinary course consistent with past practice) and shall use its commercially reasonable efforts to: (x) preserve intact the present business organizations and goodwill of the Business, (y) preserve the present relationships of the Business with suppliers and other business partners and keep available the services of its present officers and key employees who are Business Employees, and (z) maintain the properties and Equipment related to the Business in good repair and operation condition (subject to normal wear). Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except (i) as expressly contemplated by applicable Law, (ii) as otherwise expressly provided by the Transaction Documents, (iii) as set forth on Schedule 5.01, or (iv) with Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), with respect to the Business, Seller shall not and shall cause its Subsidiaries not to:

(a) sell, lease, license, transfer, abandon, fail to renew or otherwise dispose of any Purchased Assets or IPCo Intellectual Property (or any interests therein) except (i) pursuant to existing Material Contracts, (ii) sales of inventory or sales, transfers or other dispositions of other immaterial assets, (iii) non-exclusive licensing of Business Intellectual Property and IPCo Intellectual Property in the ordinary course of business consistent with past practice, (iv) abandonment of or failure to renew Business Intellectual Property or IPCo Intellectual Property of de minimis value or (v) Permitted Non-Operating Restaurant Sales in accordance with the terms hereof;

(b) create, incur, permit, allow or take any action to create any Lien on any Business Real Property, any other Purchased Asset or IPCo Intellectual Property, other than Permitted Liens;

(c) (i) permit, authorize or incur any capital expenditures with respect to the Business, except: (A) as disclosed in Schedule 5.01(c), (B) pursuant to existing Material Contracts, (C) in accordance with the capital expenditures budget for the Business previously provided to Buyer or (D) for capital expenditures that do not exceed $250,000 individually or $1,000,000 in the aggregate or (ii) fail to make capital expenditures set forth in such budget in the ordinary course of business consistent with past practice;

(d) implement any new, or modify any existing, coupon or promotional offer program in a manner which is inconsistent with such programs offered by the Business prior to the date hereof in the ordinary course consistent with past practice;

(e) fail to maintain levels of Inventory in the ordinary course of business consistent with past practice;

(f) other than in connection with actions permitted by Section 5.01(c) or as otherwise contemplated by this Agreement, make any loans, advances or capital contributions to, or investments in, any other Person or make, issue, assume or guarantee any Indebtedness, in each case, with respect to the Business and that would be an Assumed Liability, except for advances to employees in the ordinary course of business consistent with past practice;

(g) (i) enter into any Lease (including any associated Lease Guarantees) or (ii) enter into any Restaurant Contract that would be required to be disclosed in Schedule 3.08 if such Restaurant Contract were in place as of the date of this Agreement, other than any such Restaurant Contract entered into in the ordinary course of business consistent with past practice and other than any Replacement Contract that is “substantially similar” (as defined in Section 5.05) to the applicable Shared Contract;

(h) except as required by Law, amend or otherwise modify, terminate, cancel, extend or waive any benefits under any Material Contract (other than purchase orders in the ordinary course of business consistent with past practice) or Lease, other than any renewal entered into in the ordinary course of business consistent with past practice upon the expiration of such Material Contract or such Lease, in each case on terms no less favorable to the Business than in effect prior to such renewal or termination in the ordinary course of business consistent with past practice upon the expiration of such Material Contract or such Lease in accordance with its terms, and excluding any Material Contract that is terminated in connection with a Permitted Non-Operating Restaurant Sale prior to the Closing in accordance with the terms hereof;

(i) enter into any Replacement Contract, other than any Replacement Contract that is “substantially similar” (as defined in Section 5.05) to the applicable Shared Contract;

(j) purchase or sell any real property (including, without limitation, any land or material improvement thereon) or any interest therein other than a Permitted Non-Operating Restaurant Sale in accordance with the terms hereof;

(k) cancel or forfeit any Permit or take any action or fail to take any action with the purpose or having the effect of causing any Permit not to be in full force and effect;

(l) enter into any Contract or Lease that limits or otherwise restricts the Business after the Closing Date from engaging or competing in any line of business, in any location or with any Person;

(m) waive, release, assign, cancel, compromise, settle, or offer or propose to settle, any Action involving the Business or relating to the transactions contemplated by this Agreement, other than any Excluded Liability and other than any workers’ compensation claims, unless (1) the amount involved in such waiver, release, assignment, compromise, settlement or offer to settle does not exceed $100,000 individually or $1,000,000 in the aggregate and (2) such waiver, release, assignment, compromise, settlement or offer to settle does not impose any injunctive or other non-monetary relief or criminal fines relating to the Business and does not impose any sanction or restriction upon the conduct or operation of the Business;

(n) with respect to any Purchased Assets, make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any Income Tax or other material Tax Return, enter into any closing agreement, settle any material Tax claim, audit or assessment, or take any affirmative action to surrender any right to claim a material Tax refund, in each case except if such action will have no effect on the Tax Liability of Buyer or any of its Affiliates in a Post-Closing Tax Period;

(o) make any change in any method of accounting or accounting practice of Seller or any of its Subsidiaries with respect to the Business, except for any such change required by reason of a change in GAAP or applicable Law;

(p) except as set forth in Schedule 5.01(p), (i) negotiate or enter into any collective bargaining agreement or any employment, deferred compensation, severance, retirement or other similar agreement with or relating to any Business Employee for which Buyer or its Affiliates could have any Liability (or any amendment to any such existing agreement), (ii) other than as provided under any severance plan, policy or agreement in effect on the date of this Agreement that covers such Business Employee and is disclosed in the Disclosure Schedule, grant any new severance or termination pay to any Business Employee, (iii) increase the compensation payable, or grant any equity-based award, or grant or pay any fringe benefit or any bonus, severance, retention or termination amount, to any Business Employee other than promotions, merit based increases and/or market adjustments in the ordinary course of business consistent with past practices or as required by Law or the terms of any Employee Plan or other Contract in effect on the date of this Agreement and that is disclosed in the Disclosure Schedule (it being understood that the payment in the ordinary course of business consistent with past practice prior to the Closing Date of any bonus, fringe benefit, severance or termination amount pursuant to the terms of an Employee Plan in effect on the date of this Agreement shall not be prohibited by this subclause (iii) even though Seller may not be legally obligated to make such payment), (iv) implement any employee layoffs that would require Seller to provide any notification to any Business Employee under the WARN Act if Buyer could have any Liability in connection therewith, or (v) hire or terminate any officer, employee or other service provider of the Business with annual base compensation in excess of $150,000, other than a termination for cause;

(q) except as set forth in Schedule 5.01(q), to the extent required under the terms of any Employee Plan, or as required by Law, (i) adopt, amend or terminate any Employee Plan (or plan, policy agreement or arrangement that would be an Employee Plan if in effect on the date hereof), except (A) as may be implemented with respect to Seller’s employees generally, provided that any such adoptions, amendments or termination of Employee Plans need not be considered by Buyer in fulfilling its obligations under Section 7.01 and Section 7.02 of this Agreement and (B) for immaterial amendments to Employee Plans that would not result in material Liability to Buyer, or (ii) exercise any discretion to accelerate the vesting or payment of any compensation or benefit under any Employee Plan;

(r) amend, modify, adopt, approve, consent to or propose any change in the respective Organizational Documents of Seller or its Subsidiaries;

(s) make any material acquisition of any business that would constitute Purchased Assets;

(t) close or shutdown any Restaurant or permit any Restaurant to be closed or shutdown other than in the ordinary course of business consistent with past practice or for repairs or remodels as set forth on Schedule 5.01(t), provided, further, that without the prior written consent of Buyer, neither Seller nor its Subsidiaries shall close or shut down any Restaurant in contravention of restrictions against such closure recorded against title or contained in the applicable Leases for such Restaurant, as applicable;

(u) take or consent to any action before any Governmental Authority, the intent or effect of which would be to change the present zoning of or other land use limitations, upon any of the Business Real Property, or its potential use;

(v) disclose or agree to disclose to any Person, other than Representatives of Seller, any trade secret material to the Business, except in the ordinary course of business consistent with past practice; or

(w) agree or commit to do any of the foregoing.

BE Partner owns one hundred percent (100%) of the equity interests of IPCo and Seller shall not permit BE Partner to transfer any equity interest of IPCo to any other Person, including Seller’s other Subsidiaries and Affiliates. Except as expressly provided in this Agreement or the IPCo LLC Agreement, Seller shall not permit IPCo to become an obligor or guarantor under, or otherwise subject to, any Indebtedness and shall not permit IPCo to conduct any operations or own any assets or Liabilities other than (i) the IPCo Intellectual Property or (ii) any assets or Liabilities incidental to its ownership of the IPCo Intellectual Property and its status as a bankruptcy remote special purpose entity.

For the avoidance of doubt, Seller shall be permitted to (i) collect all cash from the Restaurants prior to the Closing Date and (ii) receive and retain all payments related to the Business prior to the Closing Date. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties agree that prior to Closing nothing contained in this Agreement shall give Buyer the right to control the operation of the Business.

Section 5.02 Pre-Closing Access. Subject to confidentiality obligations and similar restrictions that may be applicable to permitting access to or to information furnished to Seller or any of its Subsidiaries by third parties that may be in Seller’s or any of its Subsidiaries’ possession from time to time, from the date hereof until the Closing Date, Seller shall, and shall cause its Subsidiaries to, (a) give Buyer and its Representatives reasonable access to the offices, properties, books and records of Seller and its Subsidiaries relating to the Business, (b) furnish to Buyer and its Representatives such financial and operating data and other information relating to the Business as such Persons may reasonably request and (c) cause the employees, counsel and financial advisors of Seller and its Subsidiaries to cooperate with Buyer and its Representatives in its investigation of the Business. Any investigation pursuant to this Section 5.02 shall be conducted during regular business hours and in such manner as not to interfere unreasonably with the conduct of the business of Seller or its Subsidiaries, including, in the case of any such investigation of Buyer and its Representatives visiting any Restaurant, at least a twenty-four (24) hour prior notice to Seller and limiting such visits, at Seller’s reasonable discretion, to non-peak business hours at any such location. Notwithstanding the foregoing, (i) Buyer shall not have access to (A) personnel records of the Business Employees relating to individual performance or evaluation records, medical histories or other information which would violate applicable Law or which would reasonably be expected to subject Seller or any of its Subsidiaries to risk of material Liability, (B) any properties of Seller or its Subsidiaries (whether owned or leased) for purposes of conducting any environmental sampling or testing or any other invasive sampling or testing, (C) any information to the extent relating to any Excluded Asset or Excluded Liability or (D) except as expressly provided by Section 5.18, information relating to the sale process or any alternative transaction with respect to all or a portion of the Business or any other business conducted by Seller and its Subsidiaries, bids received from other in connection with such sale process or alternative transactions and information and analysis (including financial analysis) relating to such bids or alternative transactions, and (ii) as and to the extent necessary to avoid contravention or waiver, Seller and its Subsidiaries may withhold any document or information the disclosure of which would reasonably be expected to violate any Contract or any Law or would result in the waiver of any legal privilege or work-product privilege; provided that to the extent practicable, Seller and its Subsidiaries shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of this subclause (ii) apply. Seller shall have the right to have a Representative present at all times during any such inspections, interviews and examinations. Buyer shall hold in confidence all such information upon the terms and subject to the conditions contained in the Confidentiality Agreement. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of Seller, which may be withheld for any reason, Buyer shall not contact any employees or consultants of, vendors to, or customers of, Seller or its Subsidiaries about the Business, this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, Buyer shall be permitted to, upon reasonable notice and during regular business hours and in such manner as to not unreasonably interfere with the conduct of the business of Seller and its Subsidiaries, contact corporate executive-level Business Employees set forth on Schedule 5.02, to the extent reasonably necessary to permit Buyer to implement transition plans to operate the Business from and after the Closing; provided, that, prior to the Closing, the consent of Seller shall be required to begin discussions relating to compensation or the terms and conditions of employment.

Section 5.03 Regulatory Filings.

(a) Subject to the terms and conditions of this Agreement, Buyer and Seller shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement (collectively, the “Regulatory Approvals”). Notwithstanding anything to the contrary in this Agreement, each Party waives compliance with the provisions of any bulk transfer or any similar laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall, and shall cause their respective Affiliates to, (i) make or cause to be made all filings required of each of them or any of their respective Affiliates under all the Competition Laws of the jurisdictions set forth in Schedule 5.03(b) with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within fifteen (15) Business Days after the date hereof, (ii) use commercially reasonable efforts to comply at the earliest practicable date with any request under any Competition Law for additional information, documents, or other materials received by each of them or any of their respective Affiliates from any Governmental Authority in respect of such filings or such transactions, and (iii) cooperate with each other in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Authority under any Competition Laws with respect to any such filing or any such transaction. Each Party shall use its commercially reasonable efforts to furnish to the other Party all information required for any application or other filing to be made pursuant to any Law in connection with the transactions contemplated by this Agreement (including, to the extent permitted by Law, responding to any reasonable requests for copies of documents filed with the non-filing Party’s prior filings). Notwithstanding the foregoing, any Party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 5.03 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient Party, and the recipient Party shall cause such outside counsel not to disclose such materials or information to any employees, officers, directors or other representatives of the recipient Party or its Affiliates, unless express written permission is obtained in advance from the source of the materials. Unless prohibited by applicable Law, such Party shall promptly inform the other Party hereto of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction. No Party hereto shall independently participate in any meeting with any

Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other Party hereto prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. Subject to applicable Law, the Parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto relating to proceedings under the Competition Laws. Buyer and Seller shall each pay fifty percent (50%) of all filing fees in connection with all filings under the Competition Laws.

(c) In furtherance and not in limitation of the actions and obligations described in Section 5.03(b), each Party shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the Competition Laws; provided, that, except with respect to any inquiries or requests for additional information from any Governmental Authority with respect to the HSR Act or other Competition Law, if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of any Competition Law, each Party shall use its commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, limits or restricts consummation of the transactions contemplated by this Agreement. Each Party shall use its commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the Competition Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

(d) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.03 or elsewhere in this Agreement shall be deemed or construed to require Buyer or any of its Affiliates to take any of the following actions: (i) propose, negotiate, offer to commit or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition (including by licensing any Business Intellectual Property or IPCo Intellectual Property) of any assets of the Business and/or any other assets or businesses of Buyer or any of its Affiliates (or equity interests held by Buyer or any of its Affiliates in entities with assets or businesses); (ii) terminate any existing relationships and contractual rights and obligations; or (iii) otherwise offer to take or offer to commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the assets of the Business and/or any other assets or businesses of Buyer or any of its Affiliates (or equity interests held by Buyer or any of its Affiliates in entities with assets or businesses). For the avoidance of doubt, the Parties agree that Seller’s and Buyer’s obligations under this Section 5.03 shall not include any obligation on the part of Buyer, Seller or their respective Affiliates to commit to or effect, by consent decree, hold separate orders, trust or otherwise the sale or disposition of such of its assets or businesses (including the Business) as may be required to be divested in order to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing, delaying or limiting the consummation of the transactions contemplated by this Agreement.

Section 5.04 Permits. Subject to the terms and conditions of this Agreement, Buyer and Seller shall use their commercially reasonable efforts to provide all notices and otherwise take all actions to transfer, reissue or obtain any Permits required to be transferred, reissued or obtained as a result of or in furtherance of the transactions contemplated by this Agreement as soon as practicable and, in any case, prior to Closing, and to the extent necessary, Buyer and Seller shall each use their commercially reasonable efforts to secure from the applicable Governmental Authority consent to the issuance of any necessary temporary or provisional Permits required for Buyer’s continued operation of the Business following the Closing. The applications and related documentation prepared in respect of such Permits, as well as the choice of entities and transaction structure implemented in relation to obtaining such Permits, shall be in form and substance reasonably acceptable to Buyer. Buyer and Seller shall cooperate in good faith and each of them shall comply with and carry out any and all commercially reasonable requirements, demands, requests, rules, and regulations of the local issuing authority, so as to expedite the approval of the issuance or transfer of such Permits. To the extent that any Permit has not been obtained prior to Closing, until such Permits are obtained, Buyer and Seller shall use their commercially reasonable efforts, at either Party’s request, to cooperate with each other to obtain such Permits. During such time period, Seller or the applicable Retained Subsidiary shall comply with all applicable covenants and obligations under such Permits, including the payment of any costs or expenses in connection therewith, which shall be performed by Seller or the applicable Retained Subsidiary for Buyer’s account and Buyer shall promptly (but in no event later than thirty (30) days following receipt of a reasonably detailed invoice from Seller (which invoices shall be delivered by Seller to Buyer on a monthly basis and shall aggregate all out-of-pocket costs and expenses and payment of obligations made by Seller in respect of such Permit during such month, together with reasonable supporting documentation)) reimburse Seller for any out-of-pocket costs, expenses or payments made by Seller in respect of such arrangements. During such time period, to the extent permitted by applicable Law and the terms of the applicable Permit, Buyer shall be entitled to receive all of the benefits of Seller or the applicable Retained Subsidiary under such Permit, and if, during such time period, Buyer would be unable to operate any portion of a Restaurant due to Seller’s retention of such Permit, Seller shall retain and operate such Restaurant for the benefit of Buyer and shall provide to Buyer any net profit received from such operations; provided that any out-of-pocket costs, expenses or payments that are reimbursed by Buyer shall not reduce net profit. Buyer agrees to indemnify and hold the Seller Indemnitees harmless from and against any and all Liabilities based upon, arising out of or relating to the performance of, or failure to perform, any obligations under such Permit that are for the benefit of Buyer other than in the case of gross negligence or willful misconduct on the part of the Seller Indemnitees. Notwithstanding the foregoing provisions of this paragraph, following the Closing Date, Seller and its Affiliates shall renew any Permit upon the expiration or termination thereof if required for Buyer’s continued operation of the applicable Restaurant and, as of such time, there shall not have been transferred, reissued or obtained a Permit as referred to in the second sentence of this Section 5.04. In addition, to the extent that any such Permit contains an “evergreen” provision that automatically renews such Permit unless terminated or cancelled by either party thereto, Seller and its Affiliates shall not terminate or cancel such Permit if such Permit is required for Buyer’s continued operation of the applicable Restaurant and, as of such time, there shall not have been transferred, reissued or obtained a Permit as referred to in the second sentence of this Section 5.04. Buyer and Seller shall each bear one half (1/2) of the filing fees with respect to obtaining any such Permits with respect to the purchase and sale of the Purchased Assets or the operation of the Business; provided, however, that neither Party shall be required to incur any further Liabilities or provide any further financial accommodation in connection therewith.

Section 5.05 Shared Contracts. Seller, on the one hand, and Buyer, on the other hand, shall, and shall cause their respective controlled Affiliates to, cooperate and shall use their commercially reasonable efforts to cause the Shared Contracts to be replaced with separate contract rights and obligations (the “Replacement Contracts”) that provide Buyer with contract rights and obligations (including as to pricing metrics) under the Shared Contracts that are substantially similar to those contract rights and obligations (including as to pricing metrics) utilized by Seller in the conduct of the Business prior to the Closing. Buyer and Seller shall each bear one-half (1/2) of the costs and expenses associated with first obtaining and/or entering into any Replacement Contract (e.g., transfer fees, deposits, etc.); provided, however, that neither Buyer nor Seller shall be required to incur any further Liabilities or provide any financial accommodation in connection therewith or in connection with its obligations pursuant to Backstop Shared Contracts pursuant to this Section 5.05; provided, further, that Buyer shall be responsible for all ongoing (i.e., going forward, including payments due at the time of first obtaining and/or entering into any Replacement Contract intended to cover Buyer’s and its Subsidiaries’ going forward costs) costs or fees required to be paid under a Replacement Contract or Backstop Shared Contract or any alternative arrangements entered into pursuant to this Section 5.05. Buyer and Seller shall cooperate and provide each other with reasonable assistance in effecting such separation of the Shared Contracts prior to the Closing and for a period of one hundred eighty (180) days following the Closing. If Buyer and Seller are not able to effect the separation of a Shared Contract (each a “Backstop Shared Contract”), until any such Backstop Shared Contract is separated or otherwise replaced, but in no event longer than one hundred eighty (180) days following the Closing, to the extent permissible under Law and under the terms of such Backstop Shared Contract, (i) Seller shall continue to perform the obligations under such Backstop Shared Contract at the sole cost and expense of Buyer (i.e., Buyer shall promptly, but in no event later than thirty (30) days following receipt of a reasonably detailed invoice from Seller, reimburse Seller for any out-of-pocket costs and expenses or payments of obligations made by Seller under such Backstop Shared Contract (which invoices shall be delivered by Seller to Buyer on a monthly basis and shall aggregate all out-of-pocket costs and expenses and payment of obligations made by Seller under all Backstop Shared Contracts during such month, together with reasonable supporting documentation)), and Buyer shall indemnify and hold the Seller Indemnitees harmless from and against any and all Liabilities based upon, arising out of or relating to the interim arrangements contemplated by this clause (i) with respect to the Backstop Shared Contracts, except to the extent any such Liability arises out of the gross negligence or willful misconduct of Seller, (ii) Buyer and Seller shall hold in trust for the benefit of the other Party, and shall promptly forward to the other Party, any monies or other benefits received pursuant to such Backstop Shared Contract relating to the respective businesses of the other Party (or its respective Affiliates) and (iii) Buyer and Seller shall use commercially reasonable efforts to institute alternative arrangements intended to put the Parties in a substantially similar economic position as if such Backstop Shared Contract were separated into Replacement Contracts in accordance with this Section 5.05; provided that, notwithstanding the foregoing provisions of this paragraph, for a period of one hundred eighty (180) days following the Closing, (x) Seller and its Affiliates shall renew each Shared Contract upon the expiration or termination thereof if Buyer has not entered into a Replacement Contract in respect of such Shared Contract, unless Buyer confirms to Seller in writing that Buyer does not need to receive the benefit of such Shared Contract, and (y) to the extent any such Shared Contract contains an “evergreen” provision that automatically renews such Shared Contract unless terminated or cancelled by Seller or its Affiliates, Seller and its Affiliates shall not terminate or cancel such Shared Contract if Buyer has not entered into a Replacement Contract in respect of such Shared Contract, unless Buyer confirms to Seller in writing that Buyer does not need to receive the benefit of such Shared Contract. For a period of one hundred eighty (180) days following the Closing, Buyer and Seller shall reasonably cooperate to replace any Backstop Shared Contracts to the extent such Backstop Shared Contracts are not separated or transitioned hereunder and, for the avoidance of doubt, Seller shall be under no obligation hereunder (x) to deliver to Buyer the same pricing metrics in any Shared Contract in connection with obtaining any Replacement Contract in respect thereof or providing an alternative arrangement with respect to a Backstop Shared Contract or (y) after the Closing Date to separate or transition, or provide Buyer with any rights or benefits under, any Shared Contract. With respect to Liabilities pursuant to, under or relating to a given Backstop Shared Contract, such Liabilities shall, unless otherwise allocated pursuant to this Agreement or a Replacement Contract, be allocated from time to time between Seller and the Retained Subsidiaries, on the one hand, and Buyer, on the other hand, as the case may be, based on the relative proportions of total benefits received (to the extent the Liabilities relate to a specific period, over such period, and otherwise over the term of the applicable Backstop Shared Contract, measured up to the date of the allocation, without duplication) by Seller and the Retained Subsidiaries, on the one hand, or Buyer, on the other hand, under the relevant Backstop Shared Contract. Notwithstanding the foregoing, each Party shall be solely responsible for any and all Liabilities to the extent arising out of or relating to such Party’s (or its Subsidiaries’) breach of any such Backstop Shared Contract. It is acknowledged that for the purposes of this Section 5.05 changes in volume metrics, as well as changes to reflect the needs of the applicable Party, shall not be considered when determining whether contract rights and obligations are “substantially similar.”

Section 5.06 Third Party Approvals.

(a) Except with respect to Regulatory Approvals (which are addressed in Section 5.03), Permits (which are addressed in Section 5.04), and the Shared Contracts (which are addressed in Section 5.05), and the Business Real Property (which is addressed in Section 5.24), subject to the terms and conditions of this Agreement, Seller and Buyer shall, and shall cause their respective controlled Affiliates to, use commercially reasonable efforts to obtain the consents, waivers, approvals, orders and authorizations necessary to transfer and assign the Non-Assignable Assets (including the Assumed Contracts) (the “Third Party Approvals”) prior to the Closing. To the extent that any Third Party Approval has not been obtained prior to Closing, for up to one hundred eighty (180) days following the Closing, Buyer and Seller shall use their commercially reasonable efforts, at either Party’s request, to endeavor to obtain such Third Party Approvals. Buyer and Seller shall each bear one half (1/2) of the costs and expenses of obtaining any such Third Party Approvals; provided, however, that neither Party shall be required to incur any further Liabilities or provide any financial accommodation in connection therewith;

provided, further, that Buyer shall be responsible for all ongoing (i.e., going forward, including payments due at the time of obtaining any Third Party Approval intended to cover Buyer’s and its Subsidiaries’ going forward costs) costs or fees required to be paid under a Non-Assignable Asset.

(b) In addition, with respect to any Non-Assignable Asset, to the extent permitted by Law and the terms of the Non-Assignable Asset, in the event any Third Party Approval has not been obtained by Closing, at Buyer’s request, Seller or a Retained Subsidiary shall hold in trust for Buyer the relevant Non-Assignable Asset until such time as the Third Party Approval is obtained, but in no event longer than one hundred eighty (180) days following the Closing. During such time period, Seller or a Retained Subsidiary shall comply with all applicable covenants and obligations under the Non-Assignable Assets, including the payment of any costs or expenses in connection therewith, which shall be performed by Seller or a Retained Subsidiary for Buyer’s account and Buyer shall promptly (but in no event later than thirty (30) days following receipt of a reasonably detailed invoice from Seller (which invoices shall be delivered by Seller to Buyer on a monthly basis and shall aggregate all such costs or expenses, together with reasonable supporting documentation)) reimburse Seller for any out-of-pocket costs, expenses or payments made by Seller in respect of such Non-Assignable Asset. For the period not to exceed one hundred eighty (180) days after the Closing Date, to the extent permitted by Law and the terms of the Non-Assignable Asset, Buyer shall be entitled to receive all of the benefits of Seller under the Non-Assignable Asset. Buyer agrees to indemnify and hold the Seller Indemnitees harmless from and against any and all Liabilities based upon, arising out of or relating to the performance of, or failure to perform, any obligations under the Non-Assignable Assets that are for the benefit of Buyer as described in this Section 5.06, except to the extent such Liabilities arise out of the gross negligence or willful misconduct of Seller. Notwithstanding the foregoing provisions of this paragraph, following the Closing Date, Seller and its Affiliates shall renew any Non-Assignable Asset upon the expiration or termination thereof unless, during the period between the Closing Date and one hundred eighty (180) days thereafter, Buyer has a replacement arrangement therefor (which shall be determined in Buyer’s sole discretion and communicated to Seller in writing) or Buyer confirms to Seller in writing that Buyer does not need to receive the benefit of such Non-Assignable Asset. In addition, to the extent that any Non-Assignable Asset contains an “evergreen” provision that automatically renews such Non-Assignable Asset unless terminated or cancelled by either party thereto, Seller and its Affiliates shall not terminate or cancel such Non-Assignable Asset unless Buyer has a replacement arrangement therefor (which shall be determined in Buyer’s sole discretion and communicated to Seller in writing), or, during the period between the Closing Date and one hundred eighty (180) days thereafter, Buyer confirms to Seller in writing that Buyer does not need to receive the benefit of such Non-Assignable Asset.

Section 5.07 Post-Closing Asset Transfers. In the event that at any time or from time to time after the Closing Date, Seller or any of its Retained Subsidiaries receives or otherwise possesses any Purchased Asset or other property or asset that should belong to Buyer pursuant to this Agreement, Seller shall promptly transfer, or cause to be transferred, such asset to Buyer, for no additional consideration. Prior to any such transfer, Seller shall hold such property or asset in trust for the benefit of Buyer. In the event that at any time or from time to time after the Closing Date, Buyer or its Affiliates receives or otherwise possess any Excluded Asset or other property or asset that should belong to Seller or any of the Retained Subsidiaries pursuant to this Agreement, Buyer shall promptly transfer, or cause to be transferred, such property or asset to Seller or the appropriate Retained Subsidiary, for no additional consideration.

Section 5.08 Reserved.

Section 5.09 Business Guarantees. The Parties covenant to comply with their respective obligations identified on Schedule 5.09.

Section 5.10 Notices. Prior to the Closing Date, Buyer shall give Seller, and Seller shall give Buyer, prompt written notice of (i) any known development that would reasonably be expected to result in a failure of a condition set forth in ARTICLE VIII, and (ii) any material Action threatened against such Party related to the transactions contemplated hereby. No delivery of any notice under this Section 5.10 shall be deemed to cure any breach or affect any remedies available to a Party hereunder.

Section 5.11 Intellectual Property. Prior to the Closing, Seller and its Subsidiaries shall use commercially reasonable efforts to file with the appropriate Governmental Authority in the United States and each other country in which Seller and its Subsidiaries own or purport to own Trademarks included in the Business Intellectual Property and IPCo Intellectual Property, documents that would be sufficient to establish, once such documents are duly and timely recorded by the appropriate Governmental Authority, that such Seller or Subsidiary is the recorded owner of each Trademark.

Section 5.12 Insurance.

(a) Seller shall, and shall cause its Subsidiaries to, continue to carry their respective insurance policies with respect to the Business prior to the Closing. From and after the Closing Date, the Business shall cease to be insured by Seller’s or its Affiliates’ insurance policies or by any of their self-insured programs. Seller or its Affiliates may, to be effective at the Closing, amend any insurance policies in the manner they deem appropriate to give effect to this Section 5.12(a). From and after the Closing, Buyer shall be responsible for securing all insurance it considers appropriate for its operation of the Business and for promptly providing evidence thereof, as may be required, to third parties under any Contract or Lease.

(b) After the Closing, Buyer shall have the right to assert claims arising from or relating to facts, circumstances, events or matters that occurred prior to the Closing and that constitute the Assumed Liabilities under any applicable insurance policies of Seller or its

Affiliates in effect on or prior to the Closing Date relating to the Business, to the extent permitted under such insurance policies and subject to the applicable deductibles, up to the full available limits of such policies. Seller hereby authorizes Buyer to report such claims directly to the provider of such insurance policies; provided that Buyer shall report such claims simultaneously to Seller. At Buyer’s request and expense, and subject at all times to Buyer’s direction and control, Seller and its Affiliates shall participate and assist in Buyer’s efforts to pursue insurance coverage through litigation or other action against an insurer. Seller and its Affiliates shall be entitled to copies of all documents and correspondence related to such claims and to discuss the status of such claims with the provider of the applicable insurance policies. Buyer shall be entitled to settle or compromise any claim for which it is seeking insurance coverage in excess of the deductible under such insurance policies, provided that Buyer shall be solely responsible for any Liabilities incurred in connection therewith; provided, further, that Buyer’s responsibility for such Liabilities shall not limit Buyer’s ability to recover against the insurance policies of Seller pursuant to this Section 5.12(b). Seller and its Affiliates shall have no Liability to Buyer and its Affiliates whatsoever (except for a breach of this Section 5.12 and subject to the limitations set forth in ARTICLE IX) as a result of the insurance policies and practices of Seller and its Affiliates as in effect at any time, including as a result of the level or scope of any such insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy, or the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim or otherwise.

Section 5.13 Legal Proceedings; Production of Witnesses; Privileged Matters.

(a) From and after the Closing Date, (i) except to the extent that Buyer is seeking indemnification, in which case the provisions of ARTICLE IX shall govern, Buyer shall have exclusive authority and control over the investigation, prosecution, defense, and appeal of all Actions to the extent covering or relating to the Purchased Assets and the Assumed Liabilities, and, subject to Section 5.12(b), may settle or compromise, or consent to the entry of any judgment with respect to any such Action, and (ii) Seller shall have exclusive authority and control over the investigation, prosecution, defense, and appeal of all Actions referred to in Section 2.05(k) and all other Actions to the extent covering or relating to the Excluded Assets and the Excluded Liabilities, and may settle or compromise, or consent to the entry of any judgment with respect to any such Action without the consent of Buyer; provided that, to the extent any Action retained by Seller relates to or arises out of, in whole or in part, the Business, Seller shall not settle or compromise, or consent to any judgment in respect of, such Action without Buyer’s consent (such consent not to be unreasonably withheld, conditioned, or delayed), unless in connection therewith Seller obtains a complete and unconditional general release by the third party asserting the claim against or relating to the Business and Buyer and its Affiliates affected by the claim, and such settlement or judgment does not contain any admission by, or sanction or restriction upon the conduct or operation of the Business or Buyer and its Affiliates (including any settlement or judgment that includes injunctive or other equitable relief (including involving or relating to a change in business practices)). Without limiting the foregoing, if any Action involves both any Assumed Liability and/or any Purchased Asset, on the one hand, and any Excluded Asset and/or any Excluded Liability, on the other, then, the Parties and their respective applicable Subsidiaries shall cooperate in good faith in the investigation, prosecution, defense, and appeal of such Action. Furthermore, Seller (or its applicable Affiliate) and Buyer (or its applicable Affiliate) shall enter into a written joint defense agreement in a form reasonably acceptable to such parties with respect to any Action, including Actions listed on Schedule 2.05(k), as Buyer or Seller may reasonably request.

(b) From and after the Closing, Seller, on the one hand, and Buyer, on the other hand, shall use commercially reasonable efforts to cooperate with each other and their respective counsel, including by making available to each other, upon reasonable written request, their (and their Subsidiaries’) respective officers, directors, employees, and agents for fact finding, consultation, and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any Actions in which the requesting Party may from time to time be involved relating to the conduct of the Business or the Retained Businesses, prior to or after the Closing. Access to such Persons shall be granted during normal business hours at a location and in a manner that will not unreasonably interfere with the conduct of the Business and the Retained Businesses, as applicable. Seller and Buyer agree to reimburse each other for reasonable out-of-pocket expenses, but excluding officers’ or employees’ salaries, incurred by the other Party in connection with providing individuals and witnesses pursuant to this Section 5.13.

(c) Notwithstanding the foregoing, the provisions of ARTICLE VI shall govern with respect to Tax-related matters to the extent any provision in ARTICLE VI is in conflict with Section 5.13(a) or Section 5.13(b). For the avoidance of doubt, neither Party shall have an obligation to cooperate, make available personnel or disclose any documents or other information pursuant to Section 5.13(a) or Section 5.13(b), Section 9.03 or ARTICLE VI, if Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties in any Action and such assistance, testimony, documents or other information is reasonably pertinent thereto; provided, further, that this shall not limit in any respect any rights a Party may have with respect to discovery or the production of documents or other information in connection with any such Action.

(d) The Parties agree that their respective rights and obligations to maintain, preserve, assert, or waive any attorney-client and work product privileges belonging to either Party with respect to the Business and the Retained Businesses (collectively, “Privileges”), shall be governed by the provisions of this Section 5.13(d) and Section 2.03(q). With respect to matters relating to the Retained Businesses, the Excluded Assets or the Excluded Liabilities, in each case regardless of whether such matters also relate to the Business, the Purchased Assets, or the Assumed Liabilities, and with respect to all business records, documents, communications, or other information (collectively, “Information”) of Seller or any Affiliate prepared in connection with this Agreement or the transactions contemplated hereby, Seller shall have sole authority to determine whether to assert or waive any Privileges, including the right to assert any Privilege against Buyer and its Affiliates. Buyer and its Affiliates shall take no action without the prior written consent of Seller that would reasonably be expected to result in any waiver of any such Privileges of Seller (other than an action relating to a dispute between the Parties or any of their Affiliates in connection with this Agreement or the transactions contemplated hereby). After the Closing, Buyer shall have sole authority to determine whether to assert or waive any Privileges with respect to matters relating to the Business (except for the Excluded Liabilities, Information prepared in connection with this Agreement, the Transaction Documents or the transactions contemplated hereby and thereby, or matters that relate to the Retained Businesses, the Excluded Assets, or the Excluded Liabilities). However, Buyer may not assert any such Privileges of Buyer related to pre-Closing advice or communications relating to the Business against Seller and its Affiliates; provided, however, that, to the extent any waiver (or failure to assert such Privilege) would reasonably be expected to result in such Privilege being waived in connection with any claim by a third party in connection with the Purchased Assets or the Assumed Liabilities, Seller shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to enter into such reasonable arrangements designed to ensure that such Privilege is not otherwise waived with respect to such third party, including customary joint defense agreements or similar arrangements. Seller and its Affiliates shall take no action after the Closing without the prior written consent of Buyer that would reasonably be expected to result in any waiver of any such Privileges of Buyer. The rights and obligations created by this Section 5.13(d) shall apply to all Information as to which Seller or its Affiliates would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby (the “Privileged Information”). Upon receipt by Seller or its Affiliates, or Buyer and its Affiliates, as the case may be, of any subpoena, discovery or other request from any third party that actually or arguably calls for the production or disclosure of Privileged Information of the other or if Seller or its Affiliates or Buyer or its Affiliates, as the case may be, obtains knowledge that any current or former employee of Seller or its Affiliates or Buyer or its Affiliates, has received any subpoena, discovery or other request from any third party that actually or arguably calls for the production or disclosure of Privileged Information of the other Party, such Party shall promptly notify the other of the existence of the request and shall provide the other a reasonable opportunity to review the Information and to assert any rights it may have under this Section 5.13(d) or otherwise to prevent the production or disclosure of Privileged Information. Seller’s transfer of any Business Records or other Information to Buyer in accordance with this Agreement and Seller’s agreement to permit Buyer to obtain Information existing prior to the Closing are made in reliance on the Parties’ respective agreements, as set forth in this Section 5.13(d), to maintain the confidentiality of such Information and to take the steps provided herein for the preservation of all Privileges that may belong to or be asserted by Seller or Buyer, as the case may be. The access to Business Records and other Information being granted pursuant to Section 5.02, Section 5.13, Section 5.14, and Section 9.03 and ARTICLE VI, the agreement to provide witnesses and individuals pursuant to this Section 5.13 and the disclosure to Buyer and Seller of Privileged Information relating to the Business or the Retained Businesses pursuant to this Agreement in connection with the transactions contemplated hereby shall not be asserted by Seller or Buyer to constitute, or otherwise be deemed, a waiver of any Privilege that has been or may be asserted under this Section 5.13(d) or otherwise.

Section 5.14 Books and Records; Post-Closing Access.

(a) As soon as practicable after the Closing Date and in no event later than sixty (60) days after Closing, as permitted by Law, Seller shall use its commercially reasonable efforts to deliver or cause to be delivered to Buyer all Business Records then in the possession of Seller or any Retained Subsidiary. The foregoing shall be limited by the following specific provisions:

(i) To the extent any document (other than that stored on electronic media) can be subdivided without unreasonable effort and at no or nominal cost into two portions, one of which constitutes a Business Record and the other of which does not, such document (other than that stored on electronic media) shall be so subdivided, and the original or copy of the portion of such document (other than that stored on electronic media) which constitutes a Business Record shall be provided to Buyer;

(ii) To the extent that any files or documents constituting Business Records are mixed together with any documents or files that are not Business Records in a way that prevents their separation without unreasonable effort and at no or nominal cost into two portions, Seller shall not be required to perform such separation unless specifically requested by Buyer and then at Buyer’s sole cost and expense; provided, that Seller shall, promptly upon determining that such separation would involve unreasonable effort or cost, advise Buyer of the same and afford Buyer the opportunity to determine whether Buyer wishes to request that Seller perform such separation in accordance with this clause (ii);

(iii) Seller shall not be required to deliver to Buyer books and records or portions thereof (i) if such delivery would violate any applicable Law or (ii) which are subject to confidentiality agreements which would by their terms prohibit such delivery; provided, however, if requested by Buyer, Seller shall use its commercially reasonable efforts to seek a waiver of such confidentiality restriction; provided, further, that Seller shall, promptly upon determining that such delivery would violate applicable Law or any confidentiality agreement, advise Buyer of the same and afford Buyer the opportunity to determine whether Buyer wishes to request that Seller seek a waiver of such confidentiality restriction in accordance with this clause (iii);

(iv) Seller may refuse to furnish any Information if it believes in good faith that doing so presents, based on an advice of outside counsel, a significant risk of loss of the ability to successfully assert a claim of legal privilege or work-product privilege; provided that the Parties shall cooperate in seeking to find a way to allow disclosure of such information without resulting in a loss of the ability to successfully assert a claim of privilege; and

(v) Seller may redact any Information covered by this Section 5.14 as and to the extent such Information relates to the Retained Businesses, the Excluded Assets or the Excluded Liabilities.

(b) Buyer agrees to hold at least one copy of all Business Records (including all Forms I-9) that constitute Purchased Assets and not to destroy or dispose of such copy for a period of six (6) years from the Closing Date or such longer time as may be required by Law (provided that Buyer shall not be required to retain Forms I-9 for longer than the periods required by Law), and if thereafter Buyer proposes to destroy or dispose of such copy, Buyer shall offer first in writing at least ninety (90) days prior to such proposed destruction or disposition to surrender all or any portion of such Business Records to Seller upon Seller’s request.

(c) From and after the Closing, except as prohibited by applicable Law, Buyer shall, and shall cause its Affiliates to (i) give Seller and its Representatives reasonable access during normal business hours and on reasonable advance written notice to the offices, properties and Business Records of Buyer and its Affiliates relating to the Business on or before the Closing Date, (ii) furnish to Seller and its Representatives such financial and operating data and other information relating to the Business on or before the Closing Date, and (iii) cause the employees, counsel and financial advisors of Buyer and its Affiliates to reasonably cooperate with Seller and its Representatives, in each case, to the extent reasonably requested by Seller in connection with accounting, Tax and other similar needs. From and after the Closing, except as prohibited by applicable Law, Seller shall, and shall cause the Retained Subsidiaries, to (A) give Buyer and its Representatives reasonable access during normal business hours and on reasonable advance written notice to the offices, properties and Business Records of Seller and the Retained Subsidiaries relating to the Business on or before the Closing Date, (B) furnish to Buyer and its Representatives such financial and operating data and other information relating to the Business on or before the Closing Date, and (C) cause the employees, counsel and financial advisors of Seller and the Retained Subsidiaries to reasonably cooperate with Buyer and its Representatives, in each case, to the extent reasonably requested by Buyer in connection with accounting, Tax and other similar needs (including in connection with Buyer’s preparation of audited financial statements of the Business for the 2017 fiscal year). Any such access shall be granted in a manner as not to interfere unreasonably with the conduct of the business of the Party granting such access. Notwithstanding the foregoing, either Party may withhold such access, as and to the extent necessary to avoid contravention or waiver, to any document or information the disclosure of which could reasonably be expected to violate any Contract or any Law or would result in the waiver of any legal privilege or work-product privilege; provided that to the extent practicable and in accordance with such Contract or Law, and in a manner that does not result in the waiver of any such privilege, such Party shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which these restrictions apply; provided, further, that nothing in this Section 5.14(c) shall limit in any respect any rights any Party may have with respect to discovery or the production of documents or other information in connection with any litigation.

(d) Notwithstanding the foregoing, the provisions of ARTICLE VI shall govern with respect to Tax-related matters to the extent any provision in ARTICLE VI is in conflict with this Section 5.14.

Section 5.15 Confidentiality.

(a) After the Closing, Seller shall not, and shall cause its Representatives and Retained Subsidiaries not to, directly or indirectly, for a period of the longer of (a) three (3) years after the Closing Date and (b) until such information no longer constitutes a trade secret under applicable Law, without the prior written consent of Buyer, disclose to any third party (other than each other and their respective Representatives) any confidential information included in the Purchased Assets; provided that the foregoing restriction shall not (a) apply to any information that (i) is or becomes generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.15(a)), (ii) is or becomes generally available to Seller from a source other than Buyer or its Affiliates or Representatives, provided that such source is not known by Seller to be bound by a duty of confidentiality with Buyer or its Affiliates, or (iii) Seller can establish was independently developed by Seller or any of its Affiliates (other than by the Business prior to the Closing), without use of any confidential information included in the Purchased Assets, or (b) prohibit any disclosure (i) required by Law or the rules and regulations of any applicable national securities exchange so long as, to the extent legally permissible, Seller provides Buyer with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure or (ii) necessary to be made in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated thereby.

(b) After the Closing, Buyer shall not, and shall cause its Representatives and Affiliates not to, directly or indirectly, for a period of the longer of (a) three (3) years after the Closing Date and (b) until such information no longer constitutes a trade secret under applicable Law, without the prior written consent of Seller, disclose to any third party (other than each other and their respective Representatives) any confidential information with respect to the Retained Businesses or included in the Excluded Assets; provided that the foregoing restriction shall not (a) apply to any information that (i) is or becomes generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.15(b) or any other confidentiality obligations owed to Seller), (ii) is or becomes generally available to Buyer from a source other than Seller or its Affiliates or Representatives, provided that such source is not known by Buyer to be bound by a duty of confidentiality with Seller or its Affiliates, or (iii) Buyer can establish was independently developed by Buyer or any of its Affiliates (other than by the Business prior to the Closing), without use of any confidential information with respect to the Retained Businesses or included in the Excluded Assets, or (b) prohibit any disclosure (i) required by Law or the rules and regulations of any applicable national securities exchange so long as, to the extent legally permissible, Buyer provides Seller with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure or (ii) necessary to be made in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated thereby. The Confidentiality Agreement shall remain in full force and effect and shall not be affected by the execution of this Agreement. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate. As soon as reasonably practicable after the date hereof, Seller shall deliver written notice to each Person (other than Buyer and its Affiliates and Representatives) that signed a confidentiality agreement with Seller in connection with any actual or potential proposal by such Person to acquire the Business to promptly return or destroy all confidential information delivered thereunder to the extent required by such confidentiality agreement (to the extent Seller has not already done so).

(c) Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that (a) Buyer and its Affiliates may provide general information about the subject matter of this Agreement and the Business (including its performance and improvements) in connection with Buyer’s or its Affiliates’ fund raising, marketing, informational or reporting activities, (b) either Party and its respective Affiliates and Representatives may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated hereby and all materials of any kind (including opinions and tax analysis) that are provided to such Party relating to such tax treatment and tax structure; provided, that the foregoing does not constitute authorization to disclose information identifying the non-disclosing Party (or its Representatives), any parties to transactions engaged in by Seller or the Business or (except to the extent relating to such tax structure or tax treatment) any nonpublic commercial or financial information and (c) either Party may disclose confidential information to any financial institution providing credit to such Party or any of its Affiliates or to any Governmental Authority or any rating agency with jurisdiction over such Party or any of its Affiliates or with which such Party or any of its Affiliates has regular dealings, as long as such Governmental Authority or rating agency is advised of the confidential nature of such information and such Person uses commercially reasonable efforts to seek confidential treatment of such information to the extent available. Nothing in this Section 5.15 shall be deemed to restrict Buyer’s ability to monetize its investment in the Business in compliance with applicable Laws.

Section 5.16 Public Announcements. Seller and Buyer agree that, from the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued or made by or on behalf of any Party without the prior consent of the other Party, except that (i) Seller and Buyer may make announcements as they may reasonably determine is necessary to comply with applicable Law or the rules and regulations of any national securities exchange and (ii) each of Seller and its Subsidiaries may make announcements from time to time to their respective employees, customers, suppliers and other business relations; provided that, such Party shall consult with and agree on the language of any such announcement with the other Party prior to any such announcement to the extent reasonably practicable and shall in any event promptly provide the other Party with copies of any such announcement. Notwithstanding the foregoing, Buyer and Seller shall cooperate to prepare a joint press release to be issued on or promptly (and in any event within two (2) Business Days) after the date of this Agreement and a joint press release to be issued on the Closing Date.

Section 5.17 Non-solicit.

(a) From the date hereof through a period of two (2) years following the Closing Date, Seller shall not, and shall not permit any of its controlled Affiliates, directly or indirectly, to solicit (or cause to be directly or indirectly solicited) or hire any Business Employee who becomes a Transferred Employee; provided that the foregoing restriction shall not apply to (i) Transferred Employees who are involuntarily terminated by Buyer, (ii) generalized searches by use of advertising or recruiting efforts (including the use of search firms) which are not specifically targeted at such Transferred Employees or hiring that results therefrom or (iii) hourly employees.

(b) For a period of two (2) years following the Closing Date, Buyer shall not, and shall not permit any of its controlled Affiliates, directly or indirectly, to solicit (or cause to be directly or indirectly solicited) or hire any employee of Seller or its Retained Subsidiaries as of immediately prior to the Closing (other than the Business Employees); provided that the foregoing restriction shall not apply to (i) any such employees who are involuntarily terminated by Seller or its Retained Subsidiaries, (ii) generalized searches by use of advertising or recruiting efforts (including the use of search firms) which are not specifically targeted at such employees or hiring that results therefrom, (iii) hourly employees or (iv) the individuals set forth on Schedule 5.17(b).

Section 5.18 Go-Shop; No Solicitation.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern time) on the 35th calendar day after the date of this Agreement (the “Go-Shop Period”), Seller and its Subsidiaries and their respective Representatives shall have the right, directly or indirectly, to: (i) initiate, solicit, facilitate and encourage (publicly or otherwise) any inquiry or the making of any proposals or offers that could constitute Acquisition Proposals, including by way of providing access to non-public information to any Person and its Representatives, its Affiliates and its prospective equity and debt financing sources pursuant to (but only pursuant to) a confidentiality agreement that contains terms limiting the use and disclosure of non-public information and imposing standstill obligations that, in each case, are not less favorable in the aggregate to Seller than those contained in the Confidentiality Agreement and that complies with the last sentence of this clause (a) (it being understood that such confidentiality agreement need not prohibit the making or amendment of an Acquisition Proposal privately, and that Seller may waive any such terms in any existing confidentiality agreements) (an “Acceptable Confidentiality Agreement”); provided that (A) Seller shall make available to Buyer (through an electronic data site or otherwise) concurrently with providing such information to any such Person(s), any non-public information concerning the Business that Seller provides to any Person given such access that was not previously made available to Buyer, (B) shall promptly disclose to Buyer the name of any such Person(s) entering into an Acceptable Confidentiality Agreement, and (C) shall promptly disclose to Buyer the name of any Person who has previously entered into a confidentiality agreement with Seller and who, after the date of this Agreement, requests information or otherwise engages with Seller in any manner related to the making of any proposals or offers that could constitute Acquisition Proposals, and (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Person or Group and their Representatives and their prospective equity and debt financing sources with respect to any Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals. Seller agrees that it and its Subsidiaries will not enter into any confidentiality agreement or other agreement with any Person subsequent to the date hereof which prohibits Seller from providing any information to Buyer in accordance with this Section 5.18.

(b) Seller and its Subsidiaries and their respective officers and directors shall, and Seller shall cause its Representatives to, (i) at 12:00 midnight (Eastern time) on the 36th calendar day after the date of this Agreement (the “Go-Shop Period End Date”) immediately cease and terminate any solicitation, encouragement (including by way of providing access to non-public information or the businesses, properties, assets or personnel of Seller or any of its Subsidiaries, in each case, concerning the Business, to any Person and its Representatives, its Affiliates and its prospective equity and debt financing sources), discussions or negotiations (or any other actions permitted by Section 5.18(a)) with any Persons that may be ongoing with respect to any Acquisition Proposal, and as promptly as practicable thereafter deliver a written notice to each such Person to the effect that Seller is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, effective immediately, which notice shall also request such Person to return or destroy promptly all confidential information concerning Seller and its Subsidiaries, and Seller shall take all reasonably necessary actions to secure its rights and ensure the performance of any such Person’s obligations under any applicable Acceptable Confidentiality Agreement (including enforcement of any applicable standstill provision), and (ii) from the Go-Shop Period End Date until the earlier of the termination of this Agreement in accordance with ARTICLE X or the consummation of the transactions contemplated hereby, not directly or indirectly (A) initiate, solicit or knowingly encourage (publicly or otherwise) (including by way of providing access to non-public information or the properties, assets or personnel of the Business to any Person and its Representatives and its Affiliates) any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to an Acquisition Proposal, (B) engage or enter into, continue or otherwise participate in any discussions or negotiations with respect to, or provide any non-public information or data concerning, the Business to any Person relating to, or that would reasonably be expected to lead to, any Acquisition Proposal, (C) grant to any Person any waiver, amendment or release under any standstill or confidentiality agreement or any Anti-Takeover Statute or (D) otherwise knowingly facilitate any such inquiries, proposals, discussion or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. A breach by any Representative of Seller or any of its Subsidiaries, acting by or on behalf of Seller, of this Section 5.18 shall constitute a breach by Seller of this Section 5.18.

(c) For purposes of this Agreement:

(i) “Acquisition Proposal” means: any bona fide inquiry, proposal or offer (whether or not in writing) from any Person or Group other than Buyer or any of its Affiliates for, the acquisition, in one transaction or a series of related transactions, directly or indirectly, of the Business, including the purchase of substantially identical assets and the assumption of substantially identical liabilities, in each case related to the acquisition of the Business as contemplated hereby; provided, however, that any inquiry, proposal or offer relating to the direct or indirect acquisition, whether by sale of equity securities, sale of assets, merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or otherwise, relating to any Retained Business, in whole or in part, or relating to a smaller portion of the Business than is contemplated hereby or only all or a portion of the Owned Real Property (including sale-leasebacks or similar financing transactions), shall not comprise an Acquisition Proposal hereunder.

(ii) “Superior Proposal” means a bona fide written Acquisition Proposal that did not result from a material breach of this Section 5.18 and that Seller’s Board of Directors has determined in its good faith judgment, after consultation with outside legal counsel and its financial advisor, is (i) reasonably likely to be, and reasonably capable of being, consummated in accordance with its terms, and, (ii) if consummated, would be more favorable to Seller than the transactions contemplated by this Agreement, taken as a whole (including changes to the terms and conditions of this Agreement proposed in response to such Acquisition Proposal or otherwise by Buyer that, if accepted by Seller, would be binding upon Buyer), taking into account (a) all financial considerations (including financing terms and conditionality related thereto), (b) the identity of the Person making such Acquisition Proposal, (c) the anticipated timing, conditions and prospects for completion of such Acquisition Proposal, (d) the other terms and conditions of such Acquisition Proposal and the implications thereof on Seller, including all relevant legal, regulatory and financial aspects of such Acquisition Proposal, and the Person making the proposal and (e) any other aspects of such Acquisition Proposal deemed relevant by Seller’s Board of Directors.

(d) Except as set forth in this Section 5.18(d), Seller’s Board of Directors shall not approve or recommend, or resolve or publicly propose to approve or recommend, or cause or permit Seller or any of its Subsidiaries to enter into, any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or similar definitive agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.18(a)) (an “Alternative Acquisition Agreement”). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to 11:59 p.m. (Eastern time) on the 35th calendar day after the date of this Agreement, so long as none of Seller, its Subsidiaries or their Representatives has breached in any material respect this Section 5.18, and the Seller and its Subsidiaries have complied in all material respects with their obligations under Section 5.18(f), Seller’s Board of Directors may, if Seller’s Board of Directors determines in good faith (after consultation with its financial advisor and outside counsel) that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, subject to prior or concurrent payment of the Termination Fee and Buyer Expenses, terminate this Agreement under Section 10.01 if Seller’s Board of Directors determines in good faith (after consultation with its financial advisor and outside counsel) that the Acquisition Proposal that is the subject of the Alternative Acquisition Agreement is a Superior Proposal; provided, however, that the 35-day period set forth in this Section 5.18(d) shall automatically extend to the date that any Notice Period with respect to a Superior Proposal expires in accordance with Section 5.18(f) solely to the extent that such Notice Period began at or prior to 11:59 p.m. (Eastern time) on the 35th calendar day after the date of this Agreement; provided, further, for the avoidance of doubt, the 35-day period set forth in this Section 5.18(d) may not be extended past 11:59 p.m. (Eastern time) on the 39th calendar day after the date of this Agreement unless any amendments to the terms and conditions of this Agreement proposed by Buyer pursuant to Section 5.18(f) are received by Seller after 5:00 p.m. (Eastern time) on such 39th day, in which case the period set forth in this Section 5.18(d) shall extend to 11:59 p.m. (Eastern time) on the next calendar day.

(e) Nothing contained in this Section 5.18 shall be deemed to prohibit Seller or Seller’s Board of Directors from complying with its disclosure obligations under United States federal or state Law with regard to an Acquisition Proposal; provided, that this Section 5.18(e) shall not permit Seller’s Board of Directors to take any other actions contemplated by this Section 5.18, except, in each case, to the extent expressly permitted by, and subject to the terms and conditions of, this Section 5.18.

(f) Seller shall not be entitled to terminate this Agreement under Section 10.01 unless (i) Seller has provided a written notice to Buyer at least four (4) calendar days in advance (the “Notice Period”), which notice in the case of a Superior Proposal (a “Notice of Superior Proposal”) shall specify that Seller intends to take such action and include copies of all relevant documents relating to such Superior Proposal (including copies of the then-current form of acquisition agreement, together with copies of any commitment letters or similar material documents with respect to any financing for such Superior Proposal), or if either the Superior Proposal or financing terms were not made in writing, a description of the material terms and conditions of the Superior Proposal or financing, as applicable, that is the basis of such action (including the identity of the Person making such proposal); (ii) if requested by Buyer, Seller shall, and shall cause its financial advisor and outside counsel to, during the Notice Period, negotiate with Buyer and its Representatives in good faith to make amendments to the terms and conditions of this Agreement; (iii) following the end of the Notice Period, Seller’s Board of Directors shall have determined in good faith (after consultation with its financial advisor and outside counsel), taking into account any written and complete amendments to the terms and conditions of this Agreement proposed by Buyer that, if accepted by Seller, would be binding upon Seller in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. In the event of any material revisions to such Superior Proposal, Seller shall be required to deliver a new written notice to Buyer and to comply with the requirements of this Section 5.18(f) with respect to such new written notice.

Section 5.19 Financing.

(a) Buyer shall use its reasonable best efforts to (x) take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to arrange the Financing as promptly as practicable following the date of this Agreement and (y) consummate the Financing on the Closing Date, including using its reasonable best efforts to (i) cause the Financing to be consummated upon satisfaction of the Financing Conditions contained in the Equity Commitment Letter, and (ii) satisfy on or prior to the Closing Date all Financing Conditions that are within Buyer’s control. Buyer shall not agree to any amendments or modifications to, or grant any waivers of, any condition (including any of the Financing Conditions) or other provision or remedy under the Equity Commitment Letter without the prior written consent of Seller (which may be granted or withheld in Seller’s sole discretion), to the extent such amendments, modifications or waivers would (i) reduce the aggregate amount of aggregate cash proceeds available from the Financing, or (ii) impose new or additional conditions precedent or otherwise expand, amend or modify any of the Financing Conditions or other terms therein in a manner adverse to Buyer or Seller, including any expansion, waiver, amendment or modification that would be reasonably likely to (A) prevent or delay or impair the ability of Buyer to consummate the transactions contemplated by this Agreement or the other Transaction Documents, (B) adversely impact the ability of Seller or Buyer to enforce its rights or remedies against the Equity Investors or (C) make the timely funding of the Financing or satisfaction of the Financing Conditions any less likely to occur. Buyer shall promptly (and in any event within one (1) Business Day) notify Seller of (i) any amendment, waiver or modification, or agreement to do any of the foregoing, of any term of the Equity Commitment Letter, (ii) the expiration or termination (or attempted or purported termination, whether or not valid) of the Equity Commitment Letter, or (iii) any refusal by any of the Equity Investors to provide, any stated intent by any of the Equity Investors to refuse to provide, or any expression of concern or reservation by any of the Equity Investors regarding its obligation and/or ability to provide, the full financing contemplated by the Equity Commitment Letter.

(b) Seller and its Subsidiaries shall, and shall use commercially reasonable efforts to cause its Affiliates and Representatives to, provide such cooperation as is reasonably requested by Buyer, at Buyer’s sole cost and expense, in connection with the Financing and any debt financing intended to be incurred by Buyer in connection with the consummation of the transactions contemplated by this Agreement (such debt financing, the “Debt Financing”); provided that Seller and its Affiliates shall in no event be required to provide such assistance that shall unreasonably interfere with their respective business operations; and provided, further, that the obligation of Seller and its Subsidiaries pursuant to this Section 5.19(b) shall terminate and be of no further effect as of the date that is twelve (12) months following the Closing Date. Such assistance shall include the following, each of which shall be at Buyer’s request with reasonably practicable prior notice:

(i) furnishing Buyer and its prospective financing sources as promptly as practicable with such customary financial and other information concerning the Business as is customarily delivered in connection with the preparation of (x) a customary bank book, confidential information memorandum, lender presentations, business projections and similar documents for debt financings similar to the Debt Financing and (y) other marketing materials customarily used in connection with the syndication of debt financings that are reasonably requested by Buyer in order to market, syndicate and consummate the Debt Financing, and promptly provide Buyer with any supplements to such information requested by Buyer pursuant to this clause (i);

(ii) (A) participation, following reasonable notice and in reasonably convenient locations, by the senior management team of the Business in the marketing activities undertaken in connection with the marketing of the Debt Financing, including (x) assisting in the preparation of a customary bank book, confidential information memorandum, lender presentations, business projections and similar documents, (y) a reasonable number of meetings with prospective lenders or debt investors, sessions with rating agencies for the Debt Financing and due diligence sessions and otherwise assisting in marketing efforts related to the Debt Financing including, without limitation, direct contact between senior management and representatives of the Business, on the one hand, and the financing sources, potential lenders and investors for the Debt Financing, on the other hand, and (z) providing to Buyer from time to time information regarding the Business reasonably requested by the prospective financing sources and assisting with the preparation of appropriate and customary materials for rating agency presentations and offering and syndication documents (including prospectuses, private placement memoranda, lender and investor presentations, bank information memoranda and similar documents); (B) taking reasonable corporate actions, subject to and only effective upon the occurrence of the Closing, reasonably necessary to permit the consummation of the Debt Financing; (C) providing customary authorization and/or representation letters in connection with the distribution of bank information memoranda to prospective lenders and identifying any portion of the information therein that constitutes material nonpublic information regarding the Business, Seller or its Subsidiaries; (D) assisting with the preparation and negotiation of, and facilitating the execution and delivery by the appropriate officers of the Business, loan agreements, pledge and security documents (including control agreements, surveys, title insurance, landlord consent and access letters as are reasonably requested by Buyer) and other definitive documents and/or certificates required to consummate the Debt Financing; (E) having a senior financial officer of the Business execute and deliver to the Buyer’s financing sources a customary solvency certificate; (F) cooperating in the replacement or backstop of any outstanding letters of credit issued for the account of the Business or any joint venture thereof; (G) furnishing Buyer and its financing sources at least five Business Days prior to the Closing Date with all documentation and other information with respect to the Business required under applicable “know your customer” and anti-money laundering laws, rules and regulations, including the U.S. PATRIOT Act, to the extent requested not less than 10 days prior to the Closing Date; (H) consenting to the use of the logos of the Business so long as such use is not reasonably likely to harm or disparage the Business or Seller or any of its Affiliates or their respective reputation, goodwill, products, services, offerings or intellectual property rights; (I) obtaining customary payoff letters and related documents and instruments relating to the repayment of any exiting third party indebtedness for borrowed money to be repaid on or coincidental with Closing; and (J) supplementing the information provided by Seller pursuant to this Section 5.19(b) if such supplement is necessary to ensure that such information does not contain an untrue statement of a material fact or omit to state any material fact necessary to make such information not misleading; and

(iii) taking such actions as are reasonably requested by Buyer to facilitate the satisfaction on a timely basis of all conditions (including, with respect to the Financing, the Financing Conditions) that are within its control.

(c) Seller shall have the right to review and comment on marketing materials related to the Debt Financing prior to the dissemination of such materials to potential lenders or other counterparties to any proposed financing transaction (or filing with any Governmental Authority); provided, that Seller shall communicate in writing their comments, if any, to Buyer and its counsel within a reasonable period of time under the circumstances and consistent with the time accorded to other participants who were asked to review and comment on such materials. Notwithstanding anything in this Section 5.19 to the contrary, this Section 5.19 shall not (i) require any cooperation to the extent it would cause any condition to Closing set forth in ARTICLE VIII to fail to be satisfied or otherwise cause any breach of this Agreement (unless waived by Buyer) or (ii) require Seller or any of its Affiliates to (A) pay any commitment fee or similar fee, (B) except in the case of the execution of authorization and representation letters referred to in Section 5.19(b)(ii), incur any Liability (or cause their respective directors, officers or employees to incur any Liability) with respect to the cooperation described in this Section 5.19 prior to the Closing, (C) approve or enter into any agreement or binding commitment, (D) provide (or to have any of their respective Representatives provide) any opinions or reliance letters, in each case, with respect to or in connection with the Financing or the Debt Financing, (E) execute or deliver, or take any corporate or other action to adopt or approve, any documents, agreement, certificate or instrument with respect to the Financing, including any pledge or security documents or closing certificates (other than (x) the execution of authorization and representation letters referred to in Section 5.19(b)(ii) and (y) to the extent necessary for the valid and enforceable execution of the definitive documents for the Debt Financing, such action as is reasonably necessary to facilitate the adoption of resolutions and consents, as applicable) or (F) take any action that will conflict with or violate Seller’s or any of its Affiliates’ Organizational Documents or any Law or result in the material contravention of, or that would reasonably be expect to result in a material violation or breach of, or default any, any material Contract to which Seller or any of its Affiliates is a party; provided that the foregoing clause (E) shall not prevent any of the officers or directors of the Business who will remain officers and/or directors of the Business immediately following the Closing from executing documents, agreements, resolutions, certificates and instruments that do not become effective until the Closing.

(d) Buyer shall indemnify and hold harmless Seller and its Affiliates, and each of their respective directors, officers, employees, agents and other Representatives from and against any and all Liabilities suffered or incurred in connection with the arrangement of any debt financing or any assistance or any activities provided in connection therewith (other than historical information relating to the Business provided by Seller or its Affiliates in writing for the purpose of arranging any debt financing); provided, however, that the foregoing shall not apply in the event of Seller’s or its Affiliates’ or other Representative’s willful misconduct or gross negligence. Buyer shall promptly reimburse Seller and its Affiliates for all documented out-of-pocket third-party costs (including reasonable attorneys’ fees) incurred by Seller and its Affiliates or other Representatives in connection with such cooperation.

Section 5.20 Business Employees. One (1) day prior to the Closing Date, Seller shall provide Buyer a true, correct and complete updated version of Schedule 1.01(b), which Schedule shall be accurate as of a date no earlier than three (3) Business Days prior to the Closing Date.

Section 5.21 Further Assurances. Subject to, and not in limitation of, Section 5.03, Section 5.04, Section 5.05, Section 5.06 and Section 5.07, each of Buyer and Seller shall use its commercially reasonable efforts to (a) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (b) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

Section 5.22 Estoppel Certificates. Within two (2) Business Days after written request by Buyer, Seller shall prepare and deliver to the lessors under the Master Leases an estoppel certificate in substantially the form attached hereto as Exhibit I (collectively, the “Master Lease Estoppel Certificates”), and shall request that such lessors complete and sign the Master Lease Estoppel Certificates and return them to Seller within ten (10) days after their receipt of the same.

Section 5.23 Title Insurance. Seller shall use its commercially reasonable efforts to assist Buyer and its Representatives in obtaining (i) an ALTA owner’s title insurance policy for each Owned Real Property (the “Owner’s Policies”), (ii) an ALTA leasehold title insurance policy for each Master Lease Property (the “Leasehold Policies”), and/or (iii) an ALTA lender’s title insurance policy for each Business Real Property in connection with any debt financing intended to be incurred by Buyer (the “Lender’s Policies”), insuring Buyer’s fee simple title to each Owned Real Property, Buyer’s leasehold interest in the Master Lease Property, and Buyer’s lender’s mortgagee interest in the Business Real Property, as applicable, as of the Closing Date with extended coverage to the extent available in the jurisdiction in which the respective Business Real Property is located, subject only to Permitted Liens (collectively, the “Title Policies”), and all costs, expenses and premiums with respect to the Owner’s Policies and Leasehold Policies (and all endorsements thereto) shall be shared equally between Buyer and Seller up to a maximum of $3,000,000, after which point the incremental amount of any such costs, expenses and premiums shall be borne exclusively by Buyer; provided, however, Buyer shall be responsible for all costs, expenses and premiums with respect to the Lender’s Policies (and all endorsements thereto). Seller shall remove from title, on or prior to the Closing, any liens or encumbrances that are not Permitted Liens (including, without limitation, those set forth on Schedule 5.25) and provide the Title Company with reasonable and customary affidavits, indemnities, authority documents and other such reasonable and customary documents, on form(s) requested by the Title Company and reasonably acceptable to Seller, to issue the Title Policies subject only to Permitted Liens and without standard exceptions for parties in possession or mechanic’s liens.

Section 5.24 Lease Consents, Master Lease Properties and ROFO Sites. The Parties covenant to comply with their respective obligations identified on Schedule 5.24.

Section 5.25 Lien Releases. At or prior to the Closing, Seller shall have (i) paid off and discharged the Headquarters Debt and (ii) released, removed, endorsed over, bonded, cured or taken any similar action with respect to the Liens listed on Schedule 5.25 to the extent they affect any Business Real Property.

Section 5.26 Gift Cards. Following the Closing, and without recourse to Seller or any of its Affiliates other than with respect to Excluded Liabilities, Buyer shall manage and honor, in accordance with their terms, all gift certificates and gift cards and coupons and other promotional offers issued in connection with the Business.

ARTICLE VI

TAX MATTERS

Section 6.01 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, all sales, use, registration, stamp, recording, documentary, conveyancing, property, transfer, gains and similar Taxes, levies, charges and fees (collectively, “Transfer Taxes”) arising from the transactions contemplated by this Agreement shall be borne and paid one-half (1/2) by Buyer and one-half (1/2) by Seller when due, and the party required by applicable Law shall file all necessary Tax Returns and other documentation with respect to such Transfer Taxes.

Section 6.02 Property Taxes for Straddle Tax Periods. Except to the extent Property Taxes levied with respect to the Purchased Assets for the Straddle Tax Period (and all reasonable contingent expenses paid to consultants for appealing such Property Taxes) are Assumed Liabilities, such Property Taxes (“Non-Assumed Property Taxes”)

shall be apportioned between Buyer and Seller based on the number of days of such Straddle Tax Period included in the Pre-Closing Tax Period and the number of days of such Straddle Tax Period included in the Post-Closing Tax Period. Seller shall be liable for the proportionate amount of such Non-Assumed Property Taxes that is attributable to the Pre-Closing Tax Period and shall receive any refunds actually received that are attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such Non-Assumed Property Taxes that is attributable to the Post-Closing Tax Period and shall receive any refunds that are attributable to the Post-Closing Tax Period. Within ten (10) days after the end of each quarter following the Closing Date, each of Buyer and Seller shall present a statement to the other Party setting forth any Non-Assumed Property Tax bills for a Straddle Tax Period received by such Party during the quarter, the amount of reasonable contingent expenses (if any) incurred in appealing such Non-Assumed Property Taxes and a calculation of the amount of reimbursement to which each Party is entitled under this Section 6.02 for the quarter, taking into account payments for Non-Assumed Property Taxes made by Seller prior to Closing, together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the Party owing it to the other Party within ten (10) days after delivery of such statement. In the event that Buyer or Seller is entitled to reimbursement for an amount paid under this Section 6.02, the applicable Party shall make such reimbursement promptly but in no event later than ten (10) days after the presentation of a quarterly statement setting forth the amount of reimbursement to which the presenting Party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. To the extent either Party or an Affiliate thereof receives a refund of Non-Assumed Property Taxes for a Straddle Tax Period with respect to any Purchased Assets, such Party shall promptly present a statement to the other Party setting forth the amount of the refund to which each Party is entitled under this Section 6.02, the amount of reasonable contingent expenses (if any) incurred in appealing such Non-Assumed Property Taxes (to the extent not previously taken into account above), and such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the Party owing it to the other Party within ten (10) days after delivery of such statement. For the sake of clarity, this Section 6.02 applies only to Property Taxes that are not Assumed Liabilities.

Section 6.03 Cooperation On Tax Matters. Buyer and Seller shall cooperate fully, and Buyer and Seller shall each cause each of its Affiliates to cooperate fully, as and to the extent reasonably requested in writing by the other Party, in connection with any audit, examination, inquiry, claim for refund, lawsuit, Action, claim, arbitration, mediation or other proceeding at Law or in equity by or before a Taxing Authority with respect to Taxes relating to the Purchased Assets with respect to any Pre-Closing Tax Period or Straddle Tax Period (each a “Tax Claim”). Such cooperation shall include access to records and information which are reasonably relevant to any such Tax Return or Tax Claim, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and executing powers of attorney. Seller and Buyer shall, and Buyer shall cause its Affiliates to (a) retain all books and records with respect to Tax matters pertinent to the Business and the Purchased Assets relating to any Pre-Closing Tax Period for six (6) years following the Closing Date and to abide by all record retention agreements entered into with any Taxing Authority, and (b) to give the other Party reasonable notice prior to transferring, destroying or discarding any such books and records and, if the other

Party so requests, Seller and Buyer shall, and Buyer shall cause its Affiliates to, allow the other Party, at such other Party’s expense, to take possession of such books and records. Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to transfer to Buyer any Tax Returns or other Tax work papers of Seller or any of the Retained Subsidiaries; provided that Seller shall provide to Buyer copies of any such Tax Returns that relate primarily to the Business or the Purchased Assets. Buyer and Seller each agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax (including any Transfer Taxes) that could be imposed, including with respect to the transactions contemplated by this Agreement. In the event Seller or one of its Affiliates is required by applicable Law to file the Tax Return in respect of Tax for a Pre-Closing Tax Period or a Straddle Tax Period that is an Assumed Liability, Seller shall provide a draft of such Tax Return as soon as practicable for Buyer’s review, comment and approval prior to the filing thereof. Seller shall make such changes to such Tax Return as reasonably requested by Buyer.

Section 6.04 Tax Claims.

(a) If any Party receives a notice of a Tax Claim relating to the Purchased Assets which could reasonably impact the Taxes or Tax position of the Party not receiving such notice, the Party receiving notice of such a Tax Claim shall notify the other party within fifteen (15) days of receipt of notice; provided, that the failure to timely provide such notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is prejudiced by such delay or omission.

(b) With respect to any Tax Claim solely relating to Taxes for a Tax period ending on or prior to the Closing Date and that are Taxes that constitute Excluded Liabilities or for which Seller is obligated to indemnify Buyer, Seller shall have control of the conduct and defense of such Tax Claim (including selection of counsel) at its own expense; provided, however, that Buyer shall be able to participate, at its own expense, in the conduct and defense of any Tax Claim. With respect to Tax Claims relating to Taxes for Straddle Tax Periods and that are Taxes that constitute Excluded Liabilities or for which Seller is obligated to indemnify Buyer, Buyer and Seller shall jointly control such Tax Claim. A Party shall promptly notify the other Party if it decides not to control the defense or settlement of any Tax Claim which it is entitled to control pursuant to this Section 6.04(b) and the other Party shall thereupon be permitted to defend and settle such Tax Claim at its own expense. Notwithstanding anything to the contrary in this Section 6.04(b), the Party controlling any Tax Claim relating to Income Taxes for a Tax period ending on or prior to the Closing Date or for a Straddle Tax Period shall not settle such Tax Claim without the other Party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, Buyer shall have control of the conduct, defense and resolution of any Tax Claim relating to Taxes that are Assumed Liabilities and for which Seller does not have an indemnity obligation to Buyer.

Section 6.05 Post-Closing Actions. Notwithstanding anything to the contrary in this Agreement, Seller shall not be liable for (a) any Taxes attributable to the Post-Closing Tax Period (except to the extent attributable to (i) a breach of a representation contained in Section 3.19 (Taxes), (ii) any Liability of Seller described in Section 2.05(h)(i) or (iii) a breach of any other covenant contained in this Agreement), or (b) any Taxes attributable to or resulting from any action of Buyer after the Closing on the Closing Date which is outside the ordinary course of business of the Business (except to the extent such actions are taken pursuant to an agreement with respect to the Business entered into prior to Closing); provided, that, for the avoidance of doubt, nothing in this Section 6.05 shall limit the Buyer Indemnitees’ ability to be indemnified for any Excluded Liabilities (including with respect to Taxes) pursuant to Section 9.02(a)(v).

Section 6.06 Powers of Attorney. All powers of attorney that relate in any way to the Purchased Assets will be terminated prior to the Closing and, after the Closing, no such power of attorney will have any effect on the Purchased Assets.

Section 6.07 Overlap Provisions. In the event of any conflict or overlap between the provisions of this ARTICLE VI and ARTICLE IX, the provisions of this ARTICLE VI shall control.

ARTICLE VII

EMPLOYEE MATTERS

Section 7.01 Employees.

(a) Buyer shall (or shall cause its Subsidiaries to) make an offer of employment (an “Offer”) to each Business Employee, effective as of the Closing Date and subject to such Business Employee remaining actively employed through the Closing Date. Such Offers shall be for a reasonably comparable position as compared to the position held immediately prior to the Closing Date and shall be on the terms set forth in this Section 7.01 and Section 7.02. For this purpose, a Business Employee will be considered “actively employed” if, immediately prior to the Closing Date, such employee is either actively at work or absent from work on account of paid time-off, vacation, sick leave or similar temporary absence, but will not be “actively employed” if such individual is not actively at work due to any other reason. For restaurant-based Business Employees, such Offers may be provided in the form of a “welcome letter” or similar communication. For all other Business Employees, such Offers shall be provided in writing no less than seven (7) days prior to the Closing Date in the form of an individual confirmation of employment transfer notice prepared by Buyer. Buyer will provide Seller with a draft sample confirmation of employment transfer notice a reasonable period of time prior to such notice being provided and will reasonably consider any comments provided by Seller. Prior to the Closing Date, Seller shall promptly provide Buyer with any information concerning the Business Employees that is reasonably requested by Buyer in order to make the Offers required under this Section 7.01, unless prohibited by applicable Law. Unless a written acceptance of an offer of employment is required by Law (including in connection with Section 7.02(g)), any Business Employee who (i) has received such an Offer in the applicable form described above, (ii) remains actively employed through the Closing Date, (iii) has not specifically declined such offer, and (iv) actually commences employment with Buyer or its applicable Subsidiary on the Closing Date (or his or her first regularly-scheduled day of employment following the Closing Date or in the event of an un-scheduled absence from work, reasonably promptly thereafter) shall be deemed (A) to have accepted such offer and (B) to have terminated employment with Seller on the Closing Date. Until the Closing Date, Buyer shall keep Seller informed of any rejections of such Offers in a timely manner. Seller and its Subsidiaries acknowledge and agree that they shall neither enforce, nor treat the continued employment of any Transferred Employee by the Business following the Transfer Time as a violation of any non-competition, non-solicitation or confidentiality obligation owed by any Transferred Employee to Seller or any of its Subsidiaries; provided, however, that the foregoing shall not constitute a waiver of any of Seller’s rights under Section 5.17.

(b) With respect to any Business Employee who is not actively employed as of the Closing Date (each an “Inactive Employee”) but presents himself or herself for commencement of active employment within six (6) months of Closing or such later date with respect to which such Business Employee has a legal right for reemployment, reinstatement or reactivation, Buyer shall offer employment to each such Inactive Employee effective on the first date such Inactive Employee returns to work. Buyer acknowledges that the terms of reemployment, reinstatement or reactivation of an Inactive Employee who is on approved leave under the Family and Medical Leave Act of 1993, as amended, the Uniformed Services Employment and Reemployment Rights Act of 1994, as amended, or any similar Law relating to reemployment, reinstatement or reactivation rights for employees on leave of absence immediately prior to the Closing Date shall be governed by such Laws.

(c) Business Employees who accept (or are deemed to have accepted, as applicable) an Offer and who commence employment with Buyer (or a Subsidiary of Buyer) are collectively referred to herein as the “Transferred Employees”; provided that Inactive Employees shall not be considered a Transferred Employee until such Inactive Employee actually commences active employment with Buyer (or a Subsidiary of Buyer).

(d) Buyer shall provide any notices to the Transferred Employees that may be required under any applicable Law, including the WARN Act or any similar Law, with respect to events that occur after the Closing and Buyer shall not take any action within the first ninety (90) days after the Closing that would cause any termination of employment of any employees by Seller or any of its Subsidiaries that occurs on or before the Closing to constitute a “plant closing” or “mass layoff” under the WARN Act or any similar Law, without Buyer satisfying all resultant Liabilities that arise under the WARN Act or any similar Law; provided that, promptly following a reasonable request therefor, Seller shall provide Buyer with such information as is reasonably necessary to allow Buyer to satisfy its obligations under this Section 7.01(d).

Section 7.02 Compensation and Benefits.

(a) Buyer agrees that for a period of twelve (12) months after the Closing Date (the “Relevant Period”), it shall provide (or cause its Subsidiaries to provide) each Transferred Employee with (i) an annual base salary or wage rate that is the same as or greater than his or her annual base salary or wage rate in effect immediately prior to the Closing (as adjusted to reflect salary increases to be made in connection with the transactions contemplated by this Agreement as set forth on Schedule 5.01(p)(iii)), and (ii) annual cash incentive compensation opportunities that are substantially similar in the aggregate as compared to his or her ordinary course target annual cash incentive compensation opportunities in effect immediately prior to the date of this Agreement (or the Transferred Employee’s date of hire, if later), it being understood that such annual incentive compensation need not be provided by Buyer to the Transferred Employees in the form of equity or equity-based awards and that Buyer will have discretion to determine the relevant performance goals. Following the date of this Agreement, if requested by Buyer, Seller shall reasonably cooperate with Buyer to determine with respect to each Transferred Employee the amount of value required to be provided by Buyer pursuant to the foregoing commitment. In addition, Buyer agrees that, during the Relevant Period, it shall use commercially reasonable efforts to provide (or cause its Subsidiaries to provide) Transferred Employees benefits that are, in the aggregate, substantially similar to those provided to such employees under the Employee Plans set forth on Schedule 3.16(a) immediately prior to the date of this Agreement. For the avoidance of doubt, except for the Employee Plans set forth on Schedule 7.04(a), in no event shall any Employee Plan, or the sponsorship of any Employee Plan, be transferred to, or assumed by Buyer or any of its Affiliates as a result of or in connection with the transactions contemplated by this Agreement.

(b) Buyer shall grant (or cause its Subsidiaries to grant) each Transferred Employee credit for years of prior service with Seller or any of its Affiliates or their respective predecessors for eligibility and vesting purposes under each employee benefit plan (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) sponsored or maintained by Buyer or any of its Subsidiaries, and for the purposes of determining future accrued vacation or paid time off or severance amounts, to the same extent such service was recognized for similar purposes under the Employee Plans prior to the Closing; provided, however, that such credit shall not result in a duplication of benefits. Buyer and Seller agree to cooperate and exchange such information as is necessary to avoid any such duplication of benefits.

(c) As of 12:01 a.m. U.S. eastern time on the Closing Date, or, with respect to any Inactive Employee who becomes a Transferred Employee, the time of commencement of employment with Buyer or its Subsidiaries (the “Transfer Time”), each Transferred Employee participating in any Employee Plan that is a health and welfare benefit plan (each, a “Seller Welfare Plan”) shall cease to be eligible to participate in such Seller Welfare Plans and Buyer shall use commercially reasonable efforts to permit such Transferred Employee to immediately commence participation in health and welfare benefit plans that shall be maintained, administered or contributed to, as applicable, as of the Transfer Time or as soon as reasonably practicable thereafter by Buyer and its Subsidiaries. Seller shall be responsible for claims incurred under each Seller Welfare Plan (in accordance with such plan) for Transferred Employees and their beneficiaries and dependents prior to the Transfer Time. All health and welfare benefit claims incurred for Transferred Employees and their beneficiaries and dependents under the welfare plans sponsored by Buyer or its Affiliates (the “Buyer Welfare Plans”) at or after the Transfer Time shall be the responsibility of Buyer and its Affiliates. For purposes of this Section 7.02(c), claims shall be deemed to be incurred in accordance with the terms of the applicable Seller Welfare Plans. Prior to the Closing Date, Seller shall use commercially reasonable efforts to assist as Buyer may request to facilitate and support the establishment of the Buyer Welfare Plans, including, as requested, using commercially reasonable efforts to provide access to and to negotiate with the current vendors or suppliers of or to the Seller Welfare Plans and to support the preparation, as necessary, of plan documents and related materials for the Buyer Welfare Plans that are substantially similar to the existing Seller Welfare Plans.

(d) Buyer shall (or shall cause its Subsidiaries to) use commercially reasonable efforts to: (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any health and welfare plans in which such Transferred Employees are eligible to participate after the Closing to the extent that such limitations were waived or satisfied or did not apply under the applicable Seller Welfare Plan; and (ii) provide each Transferred Employee with credit for any co-payments and deductibles paid in the plan year prior to the Transfer Time in satisfying any applicable deductible or out-of-pocket requirements under any health benefit plans in which such Transferred Employees are eligible to participate after the Closing Date.

(e) Buyer shall (or shall cause its Subsidiaries to) have in effect Buyer Welfare Plans that are medical and dependent care flexible spending account plans (the “Buyer FSA Plans”) that will provide benefits to Transferred Employees who participate in Seller’s medical and dependent care flexible spending account plans as of immediately prior to the Transfer Time (the “Seller FSA Plans”). For the remainder of the plan year in which the Transfer Time occurs, each Transferred Employee shall continue to have payroll deductions made as most recently elected by him or her under the applicable Seller FSA Plan. On and after the Transfer Time, Buyer shall assume and be solely responsible for all eligible claims for reimbursement by Transferred Employees for claims incurred during the current plan year, whether incurred prior to, on or after the Transfer Time, that have not been paid in full as of the Transfer Time, which claims shall be paid pursuant to and under the terms of the Buyer FSA Plans. Schedule 7.02(e) sets forth, as of no later than three (3) Business Days prior to the date of this Agreement, the aggregate FSA account balances of the Business Employees. Following the Closing, Seller will provide Buyer with such information, including the FSA account balance so transferred, FSA claims previously paid during the current plan year and payroll deduction elections, as may be reasonably necessary for Buyer to comply with this Section 7.02(e). This Section 7.02(e) shall be interpreted and administered in a manner consistent with Rev. Rul. 2002-32.

(f) Buyer shall, or shall cause its Subsidiaries to, (i) provide severance benefits to any Transferred Employee, other than any employee set forth on Schedule 7.02(f)(ii) who is laid off or whose employment is otherwise involuntarily terminated by Buyer or its Subsidiaries without cause during the Severance Protection Period in an amount that is equal to or greater than the severance benefits (including severance payments and continued health coverage) as set forth on Schedule 7.02(f)(i) or (ii) solely with respect to the employees set forth on Schedule 7.02(f)(ii) (if they become Transferred Employees), unless such employees consent to receive severance provided under employment agreements that supersede the payment of severance pursuant to this paragraph and Seller is a beneficiary of releases under such employment agreements that are reasonably satisfactory to Seller (with Seller’s approval not to be unreasonably withheld), provide severance benefits equal to or greater than the severance payments set forth on Schedule 7.02(f)(ii) upon a termination without “Cause” or resignation for “Good Reason” as defined on Schedule 7.02(f)(ii) (provided that such definition of Good Reason shall not apply to or be triggered by any changes in the terms and conditions of any Transferred Employee’s employment effected in connection with Buyer’s hiring or employment of such Transferred Employee in connection with the transactions contemplated by this Agreement (including that such Transferred Employee will no longer be employed by a publicly-held company and will no longer have duties, budgetary or other authority and responsibilities with respect to multiple business segments or divisions) and that the transfer of the Transferred Employee’s employment in connection with the transactions contemplated by this Agreement shall not be treated as a termination without “Cause” for any purpose) during the Severance Protection Period; provided, further, that in no event shall Buyer or its Subsidiaries be obligated to provide any severance benefits in violation of applicable Law. For purposes of the foregoing, “Severance Protection Period” means (i) with respect to the employees set forth on Schedule 7.02(f)(ii), 12 months or 24 months (as indicated on Schedule 7.02(f)(ii)) following the Closing Date and (ii) with respect to all other Transferred Employees, the Relevant Period.

(g) Buyer shall be responsible for all claims for workers’ compensation benefits that are incurred prior to or after the Transfer Time by any current or former employee primarily dedicated to the performance of services for the Business, including any Business Employee.

Section 7.03 Vacation and Other Paid Time Off. Buyer (or its Subsidiary) shall assume any accrued but unused vacation or other paid-time off (“PTO”) as of the Transfer Time for each Transferred Employee, provided that the foregoing shall not apply with respect to (i) hourly Transferred Employees in the jurisdictions identified on Schedule 7.03 and (ii) salaried Transferred Employees in the jurisdictions identified on Schedule 7.03 who do not consent to the transfer of PTO to Buyer (or its Subsidiaries) as a condition of their Offer. Following the Closing, Seller shall provide Buyer with such information, including PTO balances, within Seller’s possession or control as may be necessary for Buyer to comply with its obligations under this Section 7.03. For such Transferred Employees in the jurisdictions identified on Schedule 7.03, Buyer shall be responsible for all PTO that is accrued as of the Transfer Time and shall pay such Transferred Employees their PTO account balances as soon as reasonably practicable following the Closing and within the time periods required by Law.

Section 7.04 Accrued Compensation. Buyer shall assume all Liabilities to pay all Transferred Employees all base wages and base salaries (including, withholding obligations and payroll taxes with respect thereto) earned or accrued and unpaid through the Transfer Time that would be required to be accrued as a current liability on a balance sheet of the Business prepared in accordance with GAAP as of immediately prior to the Closing. Buyer shall pay such Transferred Employees all such earned or accrued compensation in accordance with the regular payroll practices of the Business as in effect prior to the Closing and within the time periods required by Law. Buyer will assume all obligations to each Transferred Employee pursuant to any annual or other short-term cash incentive or bonus Employee Plan set forth on Schedule 7.04 covering such Transferred Employee as of the Closing Date. Consistent with Buyer’s obligations under this Section 7.04, Buyer shall, or shall cause its Subsidiaries to, pay the Transferred Employees such incentive compensation on the same basis as in effect prior to the Closing Date for the applicable performance measurement period which includes the Closing Date. As of the Closing, Buyer will assume, with respect to each Transferred Employee, all obligations with respect to tuition reimbursement or similar benefits for all in-process or completed courses not yet reimbursed by Seller and will pay such benefits to the applicable Transferred Employee in a manner consistent with the terms of the corresponding Employee Plan. Following the Closing, Seller shall provide such information, including current accruals for such wages, salaries, bonuses, incentive compensation and tuition reimbursement, within Seller’s possession or control as may be necessary for Buyer to comply with its obligations under this Section 7.04. Except as expressly set forth in this Section 7.04, Seller shall retain all Liabilities to pay Transferred Employees all wages or other compensation earned or accrued on or prior to the Transfer Time, including, for the avoidance of doubt, all compensation earned or accrued under any Employee Plans (including any equity or deferred compensation plan) and all withholding obligations and payroll taxes with respect to such retained Liabilities.

Section 7.05 Employee Communications. Seller and Buyer shall reasonably cooperate in communications with Business Employees with respect to employee benefit plans maintained by Seller or Buyer and with respect to other matters arising in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, until the Closing Date, Buyer shall consult with Seller and obtain Seller’s consent (which consent shall not be unreasonably withheld, conditioned or delayed) before distributing any communications to any Business Employee, whether relating to employee benefits, terms of employment or otherwise and shall provide Seller with advance copies of, and a reasonable opportunity to comment on (and shall consider in good faith all such comments), all material communications to any Business Employee relating to post-Closing employment, employee benefits, terms of employment and similar matters.

Section 7.06 Acknowledgement. Buyer and Seller acknowledge and agree that nothing contained in this ARTICLE VII shall be construed to limit in any way the ability of Buyer or its Subsidiaries to terminate the employment of any Transferred Employee from and after the Transfer Time; provided that such termination is in accordance with Law and subject to Section 7.02(f).

Section 7.07 No Third Party Beneficiaries. Without limiting the generality of Section 11.08, nothing in this ARTICLE VII, express or implied, is intended to confer any rights, benefits, remedies, obligations or liabilities under this Agreement upon any Person (including any Transferred Employees) other than the Parties to this Agreement and their respective successors and assigns to continued employment or any severance or other benefits from Seller, Buyer or any of their respective Affiliates. Nothing contained in this ARTICLE VII shall be construed as an amendment to any Employee Plan or employee benefit plan or a limitation on the rights of Seller, Buyer or any of their respective Subsidiaries and Affiliates to amend, modify or terminate, either before or after Closing, any employee benefit plan, or is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

Section 7.08 Reserved.

Section 7.09 Payroll. For Transferred Employees, pursuant to IRS Revenue Procedure 2004-53, Buyer and Seller shall apply the “standard” method for purposes of employee payroll reporting.

Section 7.10 Cooperation. Each of Buyer and Seller recognize it to be in the best interests of the Parties hereto and their respective employees that the transactions in this ARTICLE VII be effected in an orderly manner and agree to devote their commercially reasonable efforts and to cooperate fully in complying with the provisions of this ARTICLE VII. Without limiting the generality of the foregoing, each of the Parties agree to execute, deliver and file all documents and to take all such actions as are deemed necessary or desirable in order to carry out and perform the purpose of this ARTICLE VII and to facilitate the transactions referred to in this ARTICLE VII.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.01 Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions, any one or more of which may be waived by the Parties:

(a) any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated; and

(b) no Law enacted, entered, promulgated, enforced or issued by any Governmental Authority shall be in effect restraining, enjoining or prohibiting the consummation of the transactions contemplated by this Agreement (each, a “Closing Legal Impediment”).

Section 8.02 Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement is also subject to the satisfaction of the following conditions, any one or more of which may be waived by Buyer:

(a) Seller shall have performed in all material respects all of its obligations and agreements hereunder required to be performed by it on or prior to the Closing;

(b) Seller shall have delivered to Buyer the executed Master Lease Estoppel Certificates of the Master Lease Landlord under the Master Leases dated within forty-five (45) days prior to the Closing Date;

(c) Seller shall have delivered to Buyer the Lease Approvals of the Master Lease Landlord under the Master Leases pursuant to and in accordance with Section 5.24;

(d) The Fundamental Representations shall be true and correct in all but de minimis respects at and as of the Closing Date as if made at and as of the Closing Date (other than such representations and warranties that by their terms address matters only as of another specified date, which shall be true and correct in all but de minimis respects only as of such date), in each case, without giving effect to materiality, material adverse effect or Material Adverse Effect qualifications. All other representations and warranties of Seller contained in ARTICLE III of this Agreement, without giving effect to materiality, material adverse effect or Material Adverse Effect qualifications, shall be true and correct at and as of the Closing Date as if made at and as of the Closing Date (other than such representations and warranties that by their terms address matters only as of another specified date, which shall be true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(e) Seller shall have delivered to Buyer a certificate signed by an officer of Seller, dated the Closing Date, certifying that the conditions specified in Section 8.02(a) and Section 8.02(d) have been fulfilled; and

(f) since the date of this Agreement, there has not been a Material Adverse Effect that is continuing.

Section 8.03 Conditions to Obligation of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement is also subject to the satisfaction of the following conditions, any one or more of which may be waived by Seller:

(a) Buyer shall have performed in all material respects all of its material obligations hereunder required to be performed by it at or prior to the Closing;

(b) the representations and warranties of Buyer contained in ARTICLE IV of this Agreement, without giving effect to materiality or similar qualifications, shall be true and correct at and as of the Closing Date as if made at and as of the Closing Date (other than such representations and warranties that by their terms address matters only as of another specified date, which shall be true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected, individually or in the aggregate, to adversely affect Seller in any material respect or otherwise interfere with, prevent or delay the ability of Buyer to enter into and perform its obligations under this Agreement or consummate the transactions contemplated hereby; and

(c) Buyer shall have delivered to Seller a certificate signed by an officer of Buyer, dated the Closing Date, certifying that the conditions specified in Section 8.03(a) and Section 8.03(b) have been fulfilled.

ARTICLE IX

INDEMNIFICATION

Section 9.01 Survival. The representations and warranties of the Parties and all covenants and agreements which by their terms are to be performed at or prior to the Closing contained in this Agreement and in any certificate delivered by any of the Parties at Closing shall survive the Closing for a period of fifteen (15) months after the Closing Date; provided that: (x) the representations and warranties contained in Section 3.16 (Employee Benefit Plans), the last sentence of Section 3.18(a) (Employees) and Section 3.19 (Taxes), shall survive until sixty (60) days after the expiration of the applicable statute of limitations; (y) the representations and warranties contained in Section 3.17 (Environmental Compliance) shall survive for a period of sixty (60) months after the Closing Date; and (z) the Fundamental Representations and the representations and warranties contained in Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization) and Section 4.08 (Finders’ Fees) shall survive for the applicable statute of limitations period. All of the covenants contained in this Agreement that by their nature are required to be performed after the Closing shall survive the Closing until fully performed or fulfilled, unless and to the extent only that non-compliance with such covenants or agreements is waived in writing by the Party entitled to such performance. Notwithstanding the preceding two sentences, any breach or inaccuracy of any covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding two sentences, if written notice in accordance with the requirements set forth in Section 9.03 of the breach or inaccuracy thereof giving rise to such right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time. The Parties acknowledge and agree that with respect to any claim that any Party may have against any other Party that is permitted pursuant to the terms of this Agreement, the survival periods set forth and agreed to in this Section 9.01 shall govern when any such claim may be brought and, except in the case of clause (x) and (y) of the first sentence of this Section 9.01, shall replace and supersede any statute of limitations that may otherwise be applicable.

Section 9.02 Indemnification.

(a) Subject to the provisions of this ARTICLE IX, effective at and after the Closing, Seller agrees to indemnify Buyer and its Affiliates, directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the “Buyer Indemnitees”) against and agrees to hold each of them harmless from any and all Damages incurred or suffered by any Buyer Indemnitee arising out of or relating to:

(i) any breach of any representation or warranty of Seller in ARTICLE III of this Agreement or any other Transaction Document (other than the Transition Services Agreement, the IPCo LLC Agreement, the Seller Trademark License Agreement and the Supply Agreement) or any such representation or warranty being untrue or inaccurate as of the Closing Date (as if remade in haec verba on the Closing Date, except to the extent expressly made as of an earlier date, in which case as of such date);

(ii) any breach of any covenant or agreement made or to be performed by Seller pursuant to this Agreement or any other Transaction Document (other than the Transition Services Agreement, the IPCo LLC Agreement, the Seller Trademark License Agreement and the Supply Agreement);

(iii) (A) any and all Taxes (or the non-payment thereof) of the Purchased Assets or the Business for all Pre-Closing Tax Periods, other than Taxes expressly assumed by the Buyer pursuant to Section 2.04(d), or (B) the Seller’s portion of any Transfer Taxes under Section 6.01;

(iv) Liabilities arising from any third party claim by any landlord party to any Lease or the counterparty to any Assumed Contract of breach or default under such Lease or Assumed Contract by Seller as a result of the assignment of such Lease or Assumed Contract in connection with the consummation of the transactions contemplated hereby without obtaining the consent of such landlord or counterparty in accordance with the terms hereof; or

(v) without duplication, any Excluded Liability;

provided that (A) with respect to indemnification by Seller pursuant to Section 9.02(a)(i), Seller shall not be liable for any breach of any representation or warranty of Seller (1) attributable to a single course of conduct or related set of facts, events or circumstances unless the amount of Damages actually incurred by the Buyer Indemnitees for such breach exceeds $50,000 (the “Seller Mini-Basket”) and (2) unless the aggregate amount of Damages incurred by the Buyer Indemnitees for all such breaches exceeds $2,250,000 (the “Seller Deductible”), and then only to the extent such aggregate Damages exceed such amount; and (B) in no event shall Seller’s aggregate Liability arising out of or relating to Section 9.02(a)(i) and/or Section 9.02(a)(iv) exceed $20,000,000 (the “Seller Cap”), provided, further, that neither the Seller Mini-Basket, the Seller Deductible nor the Seller Cap shall apply to any single item, or group of related items, that results in Damages incurred by the Buyer Indemnitees arising out of or relating to (X) the breach of any Fundamental Representation or (Y) the breach of any representations and warranties contained in Section 3.13(a) and Section 3.19 (Taxes), which, in each case, the Buyer Indemnitees shall be entitled to recover in their entirety; provided, further, that neither the Seller Mini-Basket nor the Seller Deductible shall apply to any single item, or group of related items, that results in Damages incurred by the Buyer Indemnitees arising out of the representations and warranties contained in Section 3.13(b). For the avoidance of doubt, the fact that any Damages constitute, or otherwise arise out of or relate to, an Assumed Liability shall not limit the rights of any Buyer Indemnitee to indemnification under this Section 9.02(a).

(b) Subject to the provisions of this ARTICLE IX, effective at and after the Closing, Buyer agrees to indemnify Seller and its Affiliates, directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the “Seller Indemnitees”) against and agrees to hold each of them harmless from any and all Damages incurred or suffered by any Seller Indemnitee arising out of or relating to:

(i) any breach of any representation or warranty of Buyer in this Agreement or any other Transaction Document (other than the Transition Services Agreement, the IPCo LLC Agreement, the Buyer Trademark License Agreement and the Supply Agreement);

(ii) any breach of any covenant or agreement made or to be performed by Buyer pursuant to this Agreement or any other Transaction Document (other than the Transition Services Agreement, the IPCo LLC Agreement, the Buyer Trademark License Agreement and the Supply Agreement); or

(iii) without duplication, any Assumed Liability;

provided that (A) with respect to indemnification by Buyer pursuant to Section 9.02(b)(i), Buyer shall not be liable for any breach of any representation or warranty of Buyer (1) attributable to a single course of conduct or related set of facts, events or circumstances unless the amount of Damages actually incurred by the Seller Indemnitees for such breach exceeds $50,000 and (2) unless the aggregate amount of Damages incurred by the Seller Indemnitees for all such breaches exceeds $2,250,000 (the “Buyer Deductible”), and then only to the extent such aggregate Damages exceed such amount; and (B) in no event shall Buyer’s aggregate Liability arising out of or relating to Section 9.02(b)(i) exceed $20,000,000 (the “Buyer Cap”), provided, further, that neither the Buyer Deductible nor the Buyer Cap shall apply to any single item, or group of related items, that results in Damages incurred by the Seller Indemnitees arising out of or relating to the breach of any of the representations and warranties contained in Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization) and Section 4.08 (Finders’ Fees), which, in each case, the Seller Indemnitees shall be entitled to recover in their entirety. For the avoidance of doubt, the fact that any Damages constitute, or otherwise arise out of or relate to, any Excluded Liability shall not limit the rights of any Seller Indemnitee to indemnification under this Section 9.02(b).

(c) For purposes of determining whether a breach has occurred and for computing the dollar amount of any claim for indemnification resulting from a breach of any representation, warranty, covenant or agreement herein, all materiality, material adverse effect and similar qualifications shall be disregarded.

Section 9.03 Procedures. Claims for indemnification under this Agreement shall be asserted and resolved as follows:

(a) Any Buyer Indemnitee or Seller Indemnitee claiming indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a third party (“Third Party Claim”) in respect of any matter that is subject to indemnification hereunder shall promptly notify in writing (such notice, a “Claim Notice”) the other Party (the “Indemnifying Party”) of the Third Party Claim within thirty (30) days after receipt by such Indemnified Party of written notice of the Third Party Claim, which Claim Notice shall describe in reasonable detail the nature of the Third Party Claim, including the basis of the Indemnified Party’s request for indemnification under this Agreement and the amount of the Damages arising or estimated to arise therefrom (if available); provided that subject to Section 9.01, failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is materially prejudiced by such delay or omission.

(b) The Indemnifying Party shall have the right to participate in the defense of such Third Party Claim at any time and, subject to the limitations contained in this Section 9.03(b), assume and control the defense thereof. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume and control the defense of the Third Party Claim at any time and the Indemnifying Party acknowledges in writing that such Third Party Claim is an indemnifiable Damage under this ARTICLE IX, then the Indemnifying Party shall have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party in all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 9.03(b). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that (i) the Indemnifying Party shall not be entitled to assume or control such defense and proceedings if such Third Party Claim seeks equitable or other non-monetary relief (including any sanction or restriction upon the conduct or operation of any business of the Indemnified Party) or if the Third Party Claim alleges conduct that would constitute criminal activity, the Third Party Claim relates to Taxes, or if the resolution of such Third Party Claim in a manner adverse to the Indemnified Party could result in Damages to the Indemnified Party in excess of the amount claimed or expected to be received from the Indemnifying Party (other than as a result of the Buyer Deductible or the Seller Deductible or any per claim basket), and (ii) the Indemnifying Party shall not enter into any settlement agreement without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, such consent shall not be required if (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the claim to all Indemnified Parties affected by the claim and (ii) the settlement agreement does not contain any admission by, or sanction or restriction upon the conduct or operation of any business by, the Indemnified Party or its Affiliates, including any injunction or other equitable relief against the Indemnified Party or its Affiliates. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 9.03(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation unless (i) the employment of separate legal counsel has been specifically authorized in writing by the Indemnifying Party, (ii) there exists a material conflict of interest, or (iii) the Indemnifying Party fails to pursue the defense of such Third Party Claim actively and diligently, in the cause of clause (ii) or (iii), whereupon the Indemnified Party shall be entitled to retain the defense of such Third Party Claim.

(c) If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party has elected to defend the Indemnified Party pursuant to Section 9.03(b) within ten (10) Business Days after receipt of any Claim Notice or is not otherwise entitled to defend such Third Party Claim, then subject to Section 9.03(b) the Indemnified Party shall defend, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party Claim with counsel selected by the Indemnified Party, in all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnified Party. In such circumstances, the Indemnified Party shall defend any such Third Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 9.03(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(d) If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to reasonably cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest, including providing access to documents, records and information. In addition, the Indemnified Party will make its personnel available at no cost to the Indemnifying Party for conferences, discovery, proceedings, hearings, trials or appeals as may be reasonably required by the Indemnifying Party. If the Indemnifying Party has assumed the defense of a Third Party Claim, the Indemnified Party also agrees to reasonably cooperate with the Indemnifying Party and its counsel in the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person and executing powers of attorney to the extent necessary unless doing so would materially impair the conduct of the business conducted by the Indemnified Party.

(e) A claim for indemnification for any matter not involving a Third Party Claim shall be asserted by notice to the Indemnifying Party, which notice shall describe in reasonable detail the nature of the claim, the basis of the Indemnified Party’s request for indemnification under this Agreement and the amount of the Damages estimated to arise therefrom (to the extent reasonably estimable). Subject to Section 9.01, failure to timely provide such notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is materially prejudiced by such delay or omission.

(f) With respect to any claim that any Buyer Indemnitee may assert for indemnification with respect to any Damages incurred for any environmental investigation, monitoring, remediation, or other response or removal action (“Environmental Response”) relating to the Business Real Property, Seller shall have no indemnification obligations under this Agreement for any Environmental Response to the extent such Damages result from any intrusive subsurface investigation by any Buyer Indemnitee, except for such investigation that is (i) required by Environmental Laws, a Permit or a Governmental Authority, (ii) conducted to investigate conditions that suggest an imminent and significant threat to human health or the environment, (iii) conducted for the purposes of bona fide construction or expansion of a building or other facility improvement or repair, or (iv) expressly or affirmatively required at any Leased Real Property pursuant to any Lease or by any prospective buyer in connection with the bona fide sale of such Leased Real Property or any Owned Real Property.

Section 9.04 Calculation of Damages. Notwithstanding anything to the contrary herein:

(a) no Buyer Indemnitee shall be entitled to indemnification to the extent a Liability or reserve relating to the matter giving rise to such Damages has been included in the final determination of the Closing Date Indebtedness or the Closing Date Cash Adjustment Amount pursuant to Section 2.09(c);

(b) each Indemnified Party shall take reasonably prudent steps consistent with customary business practices to mitigate any Damages arising out of or relating to this Agreement or the transactions contemplated hereby after becoming actually aware of the incurrence of such Damages;

(c) the amount of any Damage for which an Indemnified Party claims indemnification under this Agreement: (i) shall be reduced by any insurance proceeds actually received from third party insurers with respect to such Damage; (ii) shall be reduced by any reduction in Taxes actually paid (or any increase in any Tax refund actually received) by the Indemnified Party as a result of the incurrence or payment of such Damage in the taxable year of the incurrence or payment of such Damage, in any prior taxable year or in the next succeeding taxable year following the incurrence or payment of such Damage; and (iii) shall be reduced by indemnification or reimbursement payments actually received from third parties with respect to such Damage, net, in the case of each of clauses (i) and (ii) above, of any reasonable costs associated with the recovery of such amounts. In the event any Indemnified Party actually recovers any insurance proceeds, indemnity payments or any third-party recoveries in respect of any Damages, in each case at any time subsequent to any indemnification payment pursuant to this ARTICLE IX, such Indemnified Party shall thereafter promptly reimburse the Indemnifying Party for any indemnity payment made up to the amount actually received by the Indemnified Party (net of any costs, fees or expenses incurred by the Indemnified Party in collecting such amount);

(d) in the event an Indemnified Party shall recover Damages in respect of a claim of indemnification under this ARTICLE IX, no other Indemnified Party shall be entitled to recover the same Damages in respect of such claim for indemnification such that there will be no “double recovery” of Damages in respect of the same claim;

(e) except with respect to those actually awarded and paid on account of a Third Party Claim, no Party shall be liable for punitive or exemplary damages, whether based on contract, tort, strict liability, other Law or otherwise and whether or not arising from any other Party’s sole, joint or concurrent negligence, strict liability or other fault;

(f) the amount of any Damage for which an Indemnified Party claims indemnification under this Agreement shall not include the costs of compliance with any equitable remedies resulting from any Action subject to the indemnification hereunder, including the costs of compliance with any prospective injunctive relief or the associated need to change the relevant business practices on a going-forward basis except to the extent such remedies have been consented to by the Indemnified Party in accordance with the provisions of this Agreement, such consent not to be unreasonably withheld, conditioned or delayed;

(g) no Indemnified Party shall be entitled to indemnification pursuant to this ARTICLE IX, to sue for, or to assert any other right or remedy with respect to, any Damages, causes of action or other claims to the extent they are possible or potential Damages, causes of action or claims that such party believes may be asserted rather than Damages, causes of action or claims that have, in fact, been filed of record against such Indemnified Party or paid or incurred by such Indemnified Party; and

(h) notwithstanding anything to the contrary contained herein or in any certificate delivered pursuant hereto and the Indemnified Parties hereby waive to the fullest extent permitted under applicable Law the remedy of rescission.

Section 9.05 Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 9.02 and the Indemnified Party would have recovered all or a part of such Damages from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall, to the extent permitted by Law and any pertinent Contract, assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment; provided that the Indemnified Party shall not be required to assign any right to proceed against a Potential Contributor if the Indemnified Party determined in its reasonable discretion that such assignment would be materially detrimental to its business, reputation or future business prospects.

Section 9.06 Treatment of Indemnification Payments. Any payment made pursuant to the indemnification obligations arising under this ARTICLE IX shall be treated as an adjustment to the Purchase Price to the extent allowable under applicable Law, including for Tax purposes.

Section 9.07 Exclusivity. After the Closing, except in the case of fraud, the sole and exclusive remedy for any and all claims, Damages or other matters arising under, out of, or related to this Agreement or the Transaction Documents (other than the Transition Services Agreement, the IPCo LLC Agreement, the Buyer Trademark License Agreement, the Seller Trademark License Agreement and the Supply Agreement) or the transactions contemplated hereby or thereby shall be the rights of indemnification set forth in this ARTICLE IX only, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort, strict liability, equitable remedy or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties to the fullest extent permitted by Law. This ARTICLE IX will not operate to interfere with or impede the operation of the covenants contained in this Agreement that by their nature are required to be performed after the Closing, with respect to a Party’s right to seek equitable remedies (including specific performance or injunctive relief) or the provisions of Section 2.09. The provisions of this ARTICLE IX, together with the covenants contained in this Agreement that by their nature are required to be performed after the Closing, were specifically bargained-for between Seller and Buyer and were taken into account by Seller and Buyer in arriving at the Purchase Price. Each of Seller and Buyer, respectively, specifically relied upon the provisions of this ARTICLE IX in agreeing to the Purchase Price and in agreeing to provide the specific representations and warranties set forth in ARTICLE III (in the case of Seller) and ARTICLE IV (in the case of Buyer).

Section 9.08 Additional Agreements. The Parties covenant to comply with their respective obligations identified on Schedule 9.08.

ARTICLE X

TERMINATION

Section 10.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Seller and Buyer;

(b) by either Buyer or Seller if any Governmental Authority having competent jurisdiction has issued a final, non-appealable order, decree, ruling or injunction (other than a temporary restraining order) or taken any other Action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided that this right of termination shall not be available to any Party whose failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, such order, decree, ruling, injunction or other Action;

(c) by Buyer, if there is a breach of any representation or warranty set forth in ARTICLE III hereof or any covenant or agreement to be complied with or performed by Seller pursuant to the terms of this Agreement that would cause the failure of a condition set forth in Section 8.02 to be satisfied on or prior to the Closing Date; provided that, in each case under this clause (c), Buyer may not terminate this Agreement unless Buyer has given written notice of such breach to Seller and, with respect to any breach that is capable of being cured, Seller has not cured such breach within thirty (30) days after receipt of such notice; provided, that Buyer is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(d) by Seller, if there is a breach of any representation or warranty set forth in ARTICLE IV hereof or any covenant or agreement to be complied with or performed by Buyer pursuant to the terms of this Agreement that would cause the failure of a condition set forth in Section 8.03 to be satisfied on or prior to the Closing Date; provided that, in each case under this clause (d), Seller may not terminate this Agreement unless Seller has given written notice of such breach to Buyer and, with respect to any breach that is capable of being cured, Buyer has not cured such breach within thirty (30) days after receipt of such notice; provided, that Seller is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(e) by either Buyer or Seller, if the Closing has not occurred on or before May 31, 2017 (the “Outside Date”) after the date hereof; provided that, this right of termination shall not be available to any Party whose failure to comply with its obligations under this Agreement has primarily been the cause of, or resulted in, the failure of the Closing to occur before such date;

(f) by Buyer, if Seller shall have entered into an Alternative Acquisition Agreement; or

(g) prior to 11:59 p.m. (Eastern time) on the 35th calendar day following the date of this Agreement (subject to adjustment pursuant to Section 5.18(d)), by Seller, if (i) immediately prior to or concurrently with the termination of this Agreement, Seller, subject to complying with the terms of this Agreement, enters into one or more Alternative Acquisition Agreements with respect to a Superior Proposal and (ii) Seller immediately prior to or concurrently with such termination (or at such later time as required by Section 10.03) pays to Buyer or its designees any fees required to be paid pursuant to Section 10.03.

Section 10.02 Effect of Termination.

(a) In the event of termination and abandonment of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any Liability on the part of any Party hereto; provided, however, that such termination shall not relieve any Party of Liability for any Damages incurred or suffered by a Party as a result of the intentional and willful breach of another Party of any obligations required to be performed by it prior to such termination. The confidentiality provisions of Section 5.02 and the provisions of this Section 10.02 and ARTICLE XI (other than Section 11.12 thereof) hereof shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

(b) Notwithstanding any other provision of this Agreement, an action for specific performance pursuant to Section 11.12 hereof and/or Section 5 of the Equity Commitment Letter, whether or not successful, shall be the sole and exclusive remedy for any and all losses or damages suffered or incurred by Seller or its Affiliates in connection with this Agreement, the transactions contemplated hereby, or arising as a result of the failure of Buyer to consummate the Closing and to make the payments required by Section 2.08 when required, and Seller and its Affiliates shall not be entitled to bring or maintain any other claim, suit, action or proceeding against Buyer or its Affiliates, or their respective successors or permitted assigns arising out of or in connection with this Agreement, the transactions contemplated hereby (and the abandonment or termination thereof) or any matter forming the basis for such termination.

Section 10.03 Termination Fee.

(a) Seller shall pay, or cause to be paid, to Buyer by wire transfer of immediately available funds an amount equal to the Termination Fee:

(i) if this Agreement is terminated by Seller pursuant to Section 10.01(g), in which case payment shall be made prior to or concurrently with such termination; or

(ii) if this Agreement is terminated by Buyer pursuant to Section 10.01(f), in which case payment shall be made within three (3) Business Days following such termination; or

(iii) if (A) this Agreement is terminated by Buyer pursuant to Section 10.01(c) and (B) during the period commencing as of immediately following entry into this Agreement and ending twelve (12) months following such termination, Seller enters into a definitive agreement with respect to or otherwise consummates any Qualifying Proposal, then payment of the Termination Fee shall be made within three (3) Business Days following the date on which Seller consummates such Qualifying Proposal. For purposes of this Agreement, “Qualifying Proposal” shall mean: any bona fide inquiry, proposal or offer (whether or not in writing) from any Person or Group other than Buyer or any of its Affiliates for the acquisition, in one transaction or a series of related transactions, directly or indirectly, of assets comprising at least 50% of the consolidated assets of the Business.

(b) For purposes of this Agreement, “Termination Fee” shall mean an amount in cash equal to $15,000,000.

(c) In addition, in the event that Seller terminates this Agreement pursuant to Section 10.01(g) or Buyer terminates this Agreement pursuant to Section 10.01(c) (whether or not Seller is required to pay the Termination Fee pursuant to Section 10.03(a)(iii)) or Section 10.01(f), Seller shall pay Buyer, as promptly as possible (but in any event within five (5) days) following the delivery by Buyer of an invoice therefor, all the reasonable and documented out-of-pocket third-party costs and expenses incurred by Buyer and its Affiliates in connection with the transactions contemplated by this Agreement (the “Buyer Expenses”); provided, that Seller shall not be required to pay more than an aggregate of $5,000,000 in Buyer Expenses pursuant to this Section 10.03(c).

(d) Any claim or cause of action based upon, arising out of, or related to this Agreement, the Equity Commitment Letter or any other Transaction Document may only be brought against Persons that are expressly named as parties hereto or thereto. No former, current or future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, members, managers, agents, Affiliates, general or limited partners or assignees of Seller, Buyer, any former, current or future direct or indirect equity holder, controlling Person, stockholder, director, officer, employee, member, manager, general or limited partner, Affiliate, agent or assignee of any of the foregoing shall have any Liability or obligation for any of the representations, warranties, covenants, agreements, obligations or Liabilities of Seller or Buyer under this Agreement or of or for any Action based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of any Party or other Person or otherwise.

(e) The Parties acknowledge that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Notwithstanding anything to the contrary in this Agreement, if the Termination Fee is required to be paid to Buyer as a result of a termination of this Agreement pursuant to Section 10.03(a) and any Buyer Expenses are required to be paid to Buyer pursuant to Section 10.03(c), then Buyer’s right to receive payment of the Termination Fee pursuant to Section 10.03(a) and any Buyer Expenses pursuant to Section 10.03(c), and the payment of any other amounts due pursuant to the last sentence of Section 5.03(b) and this Section 10.03(e) shall be the sole and exclusive remedy of Buyer, except in the case of fraud, whether at law or in equity, in contract, in tort, for strict liability, or otherwise, including any Action, against Seller and the former, current and future holders of any equity interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, stockholders assignees of Seller, and any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of any of the foregoing for any Damages suffered as a result of (i) any breach of any representation, warranty, covenant or agreement made or alleged to have been made in connection herewith or in any of the other Transaction Documents or the other agreements, instruments or documents contemplated hereby or executed in connection herewith, (ii) any failure of Seller to comply with its obligations under this Agreement or any of the other Transaction Documents or the other agreements, instruments or document contemplated hereby or executed in connection herewith, (iii) the failure of the transactions contemplated by this Agreement to be consummated or (iv) this Agreement or any of the other Transaction Documents, agreements, instruments or documents contemplated hereby or executed in connection herewith (or the abandonment or termination thereof) or the transactions contemplated hereby or thereby or the failure of any such transactions to be consummated or the termination of this Agreement, and Buyer shall not seek to recover any other monetary damages or seek any other claim at law or in equity with respect thereto. Without limiting any other rights of Buyer hereunder, if Seller fails to pay the Termination Fee and/or Buyer Expenses when due, and, in order to obtain such payment, Buyer commences an Action that results in a final, binding and non-appealable judgment against Seller for the Termination Fee and/or Buyer Expenses, Seller shall pay to Buyer, together with the Termination Fee and/or Buyer Expenses, (i) interest on the Termination Fee or Buyer Expenses, as applicable, from the date of termination of this Agreement at a rate per annum equal to the rate per annum published in The Wall Street Journal from time to time as the prime lending rate prevailing during any relevant period and (ii) Buyer’s out-of-pocket costs and expenses (including reasonable attorneys’ fees) reasonably incurred in connection with such Action. Without limiting Buyer’s right to obtain an award of specific performance permitted by Section 11.12, solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Termination Fee or Buyer Expenses or expanding the circumstances in which the Termination Fee and/or Buyer Expenses are to be paid, it is agreed that the Termination Fee and/or Buyer Expenses are liquidated damages, and not a penalty. For the avoidance of doubt, in no event shall Seller be required to pay the Termination Fee or Buyer Expenses on more than one occasion.

ARTICLE XI

MISCELLANEOUS

Section 11.01 Notices. All notices and other communications between the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by facsimile or email (in each case in this clause (iv), solely if receipt is confirmed), addressed as follows:

if to Buyer, to:

BER Acquisition, LLC c/o Golden Gate Private Equity, Inc.
One Embarcadero Center, Suite 3900
San Francisco, CA 94109
Attention:	Stephen D. Oetgen
Joshua Cohen
Facsimile No.:	(415) 983-2814
(415) 983-2884
Email:	soetgen@goldengatecap.com
jcohen@goldengatecap.com

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199
Attention: Will Shields
Facsimile No.:	(617) 235-0509
Email:	william.shields@ropesgray.com

if to Seller, to:

Bob Evans Farms, Inc.
8111 Smiths Mill Road
New Albany, OH 43054
Attention: General Counsel
Facsimile No.:	(614) 409-2467
Email:	Colin_Daly@bobevans.com

with a copy (which shall not constitute notice) to:

Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, TN 37201
Attention:	J. Page Davidson
Scott W. Bell
Facsimile No.:	(615) 742-2753
(615) 742-0458
Email:	pdavidson@bassberry.com
sbell@bassberry.com

or such other address or facsimile number as such Party may hereafter specify for the purpose by notice to the other Party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 11.02 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided in Section 9.07 or Section 10.02, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 11.03 Expenses. Except as otherwise provided herein (including as set forth in Section 10.02), all costs and expenses incurred in connection with this Agreement (i) shall be paid by the Party incurring such cost or expense.

Section 11.04 Assignment; Successors and Assigns. No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other Party hereto; provided, that, without the consent of Seller, (i) Buyer may assign its rights or obligations under this Agreement to one or more of its Affiliates or, after the Closing, to an acquirer of all or substantially all of the Business, and (ii) Buyer may assign its right to acquire all or any portion of the Purchased Assets which would otherwise be transferred to Buyer at Closing to one or more of its Affiliates (in which case Seller shall transfer and convey such Purchased Assets (or portions thereof as specified by Buyer) to such Person(s)). In the event of an assignment pursuant to clauses (i) or (ii) of the foregoing sentence, nothing herein shall relieve Buyer of its obligations hereunder, including the obligation to pay the Purchase Price; provided that, to the extent performance or payment is made by an Affiliate or Affiliates of Buyer with respect to an obligation of Buyer hereunder, such obligations shall be satisfied to the extent of such performance or payment. Subject to the foregoing, the provisions of this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.

Section 11.05 Governing Law. This Agreement shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to the conflicts of Law rules of such state. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing law other than the Law of the State of Delaware.

Section 11.06 Jurisdiction. The Parties expressly agree that any Action seeking to enforce any provision of, or based on any matter arising out of, relating to or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Court of Chancery of the State of Delaware (or, if such courts shall not have jurisdiction, any federal court of the United States of America sitting in the State of Delaware), and, in each case, appellate courts therefrom, and each of the Parties hereby irrevocably and unconditionally submits and consents to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in the State of Delaware) (and of the appropriate appellate courts therefrom) in any such Action and irrevocably and unconditionally agrees (i) not to commence any such Action except in such Court, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by law, in such federal court, and (iii) waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 11.01 shall be deemed effective service of process on such Party.

Section 11.07 Waiver of Trial by Jury. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, LEGAL ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING WITH RESPECT TO THE COMMITMENTS SET FORTH IN THE EQUITY COMMITMENT LETTER). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY LITIGATION, LEGAL ACTION, SUIT OR PROCEEDING

SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.07.

Section 11.08 Counterparts; Effectiveness; No Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Party hereto. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The Parties intend to sign and deliver this Agreement by facsimile or other electronic transmission. Each Party agrees that the delivery of this Agreement by facsimile or other electronic transmission shall have the same force and effect as delivery of original signatures and that each Party may use such signatures delivered by facsimile or electronic transmission as evidence of the execution and delivery of this Agreement by all Parties to the same extent that an original signature could be used. No provision of this Agreement is intended to confer any rights, benefits, remedies or Liabilities hereunder upon any Person other than the Parties and their respective successors and permitted assigns.

Section 11.09 Entire Agreement. The Transaction Documents and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the matters covered hereby and thereby and supersede all prior agreements and understandings, both oral and written, between the Parties with respect thereto.

Section 11.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.11 Disclosure Schedule. The Parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of Buyer, (b) the disclosure by Seller of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgement by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material, (c) except with respect to the representations and warranties in Section 3.04, which shall only be qualified by Schedule 3.04 in the Disclosure Schedules, if any Section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another Section of the Disclosure Schedules or the statements contained in any Section of ARTICLE III reasonably apparent, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other Section or the omission of a reference in the particular representation and warranty to such Section of the Disclosure Schedule, (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (e) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement and (f) the Disclosure Schedules and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of Seller except as and to the extent provided in this Agreement.

Section 11.12 Specific Performance.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement would not be adequately compensated by monetary damages. The Parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Section 10.01, Buyer, on the one hand, and Seller, on the other hand, shall, in the event of any breach or threatened breach by Seller, on the one hand, or Buyer, on the other hand, of any of their respective covenants or agreements set forth in this Agreement, be entitled, without proof of the inadequacy of monetary damages, to equitable relief, including an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and agreements of the other under this Agreement (including the obligation of the parties to consummate the transactions contemplated by this Agreement). The Parties hereto have specifically bargained for the right to specific performance of the obligations hereunder, in accordance with the terms and conditions of this Section 11.12, notwithstanding the potential for payment of the Termination Fee and Buyer Expenses in the event of the termination of this Agreement in accordance with Section 10.03(a).

(b) Each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance pursuant to the terms of this Agreement to prevent or restrain breaches of this Agreement by such Party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and agreements of such Party under this Agreement in accordance with the terms of this Section 11.12. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction, all in accordance with the terms of this Section 11.12. Each Party further agrees that (i) nothing set forth in this Section 11.12 shall require any Party to institute any

Action for (or limit any Party’s right to institute any Action for) specific performance under this Section 11.12 prior or as a condition to exercising any termination right under ARTICLE X, and (ii) the prevailing party in any such Action shall be entitled to reimbursement of all costs and expenses associated with seeking such relief, including reasonable attorneys’ fees.

Section 11.13 Conflicts of Interest. Buyer hereby waives and shall not assert, and agrees after the Closing to cause any other applicable Affiliates to waive and to not assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller, or any of its Subsidiaries or other Affiliates, or any of their respective officers, employees or directors (any such person, a “Designated Person”) in any matter involving this Agreement or any other agreements or transactions contemplated hereby, by Bass, Berry & Sims PLC (collectively, “Prior Business Counsel”). Without limiting the foregoing, Buyer and Seller agree that, following the Closing, Prior Business Counsel may serve as counsel to any Designated Person in connection with any matters related to this Agreement and the transactions contemplated hereby, including any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding any representation by Prior Business Counsel prior to the Closing, and Buyer (on behalf of itself and its Affiliates) hereby agrees that, in the event that a dispute arises after the Closing between Buyer or any of its Affiliates, on the one hand, and any Designated Person, on the other hand, Prior Business Counsel may represent one or more Designated Persons in such dispute even though the interests of such Person(s) may be directly adverse to Buyer or its Affiliates.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BER ACQUISITION, LLC

By:	/s/ Joshua Cohen
	Name:	Joshua Cohen
	Title:	President

[Signature Page to Asset and Membership Interest Purchase Agreement]

BOB EVANS FARMS, INC.

By:	/s/ Douglas Benham
	Name:	Douglas Benham
	Title:	Executive Chair

[Signature Page to Asset and Membership Interest Purchase Agreement]